     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 14, 2000

                                                      REGISTRATION NO. 333-11540
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2
                                       TO
                                    FORM F-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                            ------------------------

                                 ACTIVCARD S.A.
               (Exact name of registrant as specified in charter)

     THE REPUBLIC OF FRANCE                        7372                       NONE
  (State or other jurisdiction               (Primary Standard          (I.R.S. Employer
of incorporation or organization)               Industrial           Identification Number)
                                        Classification Code Number)

                            ------------------------

                       24-28 AVENUE DU GENERAL DE GAULLE
                              92156 SURESNES CEDEX
                                     FRANCE
                               (33-1) 42-04-8400
                            ------------------------

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               JEAN-GERARD GALVEZ
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                ACTIVCARD, INC.
                             6531 DUMBARTON CIRCLE
                           FREMONT, CALIFORNIA 94555
                                 (510) 574-0100
                            ------------------------

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

             RICHARD B. VILSOET                             GERALD S. TANENBAUM
             SHEARMAN & STERLING                          CAHILL GORDON & REINDEL
            599 LEXINGTON AVENUE                              80 PINE STREET
          NEW YORK, NEW YORK 10022                       NEW YORK, NEW YORK 10005
               (212) 848-4000                                 (212) 701-3224

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register addition securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box. / /

                         ------------------------------

    THE REGISTRATION HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH
SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS                    SUBJECT TO COMPLETION


                              DATED MARCH 14, 2000


[LOGO]

4,000,000 AMERICAN DEPOSITARY SHARES,
EACH REPRESENTING ONE ORDINARY SHARE


ActivCard S.A. is offering 4,000,000 of its ordinary shares, in the form of American Depositary Shares. Each ADS represents one of our ordinary shares. The ADSs are evidenced by American Depositary Receipts. A portion of the offering may be issued in the form of ordinary shares



Our ordinary shares are listed on Easdaq under the symbol "ACTV." On March 13, 2000, the closing price on the Easdaq was $84.50 per share for our ordinary shares.


We will apply to list the ADSs on the Nasdaq National Market under the symbol "ACTI."

INVESTING IN THE ADSS INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

------------------------------------------------------------------------------------------------------------
                                               PRICE TO             UNDERWRITING         PROCEEDS TO
                                               PUBLIC               DISCOUNT             ACTIVCARD
------------------------------------------------------------------------------------------------------------
Per ADS                                        $                    $                    $
------------------------------------------------------------------------------------------------------------
Total                                          $                    $                    $
------------------------------------------------------------------------------------------------------------

To cover over-allotments the underwriters may purchase up to an additional 600,000 shares from certain stockholders at the initial public offering price less the underwriting discount.

J.P. MORGAN & CO.                                                       SG COWEN

                                 WIT SOUNDVIEW

      , 2000

                              [INSIDE FRONT COVER]

This inside front cover pictures two thirds of a map of the world on the left-hand side of the page and a young man on the right-hand side of the page. At the bottom right hand side of the page is a picture of an ActivCard chip card. The words "Who are you?" are superimposed on the picture.

Below the picture is the following text:

                                   Prove it.

ActivCard enables you to prove who you are. In the anytime, anywhere, virtual world of the Internet, your identity is the key to e-business. By linking our core technology into systems delivered by Axent, Baltimore Technologies, Entrust, Hewlett Packard, Lucent, Novell, Schlumberger, Sun Microsystems, Visa, VeriSign, and other market leaders, ActivCard makes verifying who you are on the Internet as easy as using an ATM. Internet banking, e-commerce, access to corporate resources, medical records, digital signature, electronic cash, and loyalty programs all require that you prove your identity over the Internet.

e-Business comes down to a question of identity, from there--anything is possible.

                        ActivCard. The Key to e-Business

                               TABLE OF CONTENTS


                                        Page
                                        ----
Enforceability of Civil Liabilities...   iii
Exchange Rates........................   iii
Prospectus Summary....................     1
Risk Factors..........................     6
Special Note Regarding Forward-Looking
  Statements..........................    16
Use of Proceeds.......................    18
Dividend Policy.......................    18
Capitalization........................    19
Dilution..............................    20
Price Range of Shares.................    21
Selected Consolidated Historical
  Financial Data......................    22
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    24



Business..............................    33
                                        Page
                                        ----
Management............................    47
Certain Transactions with Related
  Parties.............................    51
Principal and Selling Shareholders....    52
Description of Share Capital..........    53
Description of American Depositary
  Shares..............................    58
Shares Eligible for Future Sale.......    63
Taxation..............................    64
Underwriting..........................    69
Legal Matters.........................    72
Experts...............................    72
Where You Can Find Information........    72
Index to Financial Statements.........   F-1


                            ------------------------

WE ARE NOT MAKING OFFERS TO, AND ARE NOT ACCEPTING OFFERS TO BUY FROM, HOLDERS IN ANY JURISDICTION IN WHICH THIS OFFER WOULD NOT COMPLY WITH LOCAL SECURITIES LAWS.

We have not authorized any person to give you any information or to make any representation that is not contained in this prospectus in connection with this offer to sell ADSs. If such information or representation is given or made to you, you must not rely upon it as having been authorized by us. You should not assume that the delivery of this prospectus or any sale made under it implies that the information in this prospectus is correct as of any date subsequent to the date of this prospectus, which is stated on the cover page.

Until       , 2000 (25 days after the date of this prospectus), all dealers that effect transactions in the ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

We intend to furnish to our stockholders annual reports containing audited financial statements.


This prospectus has not been submitted for approval by the French COMMISSION DES OPERATIONS DE BOURSE.



Accordingly, each of ActivCard and the underwriters has represented and agreed that, it has not offered or sold and will not offer or sell, directly or indirectly, the ADSs or ordinary shares to the public in the Republic of France, and has not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in the Republic of France this prospectus or any other material relating to the ADS or ordinary shares, and that such offers, sales and distributions have been and shall only be made in the Republic of France to (i) qualified investors (investisseurs qualifies) and/or (ii) a restricted circle or investors (cercle restraint d'investis seurs), all as defined in and in accordance with Article 6 of ordonnance no. 67-833 dated
28 September 1967, as amended, and decret no. 98-880 dated 1 October 1998.



Investors in the Republic of France may only participate in the issue of ADSs or ordinary shares, for their own account in accordance with conditions set out in decret no. 98-880 dated 1 October 1998. ADS or ordinary shares may only be issued, directly or indirectly, to the public in the Republic of France in accordance with Articles 6 and 7 of ordonnance no. 97-833 dated 28 September 1967, as amended. Where an issue of securities is effected as an exception to the rules relating to an appel public a l'epargne in the Republic of France (public offer rules) by way of an offer to a restricted circle of investors, such investors must, to the extent that the ADS or ordinary shares are offered to 100 or more of such investors, provide certification as to their personal association, of a professional or personal nature, with a member of the management of the issuer.



Our ADSs and ordinary shares may not be offered or sold prior to the expiry of six months from the date of the offer of the ADSs and ordinary shares to any person in the United Kingdom except to persons whose ordinary activities involve then in acquiring, holding, managing or disposing of investments, as principal or agent, for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995. No document issued in connection with the public offering may be or passed on to any person in the United Kingdom unless that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemption) Order 1996, as amended, or is a person to whom the document may otherwise by lawfully issued or passed on.



The offering of the ADSs and ordinary shares in the Republic of Italy has not been registered with the COMMIZIONE NAZIONALE PER LE SOCIETA E LA BORSA pursuant to Italian securities legislation. The distribution of this prospectus in the Republic of Italy is restricted to persons who qualify as professional investors under applicable Italian securities regulation.


                            ------------------------

ACTIVCARD-REGISTERED TRADEMARK- IS A REGISTERED TRADEMARK OF THE COMPANY AND ACTIVCARD ACTIVATED-TM-, ACTIVATED-TM-, ACTIVCOUPLER-TM-, ACTIVPACK-TM-, ACTIVREADER-TM-, CORPORATE WALLET-TM-, DIGITAL IDENTITY-TM-, DIGITAL IDENTITY FRAMEWORK-TM-, AND SMARTREADER-TM- ARE TRADEMARKS OF THE COMPANY. THIS PROSPECTUS ALSO CONTAINS TRADEMARKS OF OTHER COMPANIES.

                      ENFORCEABILITY OF CIVIL LIABILITIES

We are a SOCIETE ANONYME, a corporation organized under the laws of France. A substantial portion of our assets are located outside the United States and certain experts named in this prospectus are residents of France. As a result, it may not be possible for investors to effect service of process within the United States upon our company or upon such persons with respect to matters arising under the U.S. federal securities laws. It also may not be possible to enforce against them in U.S. courts judgments predicated upon the civil liability provisions of the U.S. federal securities laws. We have been advised by Shearman & Sterling, Paris, our French counsel, that strict conditions apply to, and therefore there is doubt as to whether French courts would apply, the civil liability provisions of the U.S. federal securities laws in original actions in French courts. We have also been advised that there is doubt as to whether French courts would enforce a judgment of a U.S. court predicated solely upon the civil liability provisions of the U.S. federal securities laws.

                                 EXCHANGE RATES

We publish our financial statements in U.S. dollars. References to "dollars" or "$" are to U.S. dollars and references to "francs" or "FF" are to French francs. In 1998 and 1999, we recorded a majority of our revenue in U.S. dollars. Going forward, we anticipate that an increasing proportion of our revenues will be generated in U.S. dollars. Historically we recorded a significant portion of our expenses in French francs and we expect that a significant portion of our expenses will continue to be incurred in French francs. Fluctuations in the value of the French franc and other currencies relative to the U.S. dollar have caused and will continue to cause dollar-translated amounts to vary from one period to another. Due to the constantly changing currency exposures and the substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon our future operating results.

On December 31, 1999, the Banque de France rate was FF6.53 per U.S. $1.00 (on the basis of 1 Euro per U.S. $1.005). The table below sets forth, for the periods indicated, the high, low, average and end of period rates expressed in French francs per U.S. $1.00 issued by the Banque de France used by us in the preparation of our consolidated financial statements. See Note 1.3 of the Notes to our Consolidated Financial Statements included elsewhere in this prospectus.

                                               -----------------------------------------
                                                                     AVERAGE     END OF
YEAR ENDED DECEMBER 31,                          HIGH       LOW        RATE      PERIOD
---------------------------------------------  --------   --------   --------   --------
1994.........................................     5.98       5.11       5.55       5.35
1995.........................................     5.39       4.78       5.00       4.90
1996.........................................     5.29       4.90       5.18       5.24
1997.........................................     6.35       5.19       5.84       5.99
1998.........................................     6.21       5.39       5.92       5.60
1999.........................................     6.53       5.61       6.03       6.53

As of January 1999, the French franc has been fixed at a conversion rate of euro 1.00=FF6.55957. The following table sets forth, for the dates and periods indicated, certain information regarding the Noon Buying Rate for the euro expressed in euro per U.S. $1.00.


                                               -----------------------------------------
                                                                     AVERAGE     END OF
YEAR ENDED DECEMBER 31,                          HIGH       LOW        RATE      PERIOD
---------------------------------------------  --------   --------   --------   --------
1999.........................................   1.1693     1.0045     1.0878     1.0045
2000 (January 4 through March 13)............   1.0460     0.9657     1.0309     1.0365

                               PROSPECTUS SUMMARY

THE FOLLOWING SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY MAY NOT CONTAIN ALL OF THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE FINANCIAL DATA AND THE NOTES THERETO, AND THE RISKS OF INVESTING IN OUR SHARES DISCUSSED UNDER THE "RISK FACTORS" SECTION BEFORE MAKING AN INVESTMENT DECISION. EXCEPT AS OTHERWISE NOTED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES THAT 4,000,000 SHARES, IN THE FORM OF AMERICAN DEPOSITARY SHARES, WILL BE SOLD IN THIS OFFERING AND THAT THE UNDERWRITERS HAVE NOT EXERCISED THEIR RIGHT TO PURCHASE AN ADDITIONAL 600,000 SHARES FOR SALE TO THE PUBLIC.

IN THIS PROSPECTUS, UNLESS THE CONTEXT INDICATES OTHERWISE, THE TERMS "ACTIVCARD," THE "COMPANY," "WE" OR "US" REFER TO ACTIVCARD S.A., A CORPORATION ORGANIZED UNDER THE LAWS OF THE REPUBLIC OF FRANCE, TOGETHER WITH ITS SUBSIDIARIES.

OVERVIEW

We provide solutions for authenticating and managing the digital identities of employees, suppliers, partners and customers accessing e-business resources. Our secure user identification solutions allow companies to control access to their information networks at the level appropriate for each particular user and are designed to provide the authentication necessary to prevent online fraud and other computer related crimes. Our products and technologies are designed to manage digital identities by addressing the administrative, security and usability concerns inherent in network computing.

Our range of products includes end-user authentication products, back-end server software for digital identity administration and software development kits. Our principal products include:

    - ACTIVCARD GOLD, a smart card-based authentication and credential management package,

    - ACTIVREADER, a multi-purpose, secure smart card reader,

    - ACTIVCARD ONE AND ACTIVCARD PLUS, token-based authentication products, and

    - ACTIVPACK, integrated back-end server and management solutions for Microsoft, Novell and IBM network systems.

Our products manage static passwords, generate one-time use passwords for secure log-in, remote and Internet access, and enable digital signatures. Authentication, which proves the identity of users and systems on the network, is a critical component in network security solutions. Both our end-user and server products are designed to ensure that users are properly authenticated and cannot repudiate their transactions while allowing network managers to securely administer the multiple systems that comprise their networks. Our software development kits allow other software vendors to integrate our end-user products and server software into their network applications.

Through our strategic relationships with companies such as AXENT Technologies, Hewlett-Packard, Lucent Technologies, Novell, Schlumberger, SCM Microsystems, Sun Microsystems and Visa International, our digital identity framework has been embedded in several leading systems and components. In addition, our digital identity framework is fully compatible with products and technologies produced by companies such as Baltimore Technologies, Entrust, Microsoft, Mondex International (a division of MasterCard), SCM Microsystems, Sun Microsystems and VeriSign.

We sell our products principally through distribution partners, such as original equipment manufacturers (OEMs), value-added resellers (VARs), system integrators and distributors. Historically, our principal customers have been European banking and financial services companies. We also market our products to companies in the telecommunications, healthcare, networking technologies and manufacturing sectors. We believe that there are more than one million people using our products for secure banking, web access and remote access to corporate networks.

INDUSTRY

Individuals and corporations increasingly rely upon computer networks, including the Internet, to communicate, access information and conduct commerce. The number of Internet users worldwide is expected to grow from 142 million in 1998 to 399 million in 2002, with electronic commerce growing from $50 billion to $774 billion over the same period. The recent and dramatic development of electronic commerce, coupled with the proliferation of extranet and intranet applications and network-connected devices, has substantially increased network complexity for all businesses. The risks of network fraud and the challenges of maintaining online confidentiality have increased correspondingly. Transaction security is a fundamental concern for companies migrating more of their business to the Internet. Network administrators and participants are increasingly turning to smart cards as a means to provide secure network access without sacrificing ease-of-use. It is estimated that 800,000 network access smart cards were deployed worldwide in 1999, and by 2003 that number is projected to grow to 125 million.

THE ACTIVCARD SOLUTION

We employ a combination of patented authentication methods, smart card and token technology and management tools to provide companies and individual users with an administratively efficient, easy to use, cost-effective and secure framework for managing digital identity. Our digital identity framework:

    - ENABLES PERSONALIZED SERVICES FROM ANY NETWORK-CONNECTED DEVICE;

    - PROVIDES A COMBINATION OF HIGH LEVEL SECURITY AND EASE-OF-USE;

    - SUPPORTS MULTIPLE CREDENTIALS (E.G., DIGITAL CERTIFICATES, DYNAMIC AND STATIC PASSWORDS); AND

    - OFFERS A UNIQUE, MODULAR AND HIGHLY SCALABLE DESIGN.

Our digital identity framework ensures that users are properly authenticated while allowing network managers to securely administer the diverse systems that comprise their network environment. Our solutions also provide non-repudiation of online transactions. For example, we provide the authentication technology necessary to enable ATM transactions to occur over the Internet, downloading electronic cash directly onto a card, through a variety of terminals, such as PCs, televisions and mobile telephones. Our recently introduced ActivGold product incorporates multi-application smart cards to provide a platform to consolidate various independent credentials, such as a corporate picture ID, building access, network login, online digital signature and credit card, thereby enabling a personalized online experience. These digital credentials collectively define the digital identity of a user or system.

OUR BUSINESS STRATEGY

Our objective is to become the leading supplier of products and technologies that enable information technology managers, product manufacturers, system integrators and network service providers to integrate managed digital identity services quickly and efficiently into their applications. Our strategy to achieve this objective includes the following key elements:

    - BUILD UPON OUR EXISTING CUSTOMER BASE

    - EXPAND OUR BASE OF STRATEGIC PARTNERS, OEMS AND DISTRIBUTORS

    - CUSTOMIZE FLEXIBLE PRICING MODELS TO ADDRESS OUR CUSTOMERS NEEDS

    - INCREASE SALES THROUGH OUR STRATEGIC PARTNERSHIPS

    - DEVELOP KEY TECHNOLOGY COMPONENTS FOCUSED ON THE CREATION, DISTRIBUTION, PROTECTION AND CONTROL OF MULTIPLE CREDENTIALS

    - MAKE DIGITAL IDENTITY THE ESSENTIAL COMPONENT ENABLING NEXT GENERATION INTERNET-BASED BUSINESS

RECENT DEVELOPMENTS

As a result of our continuing efforts to develop relationships with business partners, Schlumberger Systems, Business Brain Showa-Ota Inc., Sun Microsystems, Inc. and SCM Microsystems, Inc. have subscribed to a total of 990,675 of our ordinary shares at a subscription price of $17.16 per share. The subscription price was determined at a board of directors meeting held on December 16, 1999 and is based on the average closing price of our shares between November 25 and December 8, 1999. The sales of these shares were approved by our stockholders on February 9, 2000 and closed on February 16, 2000. We received net proceeds of approximately $16.5 million from the sale of these shares.

The terms of our $6.0 million aggregate principal amount of bonds issued in October 1999 require us to call them for redemption upon consummation of the subscriptions referred to above. Upon call for redemption, the holders may elect to convert all or a portion of the bonds into shares, for an aggregate of 300,000 shares if all are converted. If none of these bonds are converted, we would be required to use approximately $6.2 million of the proceeds of the sale of the subscribed shares to redeem the bonds.

OUR ADDRESS


Our principal European office is located at 24-28, Avenue du General de Gaulle, 92156 Suresnes Cedex, France. Our principal U.S. office is located at 6531 Dumbarton Circle, Fremont, California 94555, our telephone number is (510) 574-0100 and our website is www.activcard.com. Information contained in our website is not a part of this prospectus.

                                  THE OFFERING


SECURITIES WE ARE OFFERING................  4,000,000 shares are being offered, in the form of ADSs, to the public in the United States and to institutional
                                            investors outside the United States.

ORDINARY SHARES TO BE OUTSTANDING
  FOLLOWING THE OFFERING..................  37,380,701 shares (including 990,675 shares issued pursuant to the private placements that closed on
                                            February 16, 2000 and assuming 300,000 shares to be
                                            issued upon conversion of our $6.0 million non-
                                            interest-bearing convertible bonds issued in
                                            October 1999), excluding:

                                                - 5,748,751 shares issuable upon exercise of
                                                outstanding options, warrants and complementary
                                                  (share purchase) rights,

                                                - 760,550 shares issuable upon conversion of our
                                                convertible bonds issued in July and October 1997,
                                                  and

                                                - 142,790 shares reserved for future issuance under
                                                our stock option plans.

                                            This information assumes no exercise of the
                                            underwriter's over-allotment option.

OFFERING PRICE............................  $   per ADS.

AMERICAN DEPOSITARY SHARES................  Each ADS represents the right to receive one ordinary share.

UNDERWRITERS' OVER-ALLOTMENT OPTION.......  The underwriters have the option to purchase 600,000 additional shares, in the form of ADSs, from certain
                                            selling shareholders solely to cover over-allotments.

USE OF PROCEEDS...........................  We intend to use the net proceeds to fund anticipated operating losses, working capital, acquisitions and
                                            other general corporate purposes.

NASDAQ NATIONAL MARKET SYMBOL.............  "ACTI"

EASDAQ SYMBOL.............................  "ACTV"

PAYMENT AND SETTLEMENT....................  We expect that the ADSs will be ready for delivery through the facilities of The Depository Trust Company,
                                            Euroclear and Clearstream, Luxembourg on or about
                                                    , 2000. The Underwriters may elect to take
                                            delivery of a portion of the offering as ordinary
                                            shares. We expect to use the facilities of SICOVAM to
                                            facilitate transfers between ADSs and ordinary shares.

LOCK-UPS..................................  We, our executive officers and directors, and certain of our shareholders, have agreed not to sell or agree to
                                            sell, directly or indirectly, additional ADSs or shares
                                            or securities convertible or exchangeable for shares for
                                            a period of 150 days from the date hereof, except with
                                            the prior written consent of J.P. Morgan Securities Inc.
                                            See "Underwriting" for a more complete description of
                                            these arrangements.

                 SUMMARY CONSOLIDATED HISTORICAL FINANCIAL DATA

You should read the following information for each of the three years in the period ended December 31, 1999 together with our consolidated financial statements, including their notes, that are contained elsewhere in this prospectus. These financial statements and their notes were prepared in accordance with US GAAP and audited by Ernst & Young Audit, independent auditors.

                                                        ------------------------------------------
                                                                 YEARS ENDED DECEMBER 31,
                                                        ------------------------------------------
                                                                1997           1998           1999
                                                        ------------   ------------   ------------
                                                           IN THOUSANDS, EXCEPT PER SHARE DATA
STATEMENTS OF OPERATIONS DATA
Revenue:
  Products............................................  $      6,210   $      7,624   $      9,976
  Engineering services................................         1,357            642            286
                                                        ------------   ------------   ------------
Total revenues........................................  $      7,567   $      8,266   $     10,262
                                                        ============   ============   ============
Gross profit..........................................  $      2,741   $      3,043   $      4,925
Income (loss) from operations.........................       (10,067)       (10,391)       (15,740)
Interest and other financial income (expenses), net...          (181)          (360)          (187)
Income tax benefit....................................           714            452             15
Minority interest.....................................            32              1              -
Net loss..............................................        (9,502)       (10,298)       (15,912)

Basic and diluted net loss per share..................  $      (0.61)  $      (0.55)  $      (0.55)
                                                        ============   ============   ============
Number of shares used in computing basic and diluted
  net loss per share..................................    15,460,178     18,618,463     29,114,715


                                                        -----------------------------------------------
                                                                                           DECEMBER 31,
                                                        -----------------------------------------------
                                                                                                   1999
                                                            1997       1998       1999   AS ADJUSTED(1)
                                                        --------   --------   --------   --------------
                                                                         IN THOUSANDS
BALANCE SHEET DATA:
Cash and cash equivalents.............................  $ 5,291    $ 4,150    $ 8,790       $337,527
Total current assets..................................   10,356      9,302     14,398        342,506
Total assets..........................................   13,051     12,375     16,434        344,542
Total current liabilities.............................    5,263      5,902      5,953          5,324
Total long-term liabilities...........................    2,749      1,448        230            230
Convertible loan......................................    8,030      8,030      9,259          3,500
Shareholders' equity (deficit)........................   (2,991)    (3,005)       992        335,488


------------------------


(1) Adjusted to reflect: (i) consummation of this offering assuming net proceeds of $312,340,000 based on an assumed public offering price of $84.50 per ADS the closing price for our ordinary shares on Easdaq on March 13, 2000;
(ii) consummation of the sale of 990,675 shares in February 2000 to four strategic investors for net proceeds of approximately $16.5 million; and
(iii) the conversion of all of our $6.0 million non-interest bearing convertible bonds issued in October 1999 into 300,000 shares. These bonds are required to be redeemed by us with the proceeds of our private placements to strategic investors which closed on February 16, 2000 unless, upon notice of redemption, holders elect to convert all or a portion of such bonds into shares. If none of the holders of these bonds elect to convert the bonds to shares, our cash and cash equivalents, total current assets, total assets and shareholders' equity would be reduced by $6.2 million. See "Description of Share Capital--Convertible Bonds."

                                  RISK FACTORS

THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE DECIDING TO INVEST IN OUR ADSS. ANY OF THE RISK FACTORS COULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION OR OPERATING RESULTS. IN THAT CASE, THE TRADING PRICE OF OUR ADSS COULD DECLINE, AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.

RISKS RELATED TO OUR BUSINESS

WE HAVE A HISTORY OF LOSSES, EXPECT FUTURE LOSSES AND MAY NEVER ACHIEVE
  PROFITABILITY

We have not achieved profitability and expect to continue to incur operating losses for the foreseeable future. We incurred net losses of $15.9 million in 1999, $10.3 million in 1998 and $9.5 million in 1997. We expect to incur losses for the year ended December 31, 2000. As of December 31, 1999, our accumulated losses were $67.6 million, which represent our losses since we began our operations. Even with the use of the proceeds of this offering, we may not become profitable or able to significantly increase our revenue. We have recently increased our operating expenses and capital expenditures and expect further increases in operating expenses to facilitate the commercialization of our technology over the next twelve months. Although our revenues have grown in recent quarters, we will need to significantly increase revenues to achieve profitability. Even if we do achieve profitability, we may be unable to sustain profitability on a quarterly or annual basis in the future. It is possible that our revenues will grow more slowly than we anticipate or that operating expenses will exceed our expectations.

IF WE DO NOT RESPOND TO RAPID TECHNOLOGICAL CHANGES, OUR PRODUCTS AND TECHNOLOGY MAY BECOME OBSOLETE

If we do not continually modify and adapt our products and improve the performance features and reliability of our products in response to advances and changes in technology and standards, our business could be adversely affected, and our products and technology could become obsolete or less marketable. The market for network security products is characterized by rapid technological advances, changes in customer requirements, evolving industry standards and frequent new product introductions and enhancements. Moreover, if new Internet, networking or telecommunications technologies or standards become widely adopted or if other technological changes occur, we may need to adapt our products. Our future operating results will depend upon our ability on a timely basis to enhance our current products and to develop and introduce new products that address the increasingly sophisticated needs of the marketplace and that keep pace with technological developments, new competitive product offerings and emerging industry standards. The process of developing our products and services is extremely complex and requires significant continuing development efforts.

OUR OPERATING RESULTS ARE UNCERTAIN AND MAY FLUCTUATE SIGNIFICANTLY, WHICH COULD NEGATIVELY AFFECT THE VALUE OF YOUR INVESTMENT

Our operating results are difficult to forecast and may continue to fluctuate. As a result, period-to-period comparisons of our operating results are not meaningful. Factors that could influence our operating results include:

    - significant advances in techniques for attacking cryptographic systems;

    - publicity regarding the successful circumvention of security features of products similar to ours;

    - government regulation limiting the use, scope and strength of the cryptography used in our products;

    - the size, timing and shipment of individual orders;

    - market acceptance of our new products;

    - customer order deferrals in anticipation of new products or changes in their deployment plans;

    - lengthy sales cycle of our products;

    - foreign currency exchange rates; and

    - changes in our distribution channels.

Our expense levels are based, in part, on our expectations of future revenue, and if such expectations are not met, our operating results will be adversely affected.

THERE ARE SEASONAL FLUCTUATIONS IN OUR SALES, WHICH COULD AFFECT THE VALUE OF
  YOUR INVESTMENT

We experience significant seasonality in our sales. We believe that revenue will tend to be higher in the last quarter of each calendar year due to the budget cycles of our customers and the tendency of certain of these customers to implement changes in network systems prior to the end of the calendar year. Additionally, we believe that revenues are also higher in the second quarter of each year due to the greater number of purchasing decisions being made toward the end of such period, which is immediately prior to the start of the summer vacation season in Europe. As a result of these factors, we expect that revenue will tend to be lower in the first quarter of each calendar year compared to the previous quarter, and to be lower in the summer months, particularly in Europe, when businesses tend to defer purchase decisions. Because our operating expenses are fixed, a small variation in the timing of recognition of revenue can cause significant variations in operating results from quarter to quarter.

WE DEPEND ON THE SALES OF OUR CURRENT TECHNOLOGY AND RELATED PRODUCTS AND DO NOT EXPECT TO MATERIALLY DIVERSIFY OUR BUSINESS IN THE FORESEEABLE FUTURE

Substantially all of our revenue is derived from the sale of our user identification technology and related products. We anticipate that substantially all of the growth in our revenue, if any, will also be derived from these sources. If for any reason our sales of this technology and these products are impeded, and we have not diversified our product offerings, our business and results of operations could be harmed.

WE DERIVE A SUBSTANTIAL PORTION OF OUR REVENUE FROM A SMALL NUMBER OF CUSTOMERS AND, THEREFORE, THE LOSS OF EVEN ONE OF THESE CUSTOMERS COULD SIGNIFICANTLY AND NEGATIVELY IMPACT OUR OPERATING RESULTS

We depend on a limited number of customers for a substantial portion of our revenue and many of our contracts with our significant customers are short-term. If any of these customers did not renew their contract upon expiration, or if there was a substantial reduction in sales to any of our significant customers, it would adversely affect our business and operating results, unless we were able to replace the revenue we received from these customers. For the year ended December 31, 1998, we derived approximately 46% of our revenue from sales to Protect Data Sverige AB and 14% of our revenue from sales to Network Security AS. Protect Data and Network Security are our two largest product distributors, who sell our products to banks and financial institutions principally in Scandinavia. For the year ended December 31, 1999, we derived approximately 40% of our revenue from sales to Protect Data and 10% of our revenue from sales to Network Security. Two distributor accounts, Sparbanken and Kreditkassen, final buyers of our products, constituted 39% and 11%, respectively, of our total revenues for the year ended December 31, 1998, and 36% and 5%, respectively, of our total revenues for the year ended December 31, 1999. Additionally, sales to Verifone represented 9% of revenue for the year ended December 31, 1999. We expect to continue to depend upon a small number of large customers for a substantial portion of our revenue.

THE SALES CYCLE FOR OUR PRODUCTS AND TECHNOLOGY IS LONG, AND WE MAY INCUR SUBSTANTIAL EXPENSES FOR SALES THAT DO NOT OCCUR WHEN ANTICIPATED

The sale cycle for our products, which is the period of time between the identification of a potential customer and completion of the sale, is typically lengthy and subject to a number of significant risks over which we have little control. Because our operating expenses are based on anticipated revenue levels, a small fluctuation in the timing of sales can cause our operating results to vary significantly from period to period. If revenue falls significantly below anticipated levels, our business would be seriously harmed.

A typical sales cycle is often six to nine months in the case of the enterprise customer, and more than twelve months in the case of the service operator customer. Purchasing decisions for our products and systems may be subject to delay due to many factors which are not within our control, such as:

    - the time required for a prospective customer to recognize the need for our products;

    - the significant expense of many data security products and network systems;

    - customers' internal budgeting process; and

    - internal procedures customers may require for the approval of large purchases.

Furthermore, the implementation process is subject to delays resulting from administrative concerns associated with incorporating new technologies into existing networks, deployment of a new network system and data migration to the new system. Full deployment of our technology and products for such networks, servers or other host systems is usually scheduled to occur over a two- to three-year period and sales of tokens and related products would also occur over this period.

OUR INDUSTRY IS YOUNG AND IN A CONSTANT STATE OF FLUX WHICH MAY RESULT IN THE DEVELOPMENT OF DIFFERENT SECURITY PLATFORMS AND INDUSTRY STANDARDS THAT ARE NOT COMPATIBLE WITH OUR CURRENT PRODUCTS OR TECHNOLOGY

We believe that smart cards are the ideal platform for network and electronic commerce security and our business model is premised on the smart card becoming the secure access platform standard of the future. However, should platforms other than the smart card emerge as a preferred platform, our current focus could put us at a disadvantage to competitors who have been focusing on alternative platforms and our future growth and operating results could suffer.

In addition, we operate in markets for which industry-wide standards have not yet emerged. While we are actively engaged in discussing with our industry peers what those standards should be, it is possible that any standards eventually adopted could prove disadvantageous to or incompatible with our business model and product lines.

WE ENGAGE IN COMPETITIVE BIDDING PRACTICE FOR SOME OF OUR CONTRACTS, WHICH IS EXPENSIVE AND COULD RESULT IN OUR COSTS EXCEEDING OUR REVENUES ON SOME CONTRACTS

We generate a portion of our revenue from contracts and purchase orders awarded through a competitive bidding process. Our bids may not always be accepted or, if accepted, awarded contracts may not generate enough revenue to be profitable. The competitive bidding process is typically lengthy and often results in the expenditure of financial and other resources in connection with bids that are not accepted. Additionally, inherent in the competitive bidding process is the risk that our costs may exceed projected costs upon which a submitted bid or contract price is based.

OUR INTERNATIONAL OPERATIONS SUBJECT US TO RISKS ASSOCIATED WITH OPERATING IN FOREIGN MARKETS, INCLUDING FLUCTUATIONS IN CURRENCY EXCHANGE RATES, WHICH COULD ADVERSELY AFFECT OUR OPERATIONS AND FINANCIAL CONDITION

International sales are a substantial portion of our business. A severe economic decline in one of our major foreign markets could make it difficult for customers from those countries to pay us on a timely basis. Any such failure to pay, or deferral of payment, could adversely affect our operations and financial condition. In 1998 and in 1999, 90% and 82%, respectively, of our total sales came from markets outside the United States.

We face a number of risks inherent in doing business in international markets, including among others:

    - unexpected changes in regulatory requirements;

    - potentially adverse tax consequences;

    - export controls relating to encryption technology;

    - tariffs and other trade barriers;

    - difficulties in staffing and managing foreign operations;

    - changing economic or political conditions;

    - exposures to different legal standards;

    - burdens of complying with a variety of foreign laws;

    - fluctuations in currency exchange rates; and

    - seasonal reductions in business activity during the summer months in Europe and other parts of the world.

We contract for the manufacture of our ActivCard tokens with RJP International Limited (RJP), a Hong Kong-based manufacturer whose manufacturing facilities are located in a "special economic zone" in Guandong Province in the People's Republic of China (PRC) and with a second-source supplier in Singapore. With respect to manufacturing in the PRC, the Chinese government has exercised, and continues to exercise, substantial control over many sectors of the Chinese economy. Consequently, changes in policy by the Chinese government could adversely affect our ability to source our ActivCard tokens in China. The preferential tax treatment granted to enterprises located in "special economic zones" could also be withdrawn, which could adversely affect the cost of manufacturing in China. In addition, changes in the political status and economic policies of Hong Kong, in particular, changes that may result from the recent return of Hong Kong from the United Kingdom to China, could adversely affect our ability to source our ActivCard tokens from RJP.

While we prepare our financial statements in U.S. dollars, we have historically recorded the substantial portion of our expenses in French francs. We expect that a significant portion of our expenses will continue to be incurred in French francs and, to a lesser extent, in other foreign currencies. Fluctuations in the value of the French franc and other currencies relative to the U.S. dollar have caused and will continue to cause dollar-translated amounts to vary from one period to another. Due to the constantly changing currency exposures and the substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results.

THE LOSS OF THE SERVICES OF OUR EXECUTIVE OFFICERS OR KEY PERSONNEL WOULD LIKELY CAUSE OUR BUSINESS TO SUFFER

Our future success depends largely on the efforts and abilities of our executive officers and senior management, particularly Jean-Gerard Galvez, our Chairman, President and Chief Executive Officer, Yves Audebert, our Founder, Vice Chairman and Chief Technology Officer and other key employees, including our technical and sales personnel. The loss of the services of any of these persons could harm our business. We have employment agreements with only a few of our key personnel but do not maintain any key-person insurance for any of our employees. In addition, we believe that our future success will depend in large part upon our ability to attract and retain additional key personnel. A failure to attract additional personnel where necessary could significantly harm our business or financial performance.

IF WE ARE UNABLE TO HIRE AND RETAIN QUALIFIED TECHNICAL PERSONNEL OUR BUSINESS
  WILL SUFFER

Our future success depends in part on the availability of qualified technical personnel, including personnel trained in software and hardware applications within specialized fields. As a result, we may not be able to successfully attract or retain skilled technical employees, which may impede our ability to develop, install, implement and otherwise service our software and hardware systems and to efficiently conduct our operations. The information technology and network security industries are characterized by a high level of employee mobility, and the market for such individuals in certain regions is extremely competitive. This competition means there are fewer highly qualified employees available to hire, the costs of hiring and retaining such individuals are high and such personnel may not remain with our company once hired. Furthermore, there is increasing pressure to provide technical employees with stock options and other equity interests in our company, which may dilute our earnings per share.

WE MAY HAVE DIFFICULTIES MANAGING OUR FUTURE GROWTH

We plan to continue to grow, particularly in the United States, and to continue to increase the number of our sales, support, service, marketing and product development personnel significantly. This planned expansion, if achieved, would place a strain on our resources and increase operating costs. Our ability to manage our staff and growth effectively will require us to continue to improve our operations, financial and management controls, reporting systems and procedures; to train, motivate and manage our employees; and, as required, to install new management information systems. There can be no assurance that existing management or any new members of management will be able to augment or improve existing systems and controls or implement new systems and controls in response to anticipated future growth. Furthermore, in 1995, we commenced operations in North America, which included the establishment of a U.S. management team. As a result, we have a limited operating history under our current U.S. management. If we are successful in achieving growth plans, such growth is likely to place a significant burden on our operating and financial systems, resulting in increased responsibility for senior management and other personnel within our company.

OUR SUCCESS DEPENDS ON ESTABLISHING AND MAINTAINING STRATEGIC RELATIONSHIPS WITH OTHER COMPANIES TO DEVELOP, MARKET AND DISTRIBUTE OUR TECHNOLOGY AND PRODUCTS AND, IN SOME CASES, TO INCORPORATE OUR TECHNOLOGY INTO THEIR PRODUCTS

Part of our business strategy has been to enter into strategic alliances and other cooperative arrangements with other companies in our industry. We currently are involved in cooperative efforts with respect to incorporation of our products into products of others, research and development efforts, marketing efforts and reseller arrangements. None of these relationships are exclusive, and some of our strategic partners also have cooperative relationships with certain of our competitors. If we are unable to enter cooperative arrangements in the future or if we lose any of our current strategic or cooperative relationships, our business could be harmed. We do not control the time and resources devoted to such activities by parties with whom we have relationships. In addition, we may not have the resources available to satisfy our commitments, which may adversely affect these relationships. These relationships may not continue, may not be commercially successful, or may require our expenditure of significant financial, personnel and administrative resources from time to time. Further, certain of our products and services compete with the products and services of our strategic partners. For example, Schlumberger distributes software for logical security applications using smart cards in addition to the smart card products that they license from us. VeriFone offers a family of smart card readers in addition to the smart card readers that they purchase from us. This competition may adversely affect our relationships with our strategic partners, which could adversely affect our business.


WE MAY BE REQUIRED TO TAKE ACTIONS THAT ARE CONTRARY TO OUR BUSINESS OBJECTIVES TO AVOID BEING DEEMED AN INVESTMENT COMPANY AS DEFINED UNDER THE INVESTMENT COMPANY ACT OF 1940



Generally, a company is an investment company and must register under the Investment Company Act and comply with its regulations if the value of the company's investment securities exceeds 40% of the value of the company's total assets or if the company primarily engages, or holds itself out as being primarily engaged, in the business of investing, owning or holding securities. Our investment securities may exceed 40% of the value of our total assets.



The Investment Company Act provides that a company is not an investment company and is not required to register under the Investment Company Act if the company is primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities. We believe that we are engaged primarily and directly in the business of providing solutions for authenticating and managing the digital identities of employees, suppliers, partners and customers accessing e-business resources, and that we are not an investment company as that term is defined under the Investment Company Act of 1940.



Because of the consequences that would result if the U.S. Securities and Exchange Commission or a court were to determine that we are an investment company, we are currently relying on a one-year temporary exemption from the registration requirements of the Investment Company Act. If necessary, before the end of the one-year period, we may seek an order from the Securities and Exchange Commission declaring that we are not an investment company.



If we were unable to obtain such an order and the one-year temporary exemption were no longer available, we may be required to take actions to avoid the requirement to register as an investment company. For example, we may need to acquire additional income or loss generating assets that we might not otherwise have acquired, restrict our investment in securities pending use in our operations to items such as cash and U.S. government securities and/or be forced to forego opportunities to acquire interests in companies that would be important to our strategy. In addition, we may need to sell some assets which are considered to be investment securities, including certain short-term securities and interests in other companies.

The Investment Company Act contains substantive regulations with respect to investment companies including restrictions on their capital structure, operations, transactions with affiliates, and other matters which would be incompatible with our operations. If we were to be deemed an investment company, we would, among other things, effectively be precluded from making any public offering in the United States until such time as we were no longer an investment company. We could also be subject to administrative or legal proceedings, and, among other things, contracts to which we are a party might be rendered unenforceable or subject to recission.


RISKS RELATED TO OUR INDUSTRY

IF THE USE OF THE INTERNET AND OTHER COMMUNICATIONS NETWORKS DOES NOT CONTINUE TO GROW, DEMAND FOR OUR PRODUCTS MAY NOT INCREASE

Successful implementation of our strategy depends in large part on the continued growth in the use of the Internet and other communications networks based on Internet protocols. If the use of these networks does not continue to grow, or if it grows more slowly than we expect, the demand for our products may not increase. Because electronic commerce and communications over these networks is evolving, we cannot predict the size of the market and its sustainable growth rate. To date, many businesses and consumers have been deterred from using these networks for a number of reasons, including, but not limited to:

    - potentially inadequate development of network infrastructure;

    - security concerns including the potential for user impersonation and fraud or theft of stored data and information communicated over networks;

    - inconsistent quality of service;

    - lack of availability of cost-effective, high-speed service;

    - limited numbers of local access points for corporate users;

    - inability to integrate business applications on the networks;

    - the need to operate with multiple and frequently incompatible products;

    - limitations on networks due to increased users and lack of sufficient infrastructure to support increased levels of use;

    - increased governmental regulation and delays in development or adoption of new standards and protocols to handle increased levels of activity; and

    - lack of tools to simplify access to and use of networks.

The adoption of the Internet and other communication networks based on Internet protocols will require a broad acceptance of new methods of conducting business and exchanging information. Companies and government agencies that already have invested substantial resources in other methods of conducting business may be reluctant to adopt new methods. Also, persons with established patterns of purchasing goods and services and effecting payments may be reluctant to change.

WE FACE INTENSE COMPETITION FROM OTHER NETWORK SECURITY COMPANIES AND MAY BE UNABLE TO COMPETE SUCCESSFULLY IN AN EVOLVING MARKET

Our industry is highly competitive and evolving, and we may be unable to compete successfully in the future, which may harm our business. We compete in numerous markets, including

    - data security;

    - access control;

    - smart card-based security applications and token authentication;

    - electronic commerce applications; and

    - systems integration.

These markets are characterized by rapidly changing technology and industry standards, evolving user needs and the frequent introduction of new products. We believe that the principal factors affecting competition in our markets include product functionality, performance, flexibility and features of products, use of open standards technology, quality of service and support, reputation and price.

Based on our current plans, we believe that the net proceeds from the offering and cash flows generated by operations will be adequate to satisfy our research and development requirements at least through 2000. However, if our research and development plans change due to unforseen circumstances, we may need additional funding before 2001 to maintain our focus on research and development which could adversely affect the competitiveness of our products.

Many of our competitors are more established, have greater name recognition and have substantially greater financial, technical and marketing resources than we have. In addition, there are several smaller and start-up companies with which we compete from time to time. We also expect that competition will increase as a result of consolidation in the information technology and network security industries. Furthermore, our current and potential competitors have established or may in the future establish collaborative relationships among themselves or with third parties, including third parties with whom we have strategic relationships, to increase the functionalities of their products. Accordingly, it is possible that new competitors or alliances may emerge and rapidly acquire significant market share, which could materially and adversely affect our financial condition and results of operations.

GOVERNMENT REGULATION OF TECHNOLOGY EXPORTS COULD LIMIT OUR ABILITY TO MARKET OUR PRODUCTS ABROAD AND TO COMPETE EFFECTIVELY

    - Our international sales and operations may be subject to the following risks:

    - imposition of government controls;

    - new or changed export license requirements;

    - restrictions on the export of critical technology;

    - import or trade restrictions; and

    - changes in tariffs.

While we believe our technology and products are designed to meet the regulatory standards of many foreign markets, any inability to obtain foreign regulatory approvals on a timely basis could have a material adverse effect on our financial condition or results of operations. Certain of our products are subject to export controls under U.S. and French laws, and we believe that we have obtained all necessary export approvals when required. However, the list of products and countries for which export approval is required, and the regulatory policies with respect thereto, may be revised from time to time. Our failure to obtain required approvals under these regulations could adversely affect our ability to make international sales. For example, because of the U.S. governmental controls on the exportation of encryption technology, we have been unable to export some of our products with the most robust information security encryption technology and will be required to provide for recovery of encryption keys for access by governmental authorities in order to export products containing those robust encryption algorithms. As a result, foreign competitors facing less stringent controls on their products may be able to compete more effectively than us in the global information security market. These factors may have a material adverse effect on our financial condition or results of operations.

Due to the increasing popularity of the Internet and Internet protocol-based communication networks, it is possible that laws and regulations may be enacted covering issues such as user privacy, pricing, content and quality of products and services. The increased attention focused upon these issues as a result of the adoption of additional laws and regulations may reduce the rate of growth of these networks, which in turn could result in decreased demand for our technology.

RISKS RELATING TO OUR PRODUCTS

WE DEPEND UPON A LIMITED NUMBER OF MANUFACTURERS AND SUPPLIERS, WHICH MAKES US VULNERABLE IF WE LOSE ACCESS TO THEM

We depend upon a small number of companies for the manufacture of our products, and the loss of any one of them could materially harm our business. We contract with RJP International, Ltd., a Hong Kong company, and with Omni Electronics Pte Ltd., located in Singapore, for the manufacture and assembly of our ActivCard tokens. The assembly of certain components used in our products is performed in France by Selem. The assembly of the ActivCard Gold is performed in the United States and Netherlands by Metatec. These are currently our sole sources for the manufacture and assembly of these products. A reduction or interruption in supply and the failure to identify and establish relationships with additional manufacturers and assemblers would adversely affect our results of operations and could impact customer relations.

Although most of the parts and components used in the manufacture of our products are readily available from a number of suppliers, certain components are currently available only from a single source or from limited sources. Our inability to obtain sufficient source components, or to obtain or develop alternative sources at competitive prices and quality, could result in delays in product shipments or increase our material costs, either of which would adversely affect our financial condition or results of operations. In particular, the microcontroller chips contained in our older ActivCard Plus tokens are currently purchased from a sole source supplier, Samsung Semiconductor Europe GmbH, which produces the chips in South Korea. We cannot assure you Samsung will be able to furnish enough chips to meet our demands or that we will be able to continue to purchase chips of acceptable quality from Samsung at commercially acceptable prices. We believe that, if Samsung were to discontinue the manufacture of the chips or to become unwilling or unable to meet our future requirements, we would be able to procure chips of acceptable quality from another supplier, and our contractual relationship with Samsung would not restrict our ability to do so. We could also redesign our ActivCard Plus tokens for a different microprocessor. However, delay or failure to identify additional suppliers at commercially acceptable prices or redesign the circuits could adversely affect our results of operations.

WE EMPLOY CRYPTOGRAPHIC TECHNOLOGY IN OUR AUTHENTICATION PRODUCTS THAT USES COMPLEX MATHEMATICAL FORMULATIONS TO ESTABLISH NETWORK SECURITY SYSTEMS

Many of our products are based on cryptographic technology. With cryptographic technology, a user is given a key which is required to encrypt and decode messages. The security afforded by this technology depends on the integrity of a user's key and in part on the application of algorithms, which are advanced mathematical factoring equations. These codes may eventually be broken or become subject to government regulation regarding their use, which would render our technology and products less effective. The occurrence of any one of the following could result in a decline in demand for our technology and products:

    - any significant advance in techniques for attacking cryptographic systems, including the development of an easy factoring method or faster, more powerful computers;

    - publicity of the successful decoding of cryptographic messages or the misappropriation of keys; and

    - increased government regulation limiting the use, scope or strength of cryptography.

WE COULD FACE LIABILITY FOR DEFECTS IN OUR PRODUCTS

Products as complex as those we offer may contain undetected errors or "bugs" or result in failures when first introduced or when new versions are released. The occurrence of these errors could result in adverse publicity, delay in product introduction, diversion of resources to remedy defects, loss of or a delay in market acceptance or claims by customers against our company, or could cause us to incur additional costs, any of which could adversely affect our business. Despite our product testing efforts and testing by current and potential customers, it is possible that errors will be found in products or enhancements after commencement of commercial shipments. We do not maintain insurance to guard against losses caused by product defects.

WE COULD FACE POTENTIAL LIABILITY FOR ACTUAL OR PERCEIVED FAILURE OF OUR PRODUCTS AND TECHNOLOGY AND OTHER RISKS ASSOCIATED WITH THE DELIVERY OF PROJECTS TO OUR CUSTOMERS

Our network security products are used to prevent unauthorized access to and attacks on critical enterprise information. Because our customers rely on our products for critical security applications, we may be exposed to potential liability claims for damage caused to an enterprise as a result of an actual or perceived failure of our products. An actual or perceived breach of enterprise network or data security systems of one of our customers, regardless of whether the breach is attributable to our products or solutions, could adversely affect the market's perception of our company, products and solutions and therefore our business. Furthermore, the nature of many of our professional services exposes us to a variety of risks. Many of our professional service engagements involve projects that are critical to the operations of our customers' businesses. Our failure or inability to meet a customer's expectations in the performance of our services or products, or to do so in the time frame required by the customer, regardless of our responsibility for the failure, could:

    - result in a claim for substantial damages against us by the customers;

    - discourage customers from engaging us for such services; and

    - damage our business reputation.

In addition, as a professional service provider, a portion of our business involves employing people and placing them in the workplace of other businesses. Therefore, we are also exposed to liability with respect to actions taken by our employees while on assignment, such as damages caused by employee errors and omissions, misuse of customer proprietary information, misappropriation of funds, discrimination and harassment, theft of customer property, other criminal activity or torts and other claims.

We currently carry general liability insurance, errors and omissions insurance and insurance to guard against losses caused by employee dishonesty. We believe that this insurance is comparable to other similar companies in our industry. However, that insurance may not continue to be available to us on reasonable terms or in sufficient amounts to cover one or more large claims, or the insurer may disclaim coverage as to any future claim. We do not maintain insurance coverage for employee errors or security breaches, nor do we maintain specific insurance coverage for any interruptions in our business operations. The successful assertion of one or more large claims against us that exceed available insurance coverage, or changes in our insurance policies, including premium increases or the imposition of large deductibles or co-insurance requirements, could adversely affect our business.

OUR OPERATIONS MAY SUFFER IF WE ARE UNABLE TO PROTECT THE INTELLECTUAL AND PROPRIETARY RIGHTS NECESSARY TO PRODUCE OUR PRODUCTS

We depend substantially on our proprietary information and technologies. We rely on a combination of trademark, patent, copyright and trade secret laws and license agreements to establish and protect our rights in software products and other proprietary technology. Although we believe that our intellectual property is not susceptible to compromise during the manufacturing process because our software is embedded, through a masking process, in the microcontroller before delivery to the manufacturer occurs and is not made independently available to the manufacturer, we do manufacture and sell products in countries that offer less protection for intellectual property than the United States or France. We enter into confidentiality or license agreements with our employees and distributors, as well as with our customers and potential customers seeking proprietary information, and limit access to and distribution of our software, documentation and other proprietary information. We cannot assure that the steps taken by us in this regard will be adequate to deter misappropriation or independent third-party development of our technology. In particular, it may be possible for unauthorized parties to copy certain portions of our products or obtain and use information that we regard as proprietary. Any inability to protect our proprietary technologies could adversely affect our business.

We have filed and been granted nine patents in the United States, which expire at various dates ranging from 2008 to 2011. In addition to the patents granted in the United States, we have been granted patents in Europe, Australia, Canada, Mexico and Taiwan. In general, patent rights are of similar duration (approximately 20 years) in all countries where patents have been issued. Upon expiration of such patents, competitors may develop and sell products based on technologies similar or equivalent to those currently covered by our patents.

The nature of the process for obtaining patents and the extent of protection provided by patent laws varies from country to country. We have filed a number of patent applications which are presently pending. We cannot assure you that patents will be issued with respect to pending or future patent applications, or that our issued patents will not be challenged, invalidated or circumvented, or that the patents that have been issued to us will prevent the development of competitive products. In addition, we cannot always be certain that we were the first creator of inventions covered by pending patent applications or the first to file patent applications on certain inventions.

WE MAY FACE CLAIMS OF INFRINGEMENT ON PROPRIETARY RIGHTS OF OTHERS, WHICH COULD SUBJECT US TO COSTLY LITIGATION AND THE POSSIBLE RESTRICTION ON THE USE OF SUCH PROPRIETARY RIGHTS

There is a risk that our products infringe on the proprietary rights of third parties. While we do not believe that our products infringe on proprietary rights of third parties, infringement or invalidity claims may nevertheless be asserted or prosecuted against us and our products may be found to have infringed the rights of third parties. Such claims are costly to defend and could subject us to substantial litigation costs. If any claims or actions are asserted against us, we may be required to modify our products or may be forced to obtain a license for such intellectual property rights in a timely manner. We may not be able to modify our products or obtain a license on commercially reasonable terms, or at all. Our failure to do so could adversely affect our business. See "Business--Intellectual Property."

WE MAY FACE SYSTEM FAILURES AND OTHER COSTS RESULTING FROM YEAR 2000 RISKS

Although we have not experienced Y2K problems with respect to any of our products, it is still possible that, even after January 1, 2000, Y2K-related issues may cause problems or disruptions. While we believe that all of our systems are Y2K compliant, we cannot assure you that we will not discover a problem during the year 2000 and still experience unanticipated material costs due to undetected errors or defects in the technology used on our systems. Also, failure of other systems used by our customers may adversely affect the performance of our products, which may in turn adversely affect our business.

Should any such problem arise, it is possible that customers or third parties might seek indemnification or damages from us as a result of Y2K issue-related errors caused by or not prevented by our products or services. We cannot predict the extent to which we might be liable for such costs but it is still conceivable, in general, that Y2K errors could result in substantial judgments against providers of information technology such as our company.

RISKS RELATING TO THIS OFFERING

IT IS POSSIBLE THAT THE PRICE OF OUR SECURITIES WILL BE VOLATILE, WHICH MAY EXPOSE US TO CLAIMS BY OUR SHAREHOLDERS

In general, the market prices of equity securities of high technology companies are often highly volatile and subject to movements in price that may be unrelated to the operating performance of the particular company. The trading price of our ADSs and our shares may be highly volatile as a result of factors specific to our company or applicable to the market and industry in general, including the following:

    - variations in our annual or quarterly financial results or those of our competitors;

    - changes by financial research analysts in their recommendations or estimates of our earnings;

    - conditions in the economy in general or in the information technology service sector in particular;

    - announcements of technological innovations or new products or services by us or our competitors; and

    - unfavorable publicity or changes in applicable laws and regulations (or judicial or administrative interpretations thereof) affecting us or the information technology service sectors.


In addition, the stock market has recently been subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies. In the past, following periods of volatility in the market price of a company's securities, some companies have been sued by their stockholders. If we were sued, it could result in substantial costs and a diversion of management's attention and resources, which could adversely affect our business. Since September 1, 1999, the price of our shares on Easdaq has increased from $4.50 to $84.50 on March 13, 2000, near its all time high of $94.75 during the same period. Traditionally, shares traded exclusively on Easdaq are less liquid than those traded on recognized North American stock exchanges. Consequently, our Easdaq trading history cannot be considered to be representative of the future performance of the price of our ADSs on Nasdaq.


THIS OFFERING WILL RESULT IN AN IMMEDIATE AND SUBSTANTIAL DILUTION OF OUR SHARES


This offering involves an immediate and substantial dilution of $75.53 per share (89%) between the adjusted net tangible book value per share of our shares after this offering and the public offering price based on an assumed price of $84.50 per share. In addition, should a significant percentage of our convertible bond holders convert their bonds into ordinary shares in lieu of redeeming them, our current shareholders will suffer further dilution of their equity interests in our company. See "Use of Proceeds" and "Dilution."


EXISTING SHAREHOLDERS WILL BE ABLE TO EXERCISE CONTROL OF OUR COMPANY AND MAY MAKE DECISIONS THAT ARE NOT IN THE BEST INTERESTS OF ALL SHAREHOLDERS

Insider control of a large amount of our shares could have an adverse effect on the market price of our ADSs. At the completion of this offering, Messrs. Galvez and Audebert will beneficially own or control 8.7% of our shares, and our executive officers and directors, including Messrs. Galvez and Audebert, will beneficially own or control 12.1% of our shares. Although they are under no obligation to do so, if our officers, directors and their affiliates were to vote together they would have the ability to control the election of our board of directors and the outcome of corporate actions requiring shareholder approval, including mergers and other changes of corporate control, going private transactions and other extraordinary transactions. Additionally entities controlled by Singapore Technologies Pte. Ltd. will beneficially own or control 14.0% of our shares upon completion of the offering. This concentration of ownership may have the effect of delaying or preventing a change of control of ActivCard, even if this change of control benefits our shareholders generally.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 37,380,701 ordinary shares (37,473,701 ordinary shares if the underwriters' over-allotment option is exercised in full) issued and outstanding (including the issuance of 990,675 shares in the private placements which closed on February 16, 2000 and the issuance of 300,000 shares upon the conversion of our October 1999 bonds). Of these shares, 32,963,516 (33,056,516 if the underwriters' over-allotment option is exercised in full) will be freely tradable in the public market, including the 300,000 shares to be issued upon conversion of our October 1999 bonds, without restrictions or further registration under the Securities Act, unless the shares are held by "affiliates," as that term is defined in Rule 144(a) under the Securities Act. Shares held by affiliates will be subject to the resale limitations of Rule 144. The remaining 4,417,185 shares outstanding will be "restricted securities" under the Securities Act and may not be sold in the absence of registration under the Securities Act or an exemption therefrom, including pursuant to Rule 144 or an offshore transaction pursuant to Regulation S. In addition, at December 31, 1999, (i) 3,491,420 shares were reserved for issuance upon exercise of outstanding stock options pursuant to our equity incentive plan at prices ranging from $1.67 to $19.75 per share,
(ii) 1,495,894 shares were reserved for issuance upon exercise of outstanding warrants at exercise prices ranging from $3.80 to $8.93 per share,
(iii) 760,550 shares were reserved for issuance upon conversion of our convertible notes at a price of $4.60 per share, (iv) 761,437 shares were reserved for issuance upon exercise of share purchase rights at prices ranging from $1.25 to $3.91 per share and (v) 142,790 shares were reserved for future issuance under our various stock option plans.

Our company, together with our executive officers and directors, and certain shareholders, have entered into lock-up agreements in connection with this offering generally providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our ADSs or shares or any securities exchangeable for or convertible into our ADSs or shares for a period of 150 days after the date of this prospectus without the prior written consent of J.P. Morgan Securities Inc.

Sales of large numbers of our ordinary shares could cause the price of our shares to decline.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and other materials we have filed or may file with the Securities and Exchange Commission, as well as information included in oral statements or other written statements made, or to be made, by us, contain, disclosures which are "forward-looking statements." Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as "may," "believe," "will," "expect," "project," "estimate," "anticipate," "plan" or "continue." These forward-looking statements address, among other things, strategic objectives and the anticipated effects of the sale of the shares and ADSs. See "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These forward-looking statements are based on the current plans and expectations of our management and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations and future financial condition and results. These factors include, but are not limited to:

    - the highly competitive nature of our industry;

    - estimates regarding the growth of Internet use and electronic commerce;

    - changes in federal, state, local or foreign regulation affecting our industry;

    - the departure of key members of our management;

    - our international operations;

    - changes in our strategic relationships;

    - our ability to implement successfully our development strategy;

    - fluctuations in the market value of our shares;

    - changes in general economic conditions;

    - the complexity and the success of integrated computer systems, and

    - other risk factors described in this prospectus.

As a consequence, current plans, anticipated actions and future financial conditions and results may differ from those expressed in any forward-looking statements made by or on behalf of our company. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented herein.

                                USE OF PROCEEDS


The net proceeds to us from the offering are estimated to be approximately $312.3 million. This estimate is based on an assumed public offering price of $84.50 per ADS, which is the closing price of our shares on Easdaq on March 13, 2000, after deducting the estimated underwriting discounts and commissions and estimated offering expenses. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders if the underwriters exercise their over-allotment option.


The principal purposes of this offering are to fund our anticipated operating losses, increase our working capital, complete anticipated acquisitions and fund other general corporate purposes.

Additionally, we may use a portion of the net proceeds to acquire businesses, products and technologies that are complementary to ours. We are continuing to identify and prioritize additional security technologies which we may wish to develop, either internally or through the licensing or acquisition of products from third parties. While we engage from time to time in discussions with respect to potential acquisitions, we do not have any plans, commitments or agreements with respect to any such acquisitions as of the date of this prospectus, and there can be no assurances that any such acquisitions will be made.

Pending the uses mentioned above, we intend to invest the net proceeds from this offering in short-term, investment grade, interest-bearing instruments.

                                DIVIDEND POLICY

We have never declared or paid cash dividends on our share capital. We currently intend to retain all future earnings to finance future growth and therefore do not anticipate paying any dividends in the foreseeable future.

Dividends are subject to shareholders' approval at an ordinary shareholders' meeting and the provisions of any loan or other agreements to which we may in the future become a party. Under French law, dividends approved at an ordinary shareholders' meeting are required to be paid by us within nine months of the end of our fiscal year unless otherwise authorized by a court order.

The amount of dividends available for distribution during a given financial year is divided between all our shareholders, in proportion to such shareholders' holdings. Dividends are paid in cash, or in the form of new ordinary shares. Pursuant to our STATUTS the decision to offer the shareholders the choice between the payment of a dividend in cash or in ordinary shares is subject to shareholders' approval at an ordinary shareholders' meeting. If no such decision is made, payment of the dividend is automatically made in cash.

                                 CAPITALIZATION

The following table describes our capitalization as of December 31, 1999 on:

    - a historical basis, and


    - an as adjusted basis to reflect (i) our receipt of the net proceeds from the offering at an assumed public offering price of $84.50 per ADS, based on the closing price of our shares on Easdaq of $84.50 per share on March 13, 2000, net of underwriting discounts and offering expenses,
      (ii) our receipt of the net proceeds of $16.5 million from the private placement of 990,675 shares in February 2000 and (iii) the application of $6.2 million of the proceeds from the private placement to redeem all of our $6 million non-interest bearing convertible bonds issued in October 1999 and due October 15, 2001 (assuming such bonds are not converted to shares by the holders thereof).



                                                              -------------------------
                                                                 AS OF DECEMBER 31,
                                                                        1999
                                                              -------------------------
                                                              HISTORICAL   AS ADJUSTED
                                                              ----------   ------------
                                                               (DOLLARS IN THOUSANDS)
Short-term debt and current portion of long-term debt.......   $  1,419      $  1,419

Long-term debt, excluding current portion...................        198           198

Convertible loan............................................      9,259         3,500

Shareholders' equity:
  Ordinary shares, FRF 6.25 nominal value; 32,090,026 shares
  issued and outstanding at December 31, 1999...............     36,339        41,305
  Additional paid-in capital................................     34,483       364,013
  Accumulated deficit.......................................    (67,640)      (67,640)
  Deferred stock compensation...............................       (124)         (124)
  Cumulative translation adjustment.........................     (2,066)       (2,066)
                                                               --------      --------
    Total shareholders' equity..............................        992       335.488
                                                               --------      --------
Total capitalization........................................   $ 11,868      $340,605
                                                               ========      ========


In addition to the shares to be outstanding after the offering, at December 31, 1999, we could issue additional shares under the following plans and arrangements:

    - 3,491,420 shares issuable upon exercise of options outstanding at a weighted average price of $5.10 per share,

    - 1,495,894 shares issuable upon the exercise of warrants outstanding at a weighted average price of $5.07 per share,

    - 760,550 shares issuable upon conversion of our convertible bonds at a price of $4.60 per share (excluding the 300,000 shares issuable upon the conversion of our convertible bonds issued in October 1999),

    - 761,437 shares issuable upon exercise of share purchase rights at a weighted average price of $1.52 per share as of, and

    - 142,790 shares available for future issuance under our various stock plans.

The share amounts above reflect a conversion, for the options and warrants exercisable in French francs, at the exchange rate of FF6.5295 to $1.00 in effect as of December 31, 1999.

                                    DILUTION


As of December 31, 1999, our net tangible book value, after giving effect to the issuance of 990,675 shares in the private placements which closed on February 16, 2000 and the issuance of 300,000 shares upon the conversion of our October 1999 bonds, was $23,148,000, or $0.69 per share. Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the number of shares outstanding. As of December 31, 1999, our net tangible book value, as further adjusted for the sale of 4,000,000 ADSs in the offering at an assumed public offering price at $84.50 per ADS based on the closing price of our shares on Easdaq of $84.50 per share on March 13, 2000, and after deducting the underwriting discounts and commissions and other estimated expenses, would have been approximately $8.97 per share. This represents an immediate increase of $8.28 per share to existing stockholders and an immediate dilution of $75.53 per share to new investors. The following table illustrates this per share dilution:



Assumed initial offering price per ADS......................              $84.50
  Net tangible book value per share before the offering.....      .69
  Increase in net tangible book value per share attributable
    to new investors........................................     8.28
                                                               ------
Pro forma net tangible book value per share after this
  offering..................................................                8.97
                                                                          ------
Dilution per share to new investors.........................              $75.53
                                                                          ======



The foregoing table summarizes, on a pro forma basis to give effect as of December 31, 1999 to the offering, the differences between the existing shareholders and the new investors with respect to the number of shares purchased from us, the total consideration paid to us and the average price per share paid, before deducting underwriting commissions and estimated offering expenses payable by us, at an assumed public offering price of $84.50 per ADS:



                                             ----------------------------------------------
                                                                                                  AVERAGE
                                                                                                    PRICE
                                                  SHARES PURCHASED       TOTAL CONSIDERATION    PER SHARE
                                             ---------------------   -----------------------   ----------
Existing shareholders......................  33,380,701     89.3%    $ 95,874,000     22.1%      $ 2.87
New investors..............................   4,000,000     10.7      338,000,000     77.9        84.50
                                             ----------    -----     ------------    -----
  Total....................................  37,380,701    100.0%    $433,874,000    100.0%
                                             ==========    =====     ============    =====


The foregoing discussion and tables are based upon the number of shares actually issued and outstanding on December 31, 1999 plus the assumed issuance of 990,675 shares issued pursuant to the private placements of our shares which closed on February 16, 2000, the 300,000 shares issuable upon the conversion of our October 1999 convertible bonds, and assumes no exercise of options or warrants outstanding as of December 31, 1999. As of that date, there were:

    - 3,491,420 shares issuable upon exercise of options outstanding at a weighted average exercise price of $5.10 per share,

    - 1,495,894 shares of issuable upon exercise of warrants outstanding at a weighted average exercise price of $5.07 per share,

    - 760,550 shares issuable upon conversion of our convertible notes at a price of $4.60 per share (excluding the 300,000 shares issuable upon the conversion of our convertible bonds issued in October 1999),

    - 761,437 shares issuable upon exercise of complementary (share purchase) rights at a weighted average price of $1.52 per share, and

    - 142,790 shares available for future issuance under our various stock plans.

To the extent these options and warrants are exercised, there will be further dilution to new investors.

                             PRICE RANGE OF SHARES

Our initial public offering was consummated in December 1996. Our shares are listed on Easdaq under the symbol "ACTV."

The following table sets forth, for the periods indicated, the high and low sale prices for our shares as reported on the Easdaq.


                                                              -----------------------------------
                                                                    SHARES          AVERAGE DAILY
                                                              -------------------      TRADING
                                                                HIGH       LOW         VOLUME
                                                              --------   --------   -------------
1997
First Quarter...............................................   $ 8.25     $ 8.00         7,788
Second Quarter..............................................   $ 8.12     $ 3.31        47,828
Third Quarter...............................................   $ 3.50     $ 2.88        15,402
Fourth Quarter..............................................   $ 3.13     $ 2.44        38,399

1998
First Quarter...............................................   $ 3.63     $ 2.13        22,044
Second Quarter..............................................   $ 6.25     $ 2.25        46,900
Third Quarter...............................................   $ 4.75     $ 3.00        12,528
Fourth Quarter..............................................   $ 2.85     $ 1.66        13,612

1999
First Quarter...............................................   $ 4.69     $ 1.60       167,254
Second Quarter..............................................   $ 5.92     $ 3.69        66,689
Third Quarter...............................................   $ 5.83     $ 4.07        49,222
Fourth Quarter..............................................   $25.00     $ 4.65       296,973

2000
First Quarter (through March 13, 2000)......................   $94.75     $22.50       400,093



Our price at the close of trading on March 13, 2000 was $84.50 per share. As of March 13, 2000, we estimate that there were approximately 88 registered holders.

                SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

Our selected historical consolidated financial data for the years ended December 31, 1995, 1996, 1997, 1998 and 1999 have been derived from, and should be read in conjunction with, our audited consolidated financial statements and the related notes thereto included elsewhere in this prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                   ------------------------------------------------------------------
                                                        YEARS ENDED DECEMBER 31,
                                   ------------------------------------------------------------------
                                      1995         1996          1997          1998          1999
                                   ----------   -----------   -----------   -----------   -----------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue:
  Products.......................  $      443   $     5,686   $     6,210   $     7,624   $     9,976
  Engineering services...........       2,609         2,627         1,357           642           286
                                   ----------   -----------   -----------   -----------   -----------
Total revenues...................       3,052         8,313         7,567         8,266        10,262
                                   ----------   -----------   -----------   -----------   -----------
Cost of revenue:
  Products.......................         345         3,521         3,470         4,564         5,099
  Engineering services...........       2,255         1,599         1,356           659           238
                                   ----------   -----------   -----------   -----------   -----------
Total cost of revenue............       2,600         5,120         4,826         5,223         5,337
                                   ----------   -----------   -----------   -----------   -----------
Gross profit (loss)..............         452         3,193         2,741         3,043         4,925
Costs and expenses:
  Research and development.......       1,550         3,070         3,281         3,888         5,233
  Marketing and selling..........       2,156         6,790         7,210         7,042         9,829
  General and
    administrative(1)............       3,766         4,313         2,317         2,504         5,603
                                   ----------   -----------   -----------   -----------   -----------
Total costs and expenses.........       7,472        14,173        12,808        13,434        20,665
                                   ----------   -----------   -----------   -----------   -----------
Income (loss) from operations....      (7,020)      (10,980)      (10,067)      (10,391)      (15,740)
Interest and other financial
  income (expenses), net.........        (389)         (225)         (181)         (360)         (187)
Income tax benefit (loss)........          53            68           714           452            15
Loss from discontinued
  operations.....................          --            --            --            --            --
Minority interest................          --            97            32             1            --
                                   ----------   -----------   -----------   -----------   -----------
Net loss.........................  $   (7,356)  $   (11,040)  $    (9,502)  $   (10,298)  $   (15,912)
                                   ==========   ===========   ===========   ===========   ===========
Basic and diluted net loss per
  share..........................  $    (1.37)  $     (0.92)  $     (0.61)  $     (0.55)  $     (0.55)
                                   ==========   ===========   ===========   ===========   ===========
Number of shares used in
  computing basic and diluted net
  loss per share.................   5,384,078    12,006,618    15,460,178    18,618,463    29,114,715

------------------------

(1) General and administrative expense for the year ended December 31, 1999 includes $3.04 million resulting from the settlement of a two-year old legal action, including a cash payment of $637,500 for legal expenses and a grant of 480,000 new shares valued at $2,400,000.

                                        -------------------------------------------------------------------
                                                                                            AT DECEMBER 31,
                                        -------------------------------------------------------------------
                                                                                                   1999
                                            1995       1996       1997       1998       1999   AS ADJUSTED
                                        --------   --------   --------   --------   --------   ------------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.............  $ 2,652    $ 9,593    $ 5,291    $ 4,150    $ 8,790      $337,527
Total current assets..................    6,529     15,779     10,356      9,302     14,398       342,506
Total assets..........................    7,640     17,495     13,051     12,375     16,434       344,542
Total current liabilities.............    7,602      8,568      5,263      5,902      5,953         5,324
Total long-term liabilities...........    2,718      2,160      2,749      1,448        230           230
Convertible bonds.....................       --         --      8,030      8,030      9,259         3,500
Shareholders' equity (deficit)........   (2,680)     6,767     (2,991)    (3,005)       992       335,488


------------------------


(1) Adjusted to reflect: (i) the consummation of this offering assuming net proceeds of $312,340,000 based on an assumed public offering price of $84.50 per ADS; (ii) consummation of the sale of 990,675 shares in February 2000 to four strategic investors for net proceeds of approximately $16.5 million; and (iii) the conversion of all of our $6 million non-interest bearing convertible bonds due 2001 issued in October 1999 into 300,000 shares. These bonds are required to be redeemed by us with the proceeds of our private placements to strategic investors that closed on February 16, 2000 unless, upon notice of redemption, holders elect to convert all or a portion of such bonds into shares. If none of the holders of these bonds elect to convert the bonds to shares, our cash and cash equivalents, total current assets and total assets would be reduced by $6.2 million. See "Description of Share Capital--Convertible Bonds."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND THE NOTES TO THOSE STATEMENTS THAT APPEAR ELSEWHERE IN THIS PROSPECTUS. THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT REFLECT OUR PLANS, ESTIMATES AND BELIEFS. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED BELOW AND ELSEWHERE IN THIS PROSPECTUS, PARTICULARLY IN "RISK FACTORS."

OVERVIEW

We develop, market and support software and related hardware products that provide or enable authentication, electronic certification and digital signatures for use on the Internet or in network systems, services and applications. Our secure user identification solutions allow companies to control access to their information networks at the level appropriate for employees, partners and customers and provide the authentication necessary to prevent online fraud and other computer-related crimes. Our products and technologies are designed to manage digital identities by addressing the administrative, security and usability concerns inherent in network computing.

From our founding in 1985 until 1994, we (i) provided software and hardware engineering services for defense-related companies, government agencies and multilateral institutions and (ii) developed, manufactured and sold customized portable products, similar in form to tokens, for large-scale applications, such as interactive television. In December 1993, as a result of management's assessment that it would take a significant period of time for the interactive television market to develop, we decided to discontinue the direct marketing and sales activities related to interactive television and began to devote our resources principally to the development of computer and communications network security products and contract engineering services. We first developed management software for our data security solution in 1996. The first ActivCard token solutions were introduced in 1995. In early 1997, we chose to focus our efforts as a provider of products, rather than engineering services, to enhance our gross margins and leverage our engineering investments. In January 1999, we introduced ActivCard Gold, a smart card-based solution for network security.

A substantial majority of revenues for 1995 and preceding years was derived from providing contracted engineering services to third parties and the manufacture and sale of products other than ActivCard tokens and related products. In fiscal 1996 through to 1998, the majority of our revenue was generated by the sale of token-based products. Until 1999, these revenues were mainly derived from ActivCard One and ActivCard Plus. In January 1999, we began to focus our efforts on smart card related products, which represented approximately 28% of revenues in 1999. The majority of our revenues continue to be derived from sales of security token implementations, sold mainly to European banks for network security and online banking applications. We believe most of our revenue growth will be from our smart card related products and we will be focusing much of our efforts on promoting these products.

Our consolidated financial statements are prepared in accordance with U.S. GAAP. We recognize revenue from the sale of hardware and software products upon shipment of the products and acceptance from the customer, provided no significant obligations remain and collection of the receivable is considered probable. Product revenue consists of hardware platform sales and license fees associated with embedded and server-based software. Sales to Original Equipment Manufacturers (OEMs) are recognized as revenue unless there is a specific acceptance period in the order. Revenue from engineering services is recognized in accordance with the percentage-of-completion method and to the extent such revenue is derived from services provided pursuant to a signed contact. As of December 31, 1999, we had not capitalized any software development costs and all research and development costs have been expensed as incurred. See Note 1.11 of Notes to Consolidated Financial Statements and the notes thereto included elsewhere in this prospectus.

If a software sale to an OEM contains support requirements, its value is determined and deferred. This deferred revenue is recognized over the estimated effective lifetime of that software version. Sales to Value Added Resellers
(VARs) are recognized as revenue when shipped. VARs do not stock our inventory for resale. Our product is shipped to the VAR for immediate reshipment to the end customer on an on-order basis or directly to the end customer. Sales to distributors are not recognized as revenue. If full right of return exists, we defer revenue on shipments to distributors and recognize revenue on distributor sales to end-users from a point-of-sale report or equivalent. Revenue is recognized, however, on direct shipments made to distributor end-customer accounts.

Most of our product sales through 1999 were in Europe, although sales in the United States increased in 1999. Sales in Europe in 1998 accounted for 84% of total company sales, compared to 78% in 1999. U.S. sales increased from 10% in 1998 to 18% of total sales in 1999. Sales of smart card related software and hardware products increased from approximately 8% of total sales in 1998 to approximately 28% of total sales in 1999. The increase in smart card related products sales in 1999 has been about evenly split between Europe and the United States.

RECENT DEVELOPMENTS

Schlumberger Systems, Business Brain Showa-Ota Inc., Sun Microsystems, Inc. and SCM Microsystems, Inc. have subscribed to 174,825, 116,550, 582,750 and 116,550, respectively, of our ordinary shares at a subscription price of $17.16 per share. The subscription price was determined at a board of directors meeting held on December 16, 1999 and is based on the average closing price of our share between November 25 and December 8, 1999. The sales of these shares was approved by our stockholders on February 9, 2000 and closed on February 16, 2000. We received net proceeds of approximately $16.5 million.

The terms of our $6.0 million aggregate principal amount of bonds issued in October 1999 require us to call them for redemption upon consummation of the subscriptions referred to above. Upon call for redemption, the holders may elect to convert all or a portion of the bonds into shares, for an aggregate of 300,000 shares if all are converted. If none of the bonds are converted, we would be required to use approximately $6.2 million of the proceeds of the sale of the subscribed shares to redeem the bonds.

YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

REVENUE

Revenue totaled $10.3 million in 1999, $8.3 million in 1998 and $7.6 million in 1997. Total revenue in 1999 increased by 24% due to increased security product sales which more than offset lower engineering service revenue. This increase is primarily attributable to increased global sales of smart card related products which represented 28% of our total revenue in 1999 compared to less than 8% in 1998. Revenue from the sale of products totaled $10.0 million in 1999, $7.6 million in 1998 and $6.2 million in 1997. Product revenue in 1999 increased by 31%, primarily from an annual increase in sales of 21% in Europe and of 120% in the United States. Consistent with our strategy to shift from a lower margin engineering services business to a higher margin product sales based company, engineering services revenue decreased in 1999 by 55%, from $642,000 in 1998 to $286,000 in 1999. Most of our sales through 1999 have been in Europe.

                                                      ------------------------------
                                                            YEARS ENDED DECEMBER 31,
                                                      ------------------------------
                                                          1997       1998       1999
                                                      --------   --------   --------
                                                                THOUSANDS
Revenue:
Smart card-related products.........................   $  460     $  634    $ 2,916
Token-related products..............................    5,750      6,990      7,060
Engineering services................................    1,357        642        286
                                                       ------     ------    -------
  Total revenue.....................................   $7,567     $8,266    $10,262
                                                       ======     ======    =======

COST OF REVENUE

The cost of revenue totaled $5.3 million in 1999, $5.2 million in 1998 and $4.8 million in 1997. The cost of sales of products revenue, consisting mainly of labor, manufacturing, delivery and other production costs, totaled $5.1 million in 1999, $4.6 million in 1998 and $3.5 million in 1997, representing 51%, 60% and 56%, respectively, of the total products revenue generated in each year. In 1998, the cost of sales of product revenue increased as a result of the introduction of new network security products and relatively high manufacturing and labor costs related to low quantities sold. The cost of engineering services revenue, consisting mainly of employee salaries and a related portion of our overhead totaled $238,000 in 1999, $659,000 in 1998 and $1.4 million in 1997, representing 83%, 103%, and 100% respectively, of total engineering services revenue in each year. Costs in these years were affected by (i) costs associated with downsizing the engineering department, (ii) a relatively steady amount of indirect costs despite the reduction in engineering services revenue and
(iii) for 1997 and 1998, higher than anticipated costs on certain long-term projects. We expect to reduce significantly our engineering service business and related expenses as our focus shifts to the product business.

OPERATING EXPENSES

RESEARCH AND DEVELOPMENT. Research and development expenses, consisting primarily of salaries, costs of components used in such activities and related overhead costs, totaled $5.2 million in 1999, $3.9 million in 1998 and $3.3 million in 1997. The substantial majority of the research and development expenses incurred in 1999 and 1998 related to the introduction of the new ActivCard Gold products and OEM integration projects. Research and development expenses incurred in 1997 related primarily to the development of ActivReader and efforts to further the integration of our products with those of its distributors and partners.

MARKETING AND SELLING. Marketing and selling expenses consist primarily of salaries and other payroll expenses such as commissions, travel expenses of sales and marketing personnel, and costs associated with marketing programs and promotions. Marketing and selling expenses totaled $9.8 million in 1999, $7.0 million in 1998 and $7.2 million in 1997. This 40% increase in marketing and selling spending in 1999 and 1998 was primarily associated with increasing our number of salesmen and systems engineers, implementing a more aggressive commission program and opening new sales offices.

GENERAL AND ADMINISTRATIVE. General and administrative expenses totaled $5.6 million in 1999, $2.5 million in 1998 and $2.3 million in 1997. These expenses consist primarily of personnel costs for administration, accounting and finance, human resources and general management as well as consulting, legal and accounting fees and stock compensation expenses. The primary cause of the increase in 1999 was a settlement agreement signed in July between the Company and a former officer in our original U.S. subsidiary that resolved a lawsuit filed in 1997. The agreement called for a payment of $637,500 for legal expenses and a grant of 480,000 new shares valued at $2,400,000 at a price per share of $5.00 as of June 30, 1999. This grant was voted upon by shareholders and issued on July 27, 1999. See "Business--Legal Proceedings."

INTEREST AND FINANCIAL EXPENSES

Net interest and other financial expenses totaled $187,000 in 1999, $360,000 in 1998 and $181,000 in 1997. The increase in net financial expenses from 1997 to 1998 was due primarily to the increase in net interest expense. Net interest expense totaled $523,000 in 1998 compared to $159,000 in 1997 as a result of the increase in outstanding indebtedness (mainly convertible loans which began on July 1, 1997, which increased interest expense to $344,000) and lower interest income on short-term investments. The increase in net interest expenses was partially offset by a foreign exchange gain of $163,000 in 1998 compared to a foreign exchange loss of $22,000 in 1997. The decrease in net financial expenses from 1998 to 1999 was mainly attributed to greater interest income and currency translation gains. Net interest expenses totaled $449,000 in 1999 compared to $523,000 in 1998 as a result of the increase in interest income earned on available-for-sales securities from the proceeds of the rights issue and bonds issue in February 1999 and October 1999, respectively. Moreover, the foreign exchange gain totaled $262,000 in 1999 compared to a foreign exchange gain of $163,000 in 1998.

INCOME TAX BENEFIT

The income tax benefit attributable to continuing operations totaled $15,000 in 1999, $452,000 in 1998 and $714,000 in 1997, primarily arising from research and development and training tax credits. The research and development tax credit is equal to 50% of the difference between (i) specifically defined and codified research and development expenditure incurred during each fiscal year and
(ii) the average of the research and development expenditures during the preceding two years, as adjusted by a coefficient based on a consumer index. The credit is capped at FF40 million. The credit may be discounted with a bank or used to pay corporate income tax due in France at the standard rate of 33.33% during the three years following calculation. The Company incurs the research and development costs primarily in France. The income tax benefits in 1999 were insignificant compared to 1998 and 1997 due to the flat level of research and development expenditures incurred in 1999 and during the preceding two years. In 1997, the Company implemented a research and development project tracking system, which identifies and supports research and development expenditures for new product development. The lack of such system prior to 1997 explains the high level of research and development tax credits calculated in 1997 and 1998.

As of December 31, 1999, we had French net operating loss carryforwards of approximately $29.2 million. Approximately $19.7 million of these net operating loss carryforwards will expire in the years 2000 through 2004, if not utilized, with the remaining having no expiration date. As of December 31, 1999, our U.S. subsidiary, ActivCard, Inc. also had net operating loss carryforwards of approximately $20.4 million in the U.S., which expire in the years 2011 through 2014, and net operating loss carryforwards in Singapore of approximately $2.7 million with no expiration date. The utilization of these net operating loss carryforwards is limited to our future operations in the tax jurisdiction in which such carryforwards arose. Due to our history of losses, we have provided valuation allowances covering 100% of net deferred tax assets. See Note 6 of the Notes to our Consolidated Financial Statements.

QUARTERLY INFORMATION

GENERAL

The following tables set forth our statement of operations data for the three-month periods indicated. This unaudited quarterly information has been prepared on the same basis as the audited information presented elsewhere herein and, in management's opinion, includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented. Our three-month results have, in the past, been subject to fluctuations and thus the operating results for any quarter presented here not necessarily indicative of results for any future period.

                           ---------------------------------------------------------------------------------------
                                                                                                THREE MONTHS ENDED
                           ---------------------------------------------------------------------------------------
                           MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                               1998       1998        1998       1998       1999       1999        1999       1999
                           --------   --------   ---------   --------   --------   --------   ---------   --------
                                                                  THOUSANDS
STATEMENT OF OPERATIONS
  DATA:
Revenue:
  Products...............  $ 1,376    $ 2,322     $ 1,597    $ 2,329    $ 1,702    $ 2,938     $ 2,338    $ 2,998
  Engineering Services...      241        193         116         92         45         69         104         68
                           -------    -------     -------    -------    -------    -------     -------    -------
Total revenues...........    1,617      2,515       1,713      2,421      1,747      3,007       2,442      3,066
                           -------    -------     -------    -------    -------    -------     -------    -------
Cost of revenue:
  Products...............      786      1,227       1,034      1,517        955      1,633       1,179      1,332
  Engineering Services...      298        196          70         95         28         55          80         75
                           -------    -------     -------    -------    -------    -------     -------    -------
Total cost of revenue....    1,084      1,423       1,104      1,612        983      1,688       1,259      1,407
                           -------    -------     -------    -------    -------    -------     -------    -------
Gross profit (loss)......      533      1,092         609        809        764      1,319       1,183      1,659
Costs and expenses:
  Research and
    development..........      922        913       1,000      1,053      1,184      1,212       1,228      1,609
  Marketing and
    selling..............    1,753      1,621       1,685      1,983      1,920      2,359       2,443      3,107
  General and
    administrative(1)....      656        678         546        624        620      3,684         619        680
                           -------    -------     -------    -------    -------    -------     -------    -------
Total costs and
  expenses...............    3,331      3,212       3,231      3,660      3,724      7,255       4,290      5,396
                           -------    -------     -------    -------    -------    -------     -------    -------
Income (loss) from
  operations.............   (2,798)    (2,120)     (2,622)    (2,851)    (2,960)    (5,936)     (3,107)    (3,737)
Interest and other
  financial income
  (expenses), net........     (101)       (25)       (138)       (96)      (223)        38        (174)       172
                           -------    -------     -------    -------    -------    -------     -------    -------
Loss from continuing
  operations before
  income taxes...........   (2,899)    (2,145)     (2,760)    (2,947)    (3,183)    (5,898)     (3,281)    (3,565)
                           -------    -------     -------    -------    -------    -------     -------    -------
Income tax benefit.......        -        133          68        251          -          -           -         15
Net loss before minority
  interest...............   (2,899)    (2,012)     (2,692)    (2,696)    (3,183)    (5,898)     (3,281)    (3,550)
Minority interest........        -          -           4         (3)         -          -           -          -
                           -------    -------     -------    -------    -------    -------     -------    -------
Net loss.................  $(2,899)   $(2,012)    $(2,688)   $(2,699)   $(3,183)   $(5,898)    $(3,281)   $(3,550)
                           =======    =======     =======    =======    =======    =======     =======    =======

                           ---------------------------------------------------------------------------------------
                                                                                                THREE MONTHS ENDED
                           ---------------------------------------------------------------------------------------
                           MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                               1998       1998        1998       1998       1999       1999        1999       1999
                           --------   --------   ---------   --------   --------   --------   ---------   --------
As a Percentage of Total
  Revenues:
Revenue:
  Products...............     85.1%      92.3%       93.2%      96.2%      97.4%      97.7%       95.7%      97.8%
  Engineering services...     14.9        7.7         6.8        3.8        2.6        2.3         4.3        2.2
                           -------    -------     -------    -------    -------    -------     -------    -------
Total revenues...........    100.0      100.0       100.0      100.0      100.0      100.0       100.0      100.0
                           -------    -------     -------    -------    -------    -------     -------    -------
Total cost of revenue....     67.0       56.6        64.4       66.6       56.3       56.1        51.6       45.9
Gross profit (loss)......     33.0       43.4        35.6       33.4       43.7       43.9        48.4       54.1
Costs and expenses:
  Research and
    development..........     57.0       36.3        58.4       43.5       67.8       40.3        50.3       52.5
  Marketing and
    selling..............    108.4       64.5        98.4       81.9      109.9       78.5       100.1      101.3
  General and
   administrative (1)....     40.6       27.0        31.9       25.8       35.5      122.5        25.3       22.2
                           -------    -------     -------    -------    -------    -------     -------    -------
Total costs and
  expenses...............    206.0      127.7       188.6      151.2      213.2      241.3       175.7      176.0
                           -------    -------     -------    -------    -------    -------     -------    -------
Income (loss) from
  operations.............   (173.0)     (84.3)     (153.1)    (117.8)    (169.4)    (197.4)     (127.2)    (121.9)
Interest and other
  financial income
  (expenses), net........     (6.2)      (1.0)       (8.1)      (4.0)     (12.8)       1.3        (7.1)       5.6
                           -------    -------     -------    -------    -------    -------     -------    -------
Loss from continuing
  operations before
  income taxes...........   (179.3)     (85.3)     (161.1)    (121.7)    (182.2)    (196.1)     (134.4)    (116.3)
                           -------    -------     -------    -------    -------    -------     -------    -------
Income tax benefit.......        -        5.3         4.0       10.4          -          -           -        0.5
Net loss before minority
  interest...............   (179.3)     (80.0)     (157.1)    (111.4)    (182.2)    (196.1)     (134.4)    (115.8)
Minority interest........        -          -         0.2       (0.1)         -          -           -          -
                           -------    -------     -------    -------    -------    -------     -------    -------
Net loss.................   (179.3)%    (80.0)%    (156.9)%   (111.5)%   (182.2)%   (196.1)%    (134.4)%   (115.8)%
                           =======    =======     =======    =======    =======    =======     =======    =======

------------------------

(1) General and administrative expense for the year ended December 31, 1999 includes $3.04 million resulting from the settlement of a two-year old legal action, including a cash payment of $637,500 for legal expenses and a grant of 480,000 new shares valued at $2,400,000.

We believe that revenue will tend to be higher in the second and fourth quarters due to the budget cycles of our customers and the tendency of certain of these customers to implement changes in computer or network security prior to traditional summer holidays and toward the end of the calendar year. In addition, revenue will tend to be lower in the first quarter of the year compared to the previous quarter and lower in the summer months, particularly in Europe, when businesses often defer purchase decisions. Because our operating expenses are based on anticipated revenue levels and a significant percentage of our expenses are fixed, a small variation in the time of recognition of revenue can cause significant variations in operating results from quarter to quarter.

LIQUIDITY AND CAPITAL RESOURCES

Since our inception, we have financed our operations and investments in capital equipment through the sale of equity and convertible debt securities, French franc-denominated interest-free loans provided by agencies of the French government, bank indebtedness and loans from our shareholders. We do not anticipate that interest-free loans from agencies of the French government or loans from our shareholders will be made in the future and our financing plans do not contemplate the further receipt of such loans.

As of December 31, 1999, we had cash and cash equivalents of $8.8 million compared to $4.2 million at December 31, 1998 and $5.3 million at December 31, 1997. Operations used cash totaling $12.9 million in 1999, $9.6 million in 1998, $9.8 million in 1997 and $11.4 million in 1996. Accounts receivable days' sales outstanding decreased from 140 days at December 31, 1996 to 90 days at December 31, 1997, increased modestly to 94 days at December 31, 1998, and decreased to 76 days at December 31, 1999 due to increased management focus. The credit terms extended to our customers, which is typically 30 days, have not changed during these periods. The decrease of $1.0 million in accounts payable from December 31, 1996 to December 31, 1997 reflected our efforts to reduce spending in 1997, with payables remaining at this same level on December 31, 1998 and December 31, 1999.

Investment activity consists primarily of purchases and sales of property and equipment. In 1999, investments resulted in a net use of cash of $255,000; in 1998 of $589,000; and in 1997 of $62,000.

In 1999, our financing activities provided net funds of $18.2 million, primarily from capital increases of $9.7 million from an issue of ordinary shares in February, $6 million from an issue of convertible bonds with detachable warrants in October and $3.5 million from the exercise of warrants, reserved rights and stock options during the year, partially offset by repayments of loans and principal payments of capital leases totaling $1.1 million. In 1998, our financing activities provided net funds of $9.2 million, primarily the cash proceeds from the sale of ordinary shares and the exercise of warrants, reserved rights and stock options of $10.3 million, offset by the repayment of loans from third parties of $737,000 and the payment of capital lease obligations of $296,000. In 1997, our financing activities provided net funds of $6.4 million, primarily from the issuance of $8.0 million of convertible subordinated debt.

At December 31, 1999, we had long-term debt of $10.9 million, composed of $3.6 million convertible debt (including short-term accrued interest), $5.8 million of convertible bonds (including short-term accrued interest), $661,000 in French franc-denominated interest-free loans, $350,000 in debt related to license agreements, $464,000 in capital lease obligations and $7,000 in French franc-denominated bank loans. At December 31, 1998, we had long-term debt of $10.8 million, composed of $8.3 million of convertible debt, $1.2 million in French franc-denominated interest-free loans, $650,000 in debt related to license agreements, $462,000 in capital lease obligations and $90,000 in French franc-denominated bank loans. At December 31, 1997, we had long-term debt of $11.7 million, composed of $8.3 million of convertible debt, $1.4 million in French franc-denominated interest-free loans, $850,000 in debt related to license agreements, $737,000 in capital lease obligations and $336,000 in French franc-denominated bank loans.

In October 1999, we issued units consisting of an aggregate of $6.0 million principal amount of non-interest bearing convertible bonds due October 15, 2001 and warrants to purchase an aggregate of 1,200,000 shares at an exercise price of $5.00 per share. The bonds are convertible into 300,000 shares at any time on or after the earlier of April 15, 2000 and the consummation of this offering, and can be redeemed by us prior to maturity at redemption prices ranging from 103% to 112% of their principal amount. The terms of these bonds require us to call them for redemption upon consummation of the private placement of our shares expected to close on or about February 16, 2000. Upon such call for redemption, the holders may elect to convert all or a portion of the bonds into shares, for an aggregate of 300,000 shares if all are converted. We will use up to approximately $6.2 million of the proceeds of the private placements to redeem bonds that are not converted, if any.

We have no material commitments for capital expenditures during 2000. Our future capital requirements, the timing and amount of expenditures, and the adequacy of funds available to us will depend on our success in developing and selling new and existing products. Based on our current plans, we believe that the net proceeds from the offering and cash flows generated by operations will be adequate to satisfy our capital requirements at least through 2000. However, if our research and development plans change, we may need additional funding before 2001. Additionally, our management may also from time to time consider the acquisition of complementary businesses or technologies which may require additional financing, although it has no present understandings, commitments or agreements, nor is it engaged in any discussions or negotiations, with respect to any such transaction.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 also requires that changes in the derivative's fair value be recognized currently in results of operations unless specific hedge accounting criteria are met. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. We do not expect SFAS No. 133 to have a significant impact on our consolidated financial statements.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET AND INTEREST RATE RISK

We are exposed to minimal market risks. We do not hold or issue derivative, derivative commodity instruments or other financial instruments for trading purposes. We are exposed to currency exchange fluctuations, as we sell our products internationally. We manage the sensitivity of our international sales by denominating substantially all transactions in U.S. dollars.

In 1997, 1998 and 1999, nearly 100% of our revenues were billed and recorded in dollars. Although we purchase many of our components for dollars, approximately 50% of our cost of revenues and operating expenses are in French francs.

In 1997, we incurred a net foreign exchange loss of $22,000 composed of a realized foreign exchange gain of $42,000, mainly attributable to transactions with customers and a net unrealized foreign exchange loss of $64,000. The strengthening of the U.S. dollar against the French franc at 5.99 French francs per U.S. dollar on December 31, 1997 caused this net unrealized foreign exchange loss primarily from exchange losses on revaluation of convertible bonds and debt of $189,000 and $101,000 respectively, partially offset by an exchange gain of $152,000 of dollar-denominated bank accounts. In 1998, the net foreign exchange gain amounted to $163,000 which mainly consisted in a net unrealized gain of $177,000 partially offset by a realized foreign exchange loss of $14,000. As the U.S. dollar weakened against the French franc, closing at 5.60 French francs per U.S. dollar on December 31, 1998, the net unrealized gain of $177,000 was mainly composed of a foreign exchange gain of $522,000 on the revaluation of the convertible bonds partially offset by foreign exchange losses on U.S. dollar-denominated bank accounts and intercompany accounts of $246,000 and $108,000, respectively. In 1999, the net foreign exchange gain amounted to $262,000, which mainly consisted of a net unrealized gain of $563,000 partially offset by a realized foreign exchange loss of $301,000. As the U.S. dollar strengthened against the French franc closing at 6.53 French francs per U.S. dollar on December 31, 1999, the net unrealized gain of $563,000 was mainly composed of foreign exchange gains on the revaluation of the intercompany accounts and U.S. dollar-denominated bank accounts of $1,021,000 and $512,000, respectively, partially offset by a foreign exchange loss of $1,050,000 on the revaluation of the convertible bonds.

We are exposed to interest rate risk, as we use additional financing periodically to fund capital expenditures. The interest rate risk that we may be able to obtain on financings will depend on market conditions at that time and may differ from the rates we have secured in the past. Sensitivity of results of operations to market and interest rate risks is managed by maintaining a conservative investment portfolio.

We have not previously engaged in, and do not now contemplate entering into, currency and interest rate hedging transactions. We may enter into such transactions on a non-speculative basis to the extent that we may in the future have substantial foreign currency exposure.

YEAR 2000 CONSIDERATIONS

Although we have not experienced Y2K problems, it is still possible that, even after January 1, 2000, Y2K-related issues may cause problems or disruptions. While we believe that all of our systems are Y2K compliant, we cannot assure you that we will not discover a problem during the year 2000 and still experience unanticipated material costs

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due to undetected errors or defects in the technology used on our systems. Also, failure of other systems used by our customers may adversely affect the performance of our products, which may in turn adversely affect our business.

Should any such problem arise, it is possible that customers or third parties might seek indemnification or damages from us as a result of Y2K issue-related errors caused by or not prevented by our products or services. We cannot predict the extent to which we might be liable for such costs but it is still conceivable, in general, that Y2K errors could result in substantial judgments against providers of information technology such as our company.

INFLATION

Inflation has not had a material impact on our revenues, operating income and net income during any of our three most recent fiscal years. However, to the extent inflationary pressures affect short-term interest rates, a significant portion of our debt service costs may be affected, as may be the interest rates we charge to our customers.

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                                    BUSINESS

OVERVIEW

We provide solutions for authenticating and managing the digital identities of employees, suppliers, partners and customers accessing e-business resources. Our products and technologies are designed to manage digital identities. Our secure user identification solutions allow companies to control access to their information networks at the level appropriate for each particular user and are designed to provide the authentication necessary to prevent online fraud and other computer related crimes. Our solutions provide businesses, service providers and consumers the confidence to do business online by addressing the administrative, security and usability concerns inherent in network computing.

Our digital identity framework ensures that users are properly authenticated while allowing network managers to securely administer the diverse systems that comprise their network environment. Our solutions also provide non-repudiation of online transactions. For example, we provide the authentication technology necessary to enable ATM transactions to occur over the Internet, downloading electronic cash directly onto a card through a variety of terminals, such as PCs, televisions and mobile telephones. Our ActivCard Gold product incorporates multi-application smart cards to provide a platform to consolidate various independent credentials, such as a corporate picture ID, building access, network login, online digital signature and credit card, thereby enabling a personalized online experience. These digital credentials collectively define the digital identity of a user or system.

Through our strategic relationships with companies such as AXENT Technologies, Hewlett-Packard, Lucent Technologies, Novell, Schlumberger, SCM Microsystems, Sun Microsystems and Visa International, our digital identity framework has been embedded in several leading systems and components. In addition, our digital identity framework is compatible with the products and technologies of Baltimore Technologies, Entrust, Microsoft, Mondex International, a division of MasterCard, SCM Microsystems and other reader manufacturers, Sun Microsystems, and Verisign. We also sell our products through distribution partners, such as original equipment manufacturers (OEMs), value-added resellers (VARs), system integrators and distributors.

Historically, our principal customers have been European banking and financial services companies. These financial and other institutions use our products for advanced remote and Internet banking as well as Internet access, secure access to data and increased efficiency in corporate network connectivity. We also market our products to companies in the telecommunications, healthcare, networking technologies and manufacturing sectors. Based on the number of our products sold, we believe that there are more than one million people using our products for secure banking, web access and remote access to corporate networks.

INDUSTRY

Individuals and corporations increasingly rely upon computer networks, including the Internet, to communicate, access information and conduct commerce. Modern businesses frequently employ one or more local area networks to connect computer users located in a single facility and wide area networks to connect users in disparate facilities. The Internet and other direct links provide users access to information and provide customers, suppliers and others with access to an enterprise's computing resources and information.

This online business environment has different security requirements than traditional commerce environments. Enterprise networks are no longer defined by the physical boundaries of a single company location but often encompass remote sites and include mobile users and telecommuters around the world. All these changes introduce numerous additional security concerns because of the increased use of remote access and extranets and the reliance on shared public networks such as the Internet rather than private leased lines for e-mail and electronic commerce. Security requirements therefore are becoming much more complex.

The Internet significantly impacts our professional and personal lives, from the distribution of information to business logistics, from consumer retailing to entertainment, and from banking to customer service. The migration of many companies towards Internet-based business models is occurring at a rapid pace and is changing the nature of how

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companies conduct their businesses. Disparate systems are coming together and becoming more accessible and less expensive to use. As a result, businesses are developing strategies to capitalize on the opportunities and economies made possible by the Internet.

The evolution of Internet technology has resulted in the desire for service providers to personalize what people experience when interacting with network connected systems and services. This could include the creation of personalized remotely accessed electronic desktops or "webtops" that follow the user regardless of how or where the user is connected to the network, such as at home, in a hotel room, in a car, on an airplane, or in a shopping mall. Such connections already exist through PCs, personal digital assistants (PDAs), televisions and other terminals.

ENTERPRISE DATA SECURITY

In the past, network security was primarily the concern of companies engaged in security sensitive industries. For example, banks and financial institutions have generally used some form of security technology, such as encryption, to protect customer transactions, such as interbank transfers. Increasingly, however, these financial institutions are extending the reach of their services across the Internet and, as a result, are being forced to implement additional data security measures adapted to this public infrastructure. Historically, healthcare and insurance companies have ensured the confidentiality of their data and patient records by limiting the amount of information online and relying on paper-based systems. Increasingly, these institutions are attempting to share more information online with healthcare providers and patients, which is requiring enhanced data security to protect confidentiality.

The recent and dramatic development of electronic commerce, coupled with the proliferation of extranet and intranet applications, has substantially increased network complexity for all businesses. The risks of network fraud and the challenges of maintaining online confidentially have increased correspondingly. Unauthorized intrusions, falsifications and damage on corporate computer networks are costly to companies. Transaction security is a fundamental concern for companies migrating more of their business to the Internet. A growing market for Internet security software products has emerged as a result, estimated by International Data Corporation (IDC) at $4.2 billion in 1999 and forecasted to grow to $7.4 billion by 2002.

E-COMMERCE

Computer networks provide an efficient medium for communications and commerce because of their global reach, accessibility, use of open standards, and ability to enable real-time interaction. Until recently, computer networks have been used primarily for informal messaging, general information browsing and the exchange of non-sensitive data. Organizations are now using computer networks for increasingly sensitive tasks, such as attracting new customers, accessing new markets, improving customer service and satisfaction and lowering support and distribution costs.

The use of computer networks is extending to a number of more valuable and sensitive activities, including business-to-business transactions, Internet-based electronic data interchange (EDI) and online retail purchases and payments. IDC estimates that the number of Internet users worldwide will grow from 142 million in 1998 to 399 million in 2002, with electronic commerce growing from $50 billion to $774 billion over the same period. Online companies have enjoyed dramatic growth in their customer base and revenue as consumers execute an increasing number of transactions over the Internet. The Internet's ease of use, 24-hour availability, speed of delivery, global reach, and ability to facilitate research and product and vendor comparisons are helping to fuel this growth in e-commerce. The growth in the use of the Internet for communications and transactions, however, has raised serious concerns on the part of businesses and consumers regarding authentication and non-repudiation.

AUTHENTICATION AS THE KEYSTONE TO DATA SECURITY

Implementing network security today requires a special set of skills and products that are generally lacking in corporate information technology departments. Experts from government and industry organizations have standardized the classification of data security as follows:

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    - ACCESS CONTROL manages access rights to sensitive information (e.g., firewalls) and is implemented as a basic feature of operating system platforms and file systems;

    - CONFIDENTIALITY involves the encryption of data transmissions so that only the intended recipient can access the information (e.g., Data Link Encryption and Virtual Private Networks (VPN), including the Secure Sockets Layer (SSL));

    - DATA INTEGRITY ensures that data is not compromised or manipulated (e.g., products incorporating Digital Signature or Message Authentication Code
      (MAC) technology);

    - NON-REPUDIATION provides undeniable proof that transactions, once committed, are valid, binding and irrevocable; and

    - AUTHENTICATION proves the identity of users and systems on the network.

Authentication, in particular, is a critical component of access control, confidentiality, data integrity and non-repudiation. For instance, to provide access to the network or to sensitive information, the network must be able to identify the user accurately. Network systems, services and applications currently authenticate online users with a variety of digital credentials, including static passwords, dynamic passwords and digital signatures.

STATIC PASSWORDS. Primarily because of their widespread availability and ease-of-use, nearly all processing systems in use today employ simple passwords for authentication purposes, which are only periodically changed. However, a password cannot be relied upon for absolute proof of identity because any individual possessing it can gain access. Static passwords are susceptible to various forms of interception and replay which further serve to diminish their security.

DYNAMIC PASSWORDS. A more advanced form of authentication involves the use of dynamic passwords that change with each use, making their interception useless. Dynamic passwords are often based on a combination of different variables or codes, one of which is typically a secret code, and others which are objective variables such as event or time based codes. Because the variables change on every log-in, combining the secret code or "key" with these variables produces a password that is valid for only one particular session. This system is referred to as symmetric key infrastructure because of the use of the same secret code or "key" at both ends of the communication channel.

DIGITAL SIGNATURE. Public Key Infrastructure (PKI) is an authentication technology that relies on a public-private key pair rather than solely secret keys to encrypt and decrypt data and to generate digital signatures and certificates. Digital certificates are secure data files containing a user's public key along with other information identifying that user. The public key is made available to anyone who wants it, but the corresponding private key is held only by its owner. Senders use the public key to encrypt data to be sent to a user, and the user decrypts the data by employing the corresponding private key. A trusted third party (a Certification Authority, also known as a CA) takes responsibility for issuing public/private keys, signing certificates and vouching for the binding of a particular key to a user, much like a government agency might vouch for its citizens by issuing passports. PKI is emerging as a leading technology for future application and network security, including access control to information resources from web browsers, secure e-mail, signing digital forms, firewalls, routers supporting VPNs, directories, and single sign-on to corporate applications.

TWO-FACTOR AUTHENTICATION. Two-factor authentication is the combination of something the user has and something the user knows. The use of an automated teller machine (ATM) is a familiar application of two-factor authentication, with its bank card (SOMETHING THE USER HAS) and personal identification number
(PIN) (SOMETHING THE USER KNOWS) components. With network applications, because credentials that are written down or stored on a PC are vulnerable to disclosure and subsequent use by unauthorized persons, the industry is adopting two-factor authentication. In this case, the SOMETHING THE USER HAS is very often a small handheld device, known in the industry as a token, which is used to create a physical connection or to generate dynamic passwords, while the SOMETHING THE USER KNOWS is a PIN. Tokens can take the form of a connector to the PC, a device similar to a pocket calculator, a ring or a credit card. Several million people are using tokens worldwide for applications ranging from remote access to corporate resources to secure Internet banking. Two-factor authentication is a superior security solution to static passwords as users are

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unlikely to part with the physical component of a two-factor authentication solution because doing so would block the user's own access. Static passwords, by comparison, can be divulged to third parties without in any way impeding the legitimate user's access.

SMART CARDS AS THE ENABLING PLATFORM

The smart card, also known as the chip card, is another area of technology development that is increasingly used for both e-commerce and enterprise data security applications. The smart card is a plastic card, the size of a credit card, with its own embedded processor chip and operating system. Smart cards are the most recent step in card evolution, improving upon the traditional magnetic stripe currently in use on many plastic cards. The smart card acts like a miniature PC with its own processor/memory architecture, using an operating system on which applications are executed. Smart cards, like PCs, are capable of supporting multiple user applications simultaneously and can be updated as new information or applications become available, rather than requiring a replacement card. Smart cards provide an ideal platform to consolidate a user's various independent credentials, such as a corporate picture ID, building access, network login, online digital signature and corporate credit card, among other things. Multi-application smart card operating systems are being developed by Sun Microsystems (JavaCard), Maosco (Multos) and Microsoft (Windows SC).

Banks in Europe and Asia have deployed smart cards for several years and already have millions of users. Smart cards are being used by banks and financial institutions as credit and debit cards, and also for electronic cash. American Express has recently announced its Blue, a next-generation credit card which combines smart card technology with existing magnetic stripes. In the United States, smart cards are currently in use in self-contained communities, such as college campuses and offices. The U.S. government recently made use of smart card technology to re-engineer the logistics surrounding the deployment of troops.

The wide-scale deployment of multi-application smart cards is most likely to be driven by current credit card issuers. It is these institutions that possess the necessary infrastructure and experience to widely implement multi-application smart cards. Financial service providers will start by integrating customer identification capabilities, which Visa International and Mondex International are currently doing, and by continuing to move into other value-added applications. Smart cards support multiple applications (e.g., credit, debit, e-cash, loyalty, building access, network login) and can be updated while in the customer's possession. Financial service providers that adopt this platform will be able to sell additional services to customers without having to update or modify the software application. Doing so on other platforms would generally require the financial service provider to replace cards already shipped to customers. This model is also available to other industries currently using card platforms for customer loyalty/account control. Dataquest estimates that 800,000 network access smart cards were deployed globally in 1999 and that by 2003 that number is expected to increase to 125 million.

THE INDUSTRY CHALLENGE

Security products currently employed in the market place generally involve a trade-off among administrative, security and usability features. The currently available security products are rarely able to offer a high degree of security functionality and ease-of-use without significantly increasing the total cost of network ownership. According to a recent Forrester Research survey of the "global 2,500 firms," password maintenance, password security, and managing multiple tokens are identified as the most significant authentication issues faced today.

ADMINISTRATION. Networks are heterogeneous by design and each system, service or application typically requires its own set of user credentials. The administrative complexity of a network is typically compounded by the variety of security systems in place for each of its services and applications. This variety of security systems require multiple passwords which are often lost or forgotten by the user. According to a recent survey by Forrester Research, more than 40% of help desk calls involve resetting passwords for employees. In many situations, the approach to network security involves the addition of one or more dedicated servers to facilitate the security solution, thereby adding significantly to the administrative burden of maintaining the network. Further exacerbating network administration is

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the lack of scalability in most security systems: as the network expands, the security system is often outgrown and needs to be duplicated or replaced.

SECURITY. Static passwords historically have been used to solve network security issues. However, static passwords are often written down, readily divulged to third parties and often obvious. Users also typically select the same password for all their applications and services, thereby allowing the third party who obtains one password to enjoy the entire range of access. Dynamic passwords successfully address some of the problems of static passwords. In isolation, however, dynamic passwords generally require a pre-existing relationship between the user and the network service and do not provide non-repudiation services. Many dynamic password implementations generate the password directly on the PC, rather than within a token, and are therefore vulnerable to unauthorized access. Similarly, most PKI implementations either store the keys directly on a PC hard drive or generate the signature directly on the PC, thereby making the security system similarly vulnerable. In addition, while PKI is emerging as a leading security technology and provides non-repudiation, it is often too costly and administratively burdensome to be implemented in existing network environments.

USABILITY. Networks often employ different security systems to access various parts of a network to enable certain transactions. Users must possess the hardware and codes necessary for each system in place as well as the knowledge to operate that system. This is becoming increasingly complex as the number of security systems a user faces proliferates. In some cases users are now required to remember numerous passwords which identify the user to the corporate network systems and online suppliers. In addition, security solutions which share user credentials on a computer's hard drive restrict the user to that specific computer.

THE ACTIVCARD SOLUTION

Our software products and technologies are designed to securely create, distribute, protect and control digital credentials online to validate the identity of various users. We employ a combination of patented authentication and smart card technology and management tools to provide companies and individual users with an administratively efficient, easy to use, cost-effective and secure method of managing digital identities. Our solution provides a digital identity framework that offers secure and transparent interactions between users and services. Our digital identity framework offers a seamless transition from the existing multiple authentication methods to one which incorporates a single digital identity. Our digital identity framework provides a lower total cost of ownership and a higher level of security, usability and efficiency than other electronic security and authentication methods.

Our digital identity framework:

    - ENABLES PERSONALIZED SERVICES FROM ANY NETWORK-CONNECTED DEVICE. The proliferation of the Internet and enhancements to the telecommunications infrastructure have resulted in a wide range of standards-based Internet-connected devices, including PCs, televisions, PDAs and mobile phones. Our digital identity technology allows users to securely access personalized Internet-based services through a variety of network-connected devices. By combining mobility, through device independence, with a higher level of convenience and security, our solutions enable improved business processes and increased user satisfaction.

    - PROVIDES AN OPTIMAL COMBINATION OF SECURITY AND EASE-OF-USE. Our digital identity framework brings the simple ATM experience -PIN, enter- to network users. This feature of our digital identity framework ensures that the agreed upon security is in place without overburdening the user with its complexity. In addition to simplifying the network login, our digital identity framework also enables other applications requiring user identification, such as building access.

    - FACILITATES SECURE ELECTRONIC COMMERCE TRANSACTIONS. We believe that many large scale deployments of multi-application smart cards will be driven by current credit card issuers. Our digital identity framework adds logical security services to the multi-application smart card platforms being developed by leading financial service providers Visa International (Visa Open Platform) and MasterCard/Mondex (Multos) for electronic commerce transactions. Our digital identity framework ensures a high level of security for on-line commerce by enabling digital signatures and encrypted e-mail.

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    - SUPPORTS MULTIPLE CREDENTIALS (E.G., DIGITAL CERTIFICATES, DYNAMIC AND
      STATIC PASSWORDS). Our digital identity framework bridges the gap between existing infrastructures and new technologies, by incorporating existing and emerging authentication technologies in a single product. By supporting multiple credential types, our digital identity framework offers a seamless migration from existing authentication methods to emerging technologies while hiding the system complexities from the user.

    - OFFERS A UNIQUE, MODULAR AND HIGHLY SCALABLE DESIGN. Unlike many of our competitors' products, which often require a separate dedicated network server, our technology can be integrated into existing servers with only minimal disruption. Our digital identity framework has been specifically designed to support industry standard smart card platforms, drivers and application programming interfaces (APIs) so as to be easily embedded into or integrated with leading network systems, applications and services delivered by companies such as AXENT Technologies, Hewlett-Packard, Lucent Technologies, Microsoft, Novell, Schlumberger, SCM Microsystems and Sun Microsystems. Because of our relationships with integration partners, our digital identity framework is already preinstalled on many different network server platforms being sold today. Our solution is able to utilize customers' servers without requiring either additional servers or substantial overhauls to existing servers. Our patented technology for password synchronization allows solutions incorporating our digital identity framework to scale for much larger implementations.

Existing systems have independent methods of identifying their users. As these systems shift to the Internet, users will want to consolidate the various credentials used to identify them on-line. This consolidation of credentials is then stored on a smart card and becomes a personalized digital identity. Our digital identity framework has the ability to consolidate the various credentials and methods of authentication. A token or smart card coupled with the appropriate PIN is all that is required for the user to successfully access the services sought. Inserting a card and entering the valid PIN enables an individual user's smart card to generate the credentials required to establish a secure, trusted path between the user and the service requested.

We believe that our digital identity framework, when embedded into network systems, services and applications currently being delivered by market leaders, has the potential to change the way that individuals and corporations conduct business and interact with Internet-based services. For example, in the future it may be possible that the smart card used by a business traveler in checking out of his hotel will simultaneously generate and file an expense report with that traveler's employer. Personalized "webtops" offer a new level of interaction between users and corporate, government and consumer services. Combined with network services designed to support remote users, our digital identity framework allows users to access personalized "webtops" through a variety of hardware platforms, including remote PCs, kiosks and set-top boxes.

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                                     [LOGO]

OUR BUSINESS STRATEGY

Our objective is to become the leading supplier of products and technologies enabling information technology managers, product manufacturers, system integrators and network service providers to integrate digital identity services quickly and efficiently into their applications. Our strategy to achieve this objective encompasses the following key elements:

    - LEVERAGE OUR EXISTING CUSTOMER BASE. We intend to leverage our existing customer base, which has deployed our token-based authentication solutions to more than one million users. We will seek to migrate these customers to our new product offerings, including ActivCard Gold. We also intend to market our product offerings to new customers by referencing our existing customer base.

    - EXPAND OUR BASE OF STRATEGIC PARTNERS, OEMS AND DISTRIBUTORS. We are committed to expanding our base of strategic partners, original equipment manufacturers and distributors to ensure that our technology is available on as many servers and software platforms as possible. We have integrated our authentication technology into the network management systems and Internet security suites of industry leaders such as AXENT, Lucent and Novell. We expect these and our other strategic relationships to provide significant market leverage as the need for managing digital identity solutions develops in step with the increase in electronic commerce.

    - CUSTOMIZE FLEXIBLE PRICING MODELS TO ADDRESS OUR CUSTOMERS' NEEDS. We are exploring pricing alternatives with customers based on their individual needs. Our products are generally offered with up-front license fees. However, we are developing flexible pricing alternatives, applicable to service providers, designed around recurring per-user license fees. We believe that increased pricing flexibility will better serve to align the interests of our customers with our own and could lead to steadier revenue streams in the future.

    - INCREASE SALES THROUGH OUR STRATEGIC PARTNERSHIPS. We intend to increase sales by enhancing our relationships with strategic partners who, by embedding our technology in their products, promote our products while serving their own interests. We frequently participate in sales calls with our partners to potential purchasers in order to help market products in which our solutions play a principal part.

    - DEVELOP ADDITIONAL KEY TECHNOLOGY COMPONENTS FOCUSED ON MANAGING MULTIPLE CREDENTIALS. We will continue to research and develop products and technologies that are focused on the creation, distribution, protection and control of multiple credentials. We are providing the market with toolkits so that our technology can be easily

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      embedded or integrated with solutions from the leaders in network systems, services and applications, and complement the capabilities provided by industry leaders in enterprise computing.

    - MAKE DIGITAL IDENTITY THE ESSENTIAL COMPONENT ENABLING NEXT GENERATION INTERNET-BASED BUSINESS. We are establishing ourselves as a leader in digital identity technology that links card providers, financial services providers and network system providers, thus allowing the smart card to be deployed in large-scale system implementations. We believe smart cards will be a dominant platform on which digital credentials are securely stored or generated. The digital identity framework has the potential to take computing to a personal level, with the existing PC serving as a generic terminal and the personal identity being provided by the smart card or other personal security device.

PRINCIPAL PRODUCTS AND TECHNOLOGY

Our principal products and technology are built upon our digital identity framework and software development kits. Our digital identity framework is designed to be scalable and permit the authentication process to be performed with a comparatively higher throughput than our competitors. The level of security in our products is also higher because we are able to combine three variables in generating a dynamic password. Our range of products includes end-user products and back-end server solutions.

Our digital identity framework includes client, back-end and administrative software modules and application programming interfaces. The client services support standards based interfaces, encryption standards and smart card operating systems, including but not limited to Microsoft PC/SC and CAPI/CSP, PKCS#7, 10 and 11, DES, ANSI X9.9, JavaCard, Visa Open Platform and Multos. It offers support for our patented synchronous authentication algorithms for user, host and message authentication services and offers many ease-of-use features such as password drag-n-drop, remote initialization and other smart card aware services. Our back-end and administrative services include symmetric authentication services, PIN policy management, local and remote initialization services, import and export services, "pull" services and agents, including random, timestamp, x9.17 derivation, key pair generator and certificate requestor (CA integration), "push" services and agents to ActivCard personnel security devices, the post issuance server and the static password manager.

We provide our partners with software development kits that allow them to integrate our digital identity framework into their network applications, systems and services, and include both client and administration feature sets. Our software development kits are the foundation for our packaged products, as well as partner integrations and software licensing arrangements.

END-USER PRODUCTS

We have a variety of end-user smart-card products which generate one-time use passwords for secure log-in, remote and Internet access and digital signatures. These products are both delivered by us to customers and packaged and sold by OEMs and integration partners.

    - ACTIVCARD GOLD. ActivCard Gold is an easy-to-use, software and hardware, smart card-based authentication package used to access multiple applications, systems and services. It stores and processes user data and identification that can then be used for various forms of authentication, including physical access and network access using the same smart card token. It supports advanced applications and security concepts and can be expanded for future applications. For corporate environments, ActivCard Gold provides a high level of security to the desktop environment, either for local access or when users are at remote locations. ActivCard Gold provides the following advantages:

       - local login to the Microsoft Windows NT domain;

       - remote access to the corporate network (through a firewall or network access server using RADIUS);

       - secure access to the corporate web server or only to specific pages;
         and

       - e-mail digital signature and encryption.

    - ActivCard Gold also allows companies to extend secure access to customers, dealers and suppliers for extranet applications, web-hosted services and electronic commerce (e.g., home banking and Internet retail). Coupled with ActivCard back-end authentication software, ActivCard Gold provides the familiarity of the ATM interface (PIN, enter) with advanced authentication and administration services.

    - ACTIVREADER. Our ActivReader smart card reader uses a design we have developed and refined over the past ten years. The ActivReader is the first reader designed for the newest multipurpose smart card applications. ActivReader provides a secure, portable, hand-held smart card terminal equipped with a liquid crystal display and a keypad that can work off-line, or when connected to a personal computer via a serial link or to a server through a phone line. ActivReader provides security in excess of that generally required by today's financial services industry for their electronic transactions. It has been certified compliant with the standard secure electronic transmission protocol used by Europay, MasterCard and Visa International (EMV).

    - ACTIVCARD ONE. ActivCard One is a token-based, end-user product for use by customers requiring fewer security features than those offered by our more complex products. ActivCard One is a device that is integrated into numerous market leading products and scalable back-end server solutions.

    - ACTIVCARD PLUS. ActivCard Plus is a token-based, end-user product that can be programmed to perform user, host and message authentication and can authenticate with up to four different servers from the same token. This product can verify that the server is legitimate, offer message authentication, remember prior transactions and has dual tone, multi-frequency capability.

    - SCHLUMBERGER CRYPTOFLEX SECURITY KIT. A PKI-only implementation of ActivCard Gold that is licensed to Schlumberger for distribution with its smart cards.

BACK-END SERVER SOLUTIONS

We have integrated our server software with a number of common industry hardware and server-side operating system platforms. Our software is designed to ensure that our end-user, token-based security solutions run smoothly and securely while minimizing the administrative burden on information technology professionals charged with managing network security.

Some examples of our back-end server solutions are:

    - ACTIVPACK FOR WINDOWS NT. ActivPack for Windows NT provides secure remote access, secure Internet website access and secure domain login for Windows NT environments. ActivPack for Windows NT extends the standard security mechanism with ActivCard dynamic passwords.

    - ACTIVPACK FOR MVS/RACF. ActivPack for MVS/RACF adds dynamic password authentication to leading access control products for IBM S/390, replacing the RACF static password.

    - ACTIVPACK FOR NOVELL DIRECTORY SERVICES. ActivPack for Novell Directory Services is a secure, server-based solution that links users to a network through Novell Directory Services (NDS). NDS provides authentication, authorization, and accounting services for users by connecting them to services running anywhere in the network.

    - AXENT TECHNOLOGIES DEFENDER SECURITY SERVER (DSS). DSS provides two-factor authentication for leading operating systems, communication servers, and firewalls. The DSS is a central point of dynamic password authentication for both remote and local access to critical resources. The challenge/response authentication process along with the user's unique token ensures only authorized users gain access.

CUSTOMERS

Historically, the final buyers of our products have been in European banking and financial services. These customers are generally sophisticated and knowledgeable purchasers of security systems and work with highly confidential information. We believe that as corporate networks proliferate and become more complex, the number of industries concerned with system security and access to information will grow. In the year ended December 31, 1999, Sparbanken and Kreditkassen each accounted for more than 10% of our total revenue.

Our customer base includes the following entities:

AIB                                    Komercni Banka
Alpha Media                            Kreditkassen
Axent                                  Logos
Barclays                               Protect Data Slovaquie
Blue Cross/Blue Shield                 Provinsbankerna
Cyber-COMM                             Risk Management
Eika Gurppen                           Sparbanken
Expandia Banka                         Telenor Novit
Internet Security                      Hewlett Packard
Ion Networks                           Visa

SALES, BUSINESS DEVELOPMENT AND MARKETING

SALES

We market and sell our products and technologies through a network of distribution partners such as systems integrators, value-added resellers, original equipment manufacturers and international distributors supported by our direct sales force. Our sales force is responsible for soliciting prospective customers and providing technical advice and support with respect to our products and technologies.

As of December 31, 1999, we employed a direct sales and marketing force of forty-eight individuals located in offices in France, Germany, Singapore, Sweden, United Kingdom and the United States to market our products and technology to industry and vertical market segments, including electronic commerce, financial, telecommunications, healthcare and information service companies.

Our distribution partners typically incorporate products from a variety of suppliers to address a broader set of final buyer requirements. We currently have over 50 distribution partners in over 30 countries worldwide, including Alphamedia (France), Icon Systems (Germany), Ingram Micro (Worldwide), Intercede
(UK), NCL Communications (Japan), Protect Data (Sweden), Risk Management (US) and Zaslon (Slovenia).

We provide technical support with personnel located in our offices in: Suresnes, France; Fremont, California; Watchung, New Jersey; and Singapore. These offices provide technical support to our integration and distribution partners, who in turn, provide first level service to final buyers. We offer formalized product training programs and have established "ActivCard Authorized" reseller programs in the marketplace.

In addition, we provide telephone and online services to answer inquiries related to implementation, integration and operation of our products and technologies. We are increasing the resources we dedicate to technical service and support in line with the increased distribution of our products, including a technical service web site with controlled access through the Internet. We offer a maintenance program for the software products covering updates and minor releases. Our standard practice is to provide a warranty on all our products for one year after shipment for hardware products and three months after shipment for software products.

BUSINESS DEVELOPMENT

Our business development efforts are focused on establishing and managing collaborative relationships with strategic industry participants. Key to the success of this effort is the coordination of resources across different functional organizations and regional operations throughout our company.

Our strategic relationships assist us in expanding our sales, marketing and technical capabilities and increase the distribution and market acceptance of our digital identity products and technologies. Integration partners embed our technology in their own products, which are then sold to the final buyer. We believe that our relationships with these integration partners allow us to cost-effectively leverage third-party products and thereby provide our final buyers with customized digital identity technology solutions. We have developed significant strategic relationships with integration partners in an effort to:

       - incorporate our products into third-parties' products;

       - conduct joint research and development efforts; and

       - develop joint proposals and presentations for products and services and reseller arrangements.

Our strategic relationships currently include the following:

    - AXENT TECHNOLOGIES. AXENT has embedded our digital identity framework into its OmniGuard Defender enterprise security server and network security systems.

    - HEWLETT PACKARD / VERIFONE. Hewlett Packard is delivering our ActivReader, portable trusted smart card reader, as its next generation Personal ATM.

    - MONDEX INTERNATIONAL. We have contracted with Mondex International, a subsidiary of MasterCard, to deliver logical security services for Multos smart cards, making Multos cards compatible with our digital identity framework.

    - NOVELL. Novell has embedded our digital identity framework into its core product lines through Novell Directory Services.

    - SCHLUMBERGER. Schlumberger, one of the world's largest smart card manufacturers, will deliver products to the market based on our digital identity framework.

    - VISA INTERNATIONAL. We have contracted with Visa to deliver logical security services for Visa Open Platform (VOP) smart cards, making the VOP cards utilized by member banks compatible with our digital identity framework.

MARKETING

We utilize a variety of marketing initiatives to support our business strategies, including the following:

PRODUCT MARKETING. The product marketing process has been key in our transition from an engineering consulting services company to a network products company. Our product marketing effort supports our strategy by defining products that meet market needs and are deliverable via selected channels. We focus our product marketing efforts on market requirements and delivery of products to market. Additionally, our solutions marketing efforts focus on close coordination with the product strategies of our strategic partners insuring the market viability and acceptance of their products and solutions. Our recent sales proposals to customers include flexible price modeling that can be tailored to the individual customer's needs. We believe that such price flexibility will better serve to align the interests of our customers with our own and may lead to revenue streams in the future having a more significant recurring revenue component.

MARKETING COMMUNICATIONS. Our marketing communications strategy combines different programs and mediums to increase brand and product awareness. We use direct marketing and leverage our strategic partners in order to maximize our market exposure, while at the same time controlling our marketing costs. These efforts include an emphasis on press and analyst communications, advertising, public relations, World Wide Web, telemarketing, trade shows and seminars. Our marketing programs are designed to target information technology managers, service operators, and industry-leading integration partners.

RESEARCH AND DEVELOPMENT

We develop technology-oriented solutions for advanced credential management capabilities, which are based on customer requirements but with broad market applicability. The focus of our research and development organization is to implement advanced technology rapidly and in a manner that can be integrated into large-scale systems. Specific areas in which we are investing research and development resources include the support of multi-application operating systems for smart card platforms, embedded systems and trusted devices, as well as evaluation and implementation of specifications defined by international standards organizations.

Our research and development organization possesses a broad range of industry expertise, including hardware and software design, cryptographic technology, network application, Java and smart cards. Additionally, we have experience in delivering products and technology for various market segments such as banking, healthcare, defense, enterprise computing and telecommunications.


We have increased the resources assigned to the technical direction function that is focused on designing the architecture of our software and hardware technology. These additions have made our company capable of supporting the requirements of the advanced integration solutions necessary for success in the broader networking market. o


INTELLECTUAL PROPERTY

We rely on a combination of patents, trade secrets, copyright and trademark law, nondisclosure agreements and technical measures to protect our intellectual property and proprietary rights. We have entered into confidentiality and licensing agreements with our employees and distributors, as well as with our customers and potential customers seeking proprietary information. We also limit access to and distribution of our software, documentation and other proprietary information.


We currently have three major patents directly applicable to our current product offerings issued in the United States. These patents cover various aspects of security technology. In addition to the patents granted in the United States, we have been granted patents in Europe, Australia, Canada, Mexico, Taiwan, Singapore and Hong Kong. We are currently in the process of negotiating a license to use two patents in Japan. The three major patents are briefly described as follows:


    - three-variable synchronous algorithm for generating dynamic password, which provides a higher level of security than alternative implementations using a single variable;

    - methodology used for the resynchronization of the variables utilized in the generation of dynamic passwords, which provides a significant increase in system performance, throughput and scalability; and

    - generation of a synchronous dynamic password on a smart card processor using a time-based variable as input, which provides a higher level of security than alternative implementations that generate a password by removing secrets from the card.

In addition to these three patents, we have been granted four additional patents for the use of handheld portable devices in the interactive television and loyalty application fields. Our patents and applications expire at various dates ranging from 2008 to 2016. In general, patent rights are of similar duration (approximately 20 years) in all countries where patents have been issued. The nature of the process for obtaining patents and the extent of protection provided by patent laws varies from country to country.

MANUFACTURING, SOURCE OF SUPPLY AND QUALITY CONTROL

We have established relationships with hardware assemblers and multinational software reproducers. Existing relationships include Omni (Singapore), Sharp Win (Hong Kong) and Kidder (Hong Kong) for hardware assembly; and Metatec (U.S. and The Netherlands) for software reproduction. Additionally, we have outsourcing arrangements for product warehousing and fulfillment services. Our global production and distribution capacity supports our current requirements and can easily be increased by augmenting existing production lines with current suppliers. We maintain ownership of all manufacturing tools, molds and software, supply all critical components and define all manufacturing processes and quality control plans, thereby granting us the ability to relocate the manufacturing process should any unforeseen interruption occur.

HARDWARE. ActivCard hardware, including tokens, smart card readers, and the ActivReader trusted terminal/smart card reader are assembled by our Hong Kong- and Singapore-based manufacturers at facilities that are either ISO9000 and ISO9002 or in the process of becoming certified. ISO9000 refers to the international guidelines on quality management and system elements established by ISO (International Organization for International Standardization), an international body of normalization organizations. ISO9002 is a quality assurance model used by companies that design, produce, install, inspect and test service items. Our hardware products are shipped directly to distribution partners or to corporate warehouses in Fremont, California and Suresnes, France for subsequent distribution.

SOFTWARE. Our software products, such as ActivCard Gold and ActivPack for Windows NT, are produced and packaged in Fremont, California and Breda, The Netherlands. High capacity CD-ROM replication, full-service kit assembly, warehousing, and direct-to-user product fulfillment is provided by Metatec (U.S. and Netherlands).

SUPPLIERS. Our products are designed and built with high quality standard parts and components. Our current suppliers include Samsung, OKI, Maxim and Siemens AG. We generally maintain a three-month supply of critical components, including microcontrollers, LCDs and transistors. The relationships with our suppliers of critical components have existed for over two years and we have not suffered any material breaks in supply during that period. We currently purchase smart cards from Schlumberger and PCMCIA smart card readers from SCM Microsystems.

QUALITY CONTROL. We maintain strict internal and external quality control processes, which are performed during product design, production and acceptance. We contract with Societe Generale de Surveillance (Switzerland) to assure that our quality control specifications are adequately met at various levels from inventory audits to final product inspections. During 1999, we have implemented a computer-assisted production and inventory management system to increase quality as production volumes advance.

COMPETITION

The authentication market is highly competitive. The markets for our products and services are intensely competitive and are characterized by rapidly changing technology and industry standards, evolving user needs and the frequent introduction of new products. We believe that the principal factors affecting competition in our markets include product functionality, performance, flexibility and features, use of open standards technology, quality of service and support, company reputation and price.

We face significant competition from a number of different sources. Many of our competitors are larger and more established, benefit from greater name recognition and have substantially greater financial, technical and marketing resources than we have.

Our competitors include, among others, Datakey, Inc., a maker of proprietary smarts cards and token solutions, Gemplus S.C.A., a smart card manufacturer, RSA Security, Inc., a token and network security manufacturer and cryptographic technology supplier, and Vasco Data Security, Inc., a token manufacturer and supplier.

In addition, there are several smaller or start-up companies which we compete with from time to time. We also expect that competition will increase as a result of consolidation in the information security technology and product reseller industries. We may be unable to compete successfully in the future with our competitors, which may adversely affect our business.

EMPLOYEES

As of December 31, 1999, we had 113 full-time employees worldwide. Of these, 37 were involved in research and development, 10 were involved in manufacturing engineering and quality control, 48 in sales and marketing and 15 in general administration. As of December 31, 1999, 41 of our employees, including our executive officers, were based in the United States, 69 were based in Europe and 3 were based in Asia. As required by French law, we hold periodic meetings with representatives of our employees. We consider our relationships with our employees to be satisfactory and we are not a party to any collective bargaining agreement.

PROPERTIES

Our principal administrative, research and development, sales, marketing and support facilities consist of 12,000 square feet of office space leased in Suresnes, France. We occupy these premises under a lease expiring on June 30, 2006. We may, however, terminate the lease on June 30, 2000 or June 30, 2003 without any penalty. We also lease 10,700 square feet of office space in Fremont, California, which houses our North and South American sales, marketing, development, and support activities. This lease expires on February 28, 2008. We also lease, pursuant to short-term leases, facilities in Singapore and New Jersey, primarily as offices for our sales force and technical support personnel. We believe that our facilities are adequate for our current operations.

LEGAL PROCEEDINGS

From time to time, we have been parties to or targets of lawsuits, claims, investigations and proceedings. Generally, such incidents are handled and defended in the ordinary course of our business. Other than as described below, we do not expect any liabilities, which may arise from any such proceedings currently pending or anticipated to have a material effect on our consolidated results of operations or financial condition.

On October 25, 1996, Fintel S.A., a company that develops and markets electronic systems, named us in an unfair competition action against Nomad Systems S.A. We have requested the dismissal of the claim and believe that this litigation between Fintel and Nomad Systems S.A. will not have any material adverse impact on our operations or financial condition. A judgment of Tribunal de Commerce de Paris dated on May 27, 1998 has agreed to a dismissal of the claims requested by us.

On October 31, 1997, an action was filed in the United States District Court for the Northern District of California against us, our current U.S. subsidiary, ActivCard, Inc., and three individuals who are either former or current officers of ours. The plaintiff is a former shareholder in our original U.S. subsidiary ActivCard Networks, Inc. In June of 1996, ActivCard Networks, Inc. was merged into ActivCard, Inc., and the lawsuit alleged violations of U.S. securities laws, breach of contract, breach of fiduciary duty, fraud and conspiracy arising out of this merger. The plaintiff sought compensatory damages alleged to exceed $7.5 million as well as punitive damages. Late in 1998, we agreed with the plaintiff to engage in a mediation before a judge to explore the possibility of an amicable settlement of all the claims. A settlement agreement was signed in July 1999, and the impact of the agreement is included in the 1999 accounts. The settlement agreement was composed of a $637,500 cash payment for legal expenses and a grant of 480,000 new shares. The suit was dismissed in August 1999.


The plaintiff has agreed to waive certain rights with respect to the shares granted under the settlement agreement in exchange for a payment equal to the product of the number of shares owned by the plaintiff on August 11, 2000 (not to exceed 105,000 shares) and the amount, if any, by which the average of the five highest reported intra-day sales prices per share for the ADSs on the Nasdaq National Market exceeds the average of the five highest reported intra-day sales prices per share on Easdaq during the period beginning on the first day that the ADSs are traded on Nasdaq and ending August 11, 2000.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

We currently have authorized eight directors. Each director is appointed for a one-year period at our annual general meeting of shareholders and serves until the next annual general meeting or until his successor is duly appointed and qualified. Our executive officers serve at the discretion of the board.

The table below provides the names, ages and positions with ActivCard of our executive officers and directors:

--------------------------------------------------------------------------------------------------------------
NAME                                  AGE                                 POSITION
----------------------------------  --------   ---------------------------------------------------------------
Jean-Gerard Galvez................     46      Chairman, President and Chief Executive Officer
Yves Audebert.....................     43      Founder, Vice Chairman and Chief Technology Officer
George Wikle......................     53      Chief Financial Officer and Secretary
Thomas A. Arthur..................     37      Senior Vice President, Worldwide Sales and Business Development
Douglas M. Kernan.................     40      Vice President, Corporate Marketing
Marc Hudavert.....................     39      Vice President and General Manager, ActivCard Europe
James E. Ousley (1)(2)............     53      Director and Chairman, ActivCard, Inc.
Sergio Cellini (1)................     43      Director
Clifford Gundle (2)...............     63      Director
Montague Koppel (2)...............     71      Director
Lee Kheng Nam.....................     51      Director
Antoine R. Spillmann (1)..........     36      Director

------------------------

(1) Member of audit committee.

(2) Member of compensation committee.


In conjunction with the private placements of our shares expected to close on or about February 16, 2000, our board of directors has agreed, if requested by Schlumberger Systemes or Sun Microsystems, Inc., as the case may be, to recommend to our shareholders the election to our board a director nominated by Schlumberger Systemes and a director nominated by Sun Microsystems, Inc. Any such nomination will be subject to the approval of our shareholders at the next shareholders' meeting following nomination.


JEAN-GERARD GALVEZ has been President and Chief Executive Officer and a Director since November 1995, and Chairman of our board of directors since July 1996. From June 1994 to October 1995, Mr. Galvez served as Vice President of International Operations for Banctec Corp., a U.S. provider of turnkey image processing systems for banking and financial service firms and telecommunications companies. From 1989 to 1994, Mr. Galvez was the European Area Executive for Control Data Corp., a Minneapolis-based computer system integrator for the manufacturing industry. Prior to joining Control Data Corp., Mr. Galvez served in various capacities for Imprimis Technology, a disk drive manufacturer and for Dupont de Nemours Corporation. Mr. Galvez holds a Master's degree in Business Administration and a Bachelor's degree in Chemical Engineering from the Institut National Polytechnique de Nancy, France.

YVES AUDEBERT co-founded our company in 1985 and, from 1985 to present, has served as Chief Technology Officer and as Vice Chairman of the board of directors. Mr. Audebert served as Chairman of the board of directors from May 1996 until July 1996. From our inception in 1985, Mr. Audebert served alternately with Achille Delahay, a co-founder, as Chairman, President and Chief Executive Officer. From 1980 to 1985, Mr. Audebert was responsible for developing shipboard fiber optic systems at Thomson-CSF, a French defense company. Mr. Audebert holds an engineering diploma from the Ecole Polytechnique de Paris and an advanced diploma from the Ecole Superieure des
Telecommunications.

GEORGE WIKLE has served as our Chief Financial Officer since October 1997. From April 1996 to September 1997 Mr. Wikle was Executive Vice President of Operations and Finance of Brio Technology, Inc., a desktop data warehouse software company. He had previously held the position of Vice President of Corporate Solutions for Brio Technology. From October 1992 to September 1994, Mr. Wikle was President and Chief Executive Officer of ASCNET, Inc., an emergency cellular phone service provider. From October 1984 to September 1991, Mr. Wikle was Vice President of Finance at Performance Semiconductor Corporation and also Chairman of its UK subsidiary. From April 1976 to September 1984, he was Chief Operating Officer or Chief Financial Officer of Sorcim, makers of SuperCalc software; Friden Alcatel, a subsidiary of Companie Generale d'Electricite, France; and the Communication Equipment Products Group of Memorex Corporation. Mr. Wikle earned his B.S. degree in accounting and German and MBA degree in Finance and International Business from the University of California, Berkeley.


THOMAS A. ARTHUR has served as the Vice President and General Manager of ActivCard, Inc., our United States subsidiary since April 1997. In
January 1999, he was appointed our Senior Vice President, Worldwide Sales and Business Development. From 1987 to April 1997, Mr. Arthur held various executive level positions at Novell, Inc., including most recently as General Manager, Internet Business Infrastructure. Prior to joining Novell, Mr. Arthur was Western Regional Sales Representative for Excelan, Inc., a computer network company subsequently acquired by Novell. Mr. Arthur holds a degree in Economics from the University of California, Davis.


DOUGLAS M. KERNAN has served as Vice President, Corporate Marketing since
June 1997. From June 1996 to June 1997, Mr. Kernan was Vice President of Marketing for Semaphore Communications, Inc., a network communications security startup. From May 1987 to June 1996, Mr. Kernan held various executive level positions at Novell, Inc., most recently as the Director of Marketing for Novell's Communications Products Division. Prior to Novell, he held engineering and support roles with Dialogic Systems and Lockheed Missile and Space Company. Mr. Kernan holds a B.S. degree in Computer Science and Economics from Union College in Schenectady, N.Y.

MARC HUDAVERT has served as Vice President and General Manager, ActivCard Europe since September 1996. From 1994 until September 1996, Mr. Hudavert was Commercial Director of Telis TSC, a France Telecom Group subsidiary specializing in systems integration for corporate computer and communications networks. From 1991 to the end of 1993, he served in various general management capacities for SDRC, a U.S. software publisher; from the beginning of 1989 to the end of 1991, for Ferranti, a U.K. computer services provider; and from mid-1987 to the beginning of 1989 for Prime Computer, a U.S. computer manufacturer.
Mr. Hudavert received his BS degree in Engineering and MBA degree from the Ecole Centrale de Lyon.

JAMES E. OUSLEY has been a member of our board of directors since
September 1996, and Chairman of ActivCard, Inc. since May 1999. Mr. Ousley is currently President and Chief Executive Officer of Syntegra (USA), a global internet business solutions provider and division of British Telecommunications. From 1991 to 1999 he served as President and Chief Executive Officer of Control Data Systems which was acquired by British Telecommunications. From 1968 to 1991 Mr. Ousley served in various sales and executive management positions for Control Data Corporation. Mr. Ousley serves on the Board of Datalink, Inc. and Bell Micro, Inc. and holds a BS degree from the University of Nebraska.

SERGIO CELLINI has been a member of our board of directors since March 1998.
Mr. Cellini is currently serving as General Manager of Excite Italia, a Dutch portal company. From April 1997 to April 1999, Mr. Cellini served as the Director of Venture Capital for Telecom Italia. Mr. Cellini was employed with Editoriale L'Expresso, a publishing company, in various positions, most recently as Managing Director of Newspaper Publishing, publisher of "The Independent" in London. From March 1981 to March 1986, Mr. Cellini was a Senior Associate with Booz, Allen & Hamilton, a U.S. firm, in Paris, Madrid and Milan. Mr. Cellini holds a Master's degree in Management from the Sloan School of MIT.


CLIFFORD GUNDLE has been a Director of our company since May 1999. Mr. Gundle has over 40 years of international experience in business ownership and executive positions. He founded and ran numerous manufacturing and investment companies in South Africa, the U.S. and United Kingdom which are listed on the Johannesburg, American, London and Irish stock exchanges. He is a member of the Dean's Council of Harvard University.


MONTAGUE KOPPEL has been a member of our board of directors since March 1998. Since 1986, Mr. Koppel has been a director of Flextech plc, a media company. Since 1982, Mr. Koppel has worked as an international legal consultant. Previously, Mr. Koppel was a trial and commercial lawyer in South Africa and served on the board of directors of various companies.

LEE KHENG NAM has been a member of our board of directors since September 1999. Since March 1995 Mr. Lee has served as President of Vertex Investment (II) Pte Ltd., the venture capital arm of Singapore Technologies Group and a 15.9% shareholder in the Company. Mr. Lee also currently serves on the board of directors of several companies in the Singapore Technologies Group, including Vickers Ballas Holdings Ltd. and Vickers Capital Limited. He is also currently a board member of investee companies such as Creative Technology Ltd. and Centillium Technology Inc. From January 1981 to September 1983, Mr. Lee served as Senior Manager of the Project Development Department of NatSteel Group, a company listed on the Singapore Stock Exchange. From January 1979 to
January 1981, Mr. Lee was the Deputy Director of Planning for the Singapore Ministry of National Development. Mr. Lee holds a Bachelor of Science in Mechanical Engineering (First Class Honors) from Queen's University, Canada, a Master of Science in Operations Research & Systems Analysis from the US Naval Postgraduate School and a Diploma in Business Administration from the University of Singapore.

ANTOINE R. SPILLMANN has been a member of our board of directors since
March 1998. He is currently the Managing Director of the investment bank of Bryan Garnier & Co. Limited and has served in that capacity since founding it in mid-1996. From 1995 to 1996, Mr. Spillmann was global account coordinator for equity sales for Switzerland for ABN Amro Hoare Govett. From 1992 to 1995,
Mr. Spillmann was Director of European and UK equity sales to Swiss institutions for Lehman Brothers. Mr. Spillmann was educated at the St. Galen University and HBC Lausanne, and earned a diploma in Investment Management and Corporate Finance from the London Business School.

BOARD COMMITTEES

Our board currently has two committees, an audit committee and the compensation committee. The audit committee reviews the results and scope of the audit and other services provided by our independent public accountants. The audit committee currently consists of Messrs. Ousley, Spillmann and Cellini. The compensation committee makes recommendations concerning salaries and incentive compensation for employees of and consultants to the Company and administers and allocates stock options pursuant to our stock option plans. The compensation committee currently consists of Messrs. Ousley, Gundle and Koppel.

No interlocking relationships exist between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has such interlocking relationship existed in the past.

DIRECTOR COMPENSATION

In May 1999 our shareholders approved annual directors compensation of $90,000, which was allocated by the board of directors to its members during 1999.

In June 1998 our shareholders approved annual directors compensation (jetons de presence) of $98,000 for 1998, which was allocated by the board of directors to its members. The board allocated $78,000 to the directors in 1998.

EXECUTIVE COMPENSATION

For the year ended December 31, 1999, the aggregate amount of compensation paid to all of our executive officers and key managers as a group (six persons including Messrs. Galvez, Audebert, Arthur, Hudavert, Kernan and Wikle) paid and accrued for services in all capacities was $1,860,000. See "Employee Stock Plans and Directors' Warrants" for information regarding stock options held by our executive officers.

Executive and key management compensation for the year ended December 31, 1999 (in U.S. dollars) was as follows:

                                                      BASIC SALARY   BENEFITS   BONUSES    LONG-TERM
                                                      ------------   --------   --------   ---------
Executives and key management.......................   $1,099,000    $238,000   $581,300          --

We have not paid our officers and directors any pension, retirement or other similar benefits during the year ended December 31, 1999, nor during the year ended December 31, 1998.

EMPLOYMENT AND CONSULTING AGREEMENTS

Each of Jean-Gerard Galvez and Marc Hudavert is party to an employment agreement with us. Mr. Galvez's employment agreement is terminable by either party on six months' notice. Mr. Hudavert's employment agreement is terminable by either party on three months' notice. The agreements contain non-competition covenants for a period of two years after their termination. Each employment agreement also contains an express confidentiality obligation. According to French law and as explicitly stated in the employment agreements, we own any intellectual property rights created by the executives in the course of their employment.

EMPLOYEE STOCK PLANS AND WARRANTS

At December 31, 1999, options and warrants to subscribe for an aggregate of 4,987,314 shares were issued and outstanding at an average exercise price of $5.09 per share (reflecting a conversion, for the options and warrants exercisable in French francs, at the exchange rate of FF6.5295 to $1.00 in effect on December 31, 1999). Such options and warrants to subscribe for shares expire at various dates on or prior to December 2006. Of such options and warrants to subscribe for shares, options and warrants to subscribe for 218,010 shares not including complementary rights, exercisable at an average exercise price of $4.447 and which expire at various dates through 2005, were held by two of our executive officers. Warrants to subscribe for 236,000 shares not including complementary rights, exercisable at an average exercise price of $5.67 and which expire between 2001 and 2004, were held by members of our board of directors. Under French law, we cannot grant options to members of our board of directors who do not work for us or who do not hold a management position with us or our affiliates.

On February 9, 2000, our shareholders approved the issuance to Lee Kheng Nam of warrants to subscribe to 30,000 new shares having a par value of FF6.25 and issued by a capital increase of a maximum aggregate amount of FF187,500.

                   CERTAIN TRANSACTIONS WITH RELATED PARTIES

In June 1996, we entered into an agreement with Vertex II, a 15.7% shareholder of our company, pursuant to which Vertex II acquired, directly and through its affiliate, Vertex Asia, 20% of the share capital of ActivCard Asia for an aggregate purchase price of Singapore $200,000.

Antoine R. Spillmann, currently a member of our board of directors, is the Managing Director of the investment banking firm of Bryan Garnier & Company, which has served as a placement agent for our securities in Europe, including two rights issues, our convertible bonds issued in 1997 and our convertible bonds issued in October 1999. Bryan Garnier received commission payments of 3% ($279,526), 6.5% ($674,633), 5% ($401,500) and 6% ($360,000), respectively, on the gross proceeds of these offerings. Additionally, in connection with the placement of convertible bonds in 1997, Bryan Garnier received warrants exercisable at $4.60 per share for 52,152 shares. See "Description of Share Capital Convertible--Bonds."

                       PRINCIPAL AND SELLING SHAREHOLDERS

The following table provides information concerning the beneficial ownership of our shares as of January 31, 2000 and as adjusted to reflect the sale of ADSs in the offering by:

    - each shareholder known by us who owns more than 10% of our outstanding ordinary shares

    - all of our directors and officers as a group and

    - the selling shareholders that will sell an aggregate of 600,000 shares in the form of ADSs, if the underwriters over-allotment option is exercised in full

The number of shares beneficially owned by each stockholder is determined under rules issued by the Securities and Exchange Commission. The information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days after January 31, 2000 through the exercise of any stock option or other right.

                                                              --------------------------------------------
                                                                                         PERCENT OF SHARES
                                                                                        BENEFICIALLY OWNED
                                                              NUMBER OF SHARES   -------------------------
                                                                BENEFICIALLY      BEFORE THE     AFTER THE
NAME AND ADDRESS OF BENEFICIAL OWNER                               OWNED         OFFERING(1)   OFFERING(1)
------------------------------------                          ----------------   -----------   -----------
Vertex (2)..................................................     5,122,743            15.8%         14.0%
  Vertex Management Pte. Ltd.
  77 Science Park Drive
  #02-15 Cintech III
  Singapore Science Park
  Singapore 118256
George Wikle(3).............................................       136,972             0.4%          0.2%
Thomas Arthur(4)............................................       149,461             0.5%          0.4%
Douglas Kernan(5)...........................................        95,723             0.3%          0.2%
Directors and officers as a group (12 persons)(6)...........     4,495,846            13.6%         12.1%

------------------------------

(1) Based on 32,376,390 shares issued at January 31, 2000 without adjustments to reflect the exercise of all options, warrants and convertible bonds to subscribe for ordinary shares as of such date. Excludes 990,675 shares to be issued pursuant to our private placements of shares which closed on February 16, 2000 and 300,000 shares to be issued upon conversion of our bonds issued in October 1999.

(2) 2,452,831 shares (including 34,550 shares issuable upon conversion of 1,382 bonds within 60 days of January 31, 2000) owned by Vertex Investment Int
    (III) Inc., a British Virgin Island corporation ("Vertex Investment"), 1,334,956 shares owned by Vertex Investment (II) Ltd., a Singapore corporation ("Vertex II"), and 1,334,956 shares owned by Vertex Asia Ltd., a Singapore corporation ("Vertex Asia"). Vertex Investment, Vertex II and Vertex Asia are a group of investment companies under the common control of Singapore Technologies Pte. Ltd., a Singapore corporation. Singapore Technologies Pte. Ltd. is 22.11% owned by Singapore Technologies Holdings Pte. Ltd., which is in turn a wholly owned subsidiary of Ministry of Finance, Inc., a government agency. Vertex has granted to the underwriters a 30-day option to purchase an aggregate of 500,000 shares (comprised at 250,000 shares from Vertex Investment International (III), Inc.; 125,000 shares from Vertex Investment (II) Ltd. and 125,000 shares from Vertex Asia Limited), in the form of ADSs, solely to cover over allotments, if any. If the over-allotment option is exercised in full, Vertex would own 4,588,193 shares, representing 14.0% of the outstanding ordinary shares after the offering.

(3) Includes options to purchase 136,972 shares exercisable within 60 days of January 31, 2000 at an exercise price of $4.65 or $4.93 per share.
    Mr. Wikle has granted to the underwriters a 30-day option to purchase 40,000 shares, in the form of ADSs, solely to cover over-allotments, if any. If the over-allotment option is exercised in full, Mr. Wikle would own 16,972 shares, representing 0.3% of the outstanding ordinary shares after the offering.

(4) Includes options to purchase 149,461 shares exercisable within 60 days of January 31, 2000 at an exercise price of $4.65 or $4.93 per share.
    Mr. Arthur has granted to the underwriters a 30-day option to purchase 40,000 shares, in the form of ADSs, solely to cover over-allotments, if any. If the over-allotment option is exercised in full, Mr. Arthur would own 109,461 shares, representing 0.3% of the outstanding ordinary shares after the offering.

(5) Includes options to purchase 88,723 shares exercisable within 60 days of January 31, 2000 at an exercise price of $4.65 or $4.93 per share.
    Mr. Kernan has granted to the underwriters a 30-day option to purchase 20,000 shares, in the form of ADSs, solely to cover over-allotments, if any. If the over-allotment option is exercised in full, Mr. Kernan would own 68,723 shares, representing 0.2% of the outstanding ordinary shares after the offering.

(6) Includes 551,564 shares under outstanding stock options, warrants and compensatory rights exercisable within 60 days of January 31, 2000.

At January 31, 2000, 24,318,390 shares, including shares beneficially owned by certain directors and officers, were managed through the Euroclear and Clearstream, Luxembourg systems, which represent approximately 75.12% of the issued and outstanding shares of the company. Approximately 101 shareholders hold shares traded through Euroclear and Clearstream, Luxembourg.

                          DESCRIPTION OF SHARE CAPITAL

SET FORTH BELOW IS INFORMATION CONCERNING OUR SHARE CAPITAL TOGETHER WITH RELATED SUMMARY INFORMATION CONCERNING PROVISIONS OF OUR STATUTS AND APPLICABLE FRENCH LAW. THIS DESCRIPTION OF OUR SHARE CAPITAL AND SUMMARY INFORMATION IS NOT COMPLETE AND MAY NOT CONTAIN ALL THE INFORMATION YOU SHOULD CONSIDER BEFORE INVESTING IN THE ORDINARY SHARES OR ADSS. YOU SHOULD CAREFULLY READ OUR STATUTS, WHICH HAS BEEN FILED AS AN EXHIBIT TO THE REGISTRATION STATEMENT CONTAINING THIS PROSPECTUS.

GENERAL

Our company was incorporated on June 12, 1987 and will expire according to provisions of our STATUTS on June 11, 2086.

At December 31, 1999, our outstanding share capital on a fully diluted basis consisted of 39,042,117 shares, nominal value 6.25 FF per share (including 1,060,550 shares issuable upon conversion of our outstanding convertible bonds, 4,987,314 shares issuable upon exercise of warrants and stock options, 761,437 shares issuable pursuant to stock purchase rights, 142,790 shares issuable upon allocation and subscription of stock options unallocated at the time. All of our outstanding shares are fully paid. Pursuant to our STATUTS, our shares may be held only in registered form. See "--Form and Holding of Shares."

CHANGES IN SHARE CAPITAL

Our share capital may be increased only with the approval of our shareholders at an extraordinary general meeting following a recommendation of our board of directors. Increases in share capital may be effected by the issuance of additional shares, by an increase in the nominal value of existing shares or the creation of a new class of shares. Additional shares may be issued for cash, in satisfaction of indebtedness incurred by us, for assets contributed in kind, upon the conversion of debt securities previously issued by us or by the capitalization of reserves. French law permits different classes of shares to have different liquidation, voting and dividend rights.

Our share capital may be decreased only with the approval of our shareholders at an extraordinary general meeting. Our share capital may be decreased by reducing the nominal value of the shares or by decreasing the number of outstanding shares. The conditions under which share capital may be reduced will vary depending upon whether or not the reduction is attributable to losses incurred by us. The number of outstanding shares may be decreased by the repurchase and cancellation by us of our shares. If the reduction is not attributable to losses incurred by us, each shareholder will be offered an opportunity to participate in any exchange or repurchase. If, as a consequence of losses, our net assets are reduced below one half of our share capital, our board of directors must, within four months from the approval of the accounts indicating such loss, convene an extraordinary general meeting of our shareholders in order to decide whether to dissolve the company before expiration of our statutory term. If the dissolution is not declared, the share capital, by the end of the second fiscal year following the fiscal year during which the losses were incurred and subject to the legal provisions concerning the minimum capital of SOCIETES ANONYMES, must be reduced by an amount at least equal to the losses which could not be charged on reserves, if during that period the net assets have not been restored up to an amount at least equal to one half of the capital.

On February 9, 2000, our shareholders authorized the board to issue new shares or securities having a maximum aggregate nominal value of FF300,000,000. Shares issued pursuant to these resolutions may, at the board's discretion, be used in order to obtain a listing of our shares on Nasdaq or any other stock exchange market by way of public offering.

On February 9, 2000, our shareholders authorized the board of directors to increase our share capital in the nominal amount of FF6,191,718.80 represented by 990,675 new shares to be subscribed to by Business Brain Showa-Ota Inc., Schlumberger Systemes, SCM Microsystems, Inc. and Sun Microsystems, Inc.

PREEMPTIVE SUBSCRIPTION RIGHTS

Unless previously waived, holders of our shares have preemptive rights to subscribe for additional shares issued by us for cash on a PRO RATA basis. Shareholders may waive such preemptive subscription rights either individually or at an extraordinary general meeting under certain circumstances. Preemptive subscription rights, if not previously waived, are transferable during the subscription period relating to a particular offering of our shares. Our shareholders have waived their preemptive rights with respect to the issuance of new securities, including the shares offered hereby, having a maximum aggregate nominal value of FF300,000,000.

REGISTRATION RIGHTS

After this offering, the holders of 699,300 shares will be entitled to rights with respect to the registration of such shares under the Securities Act. Under the terms of our agreement with the holders of these registrable securities, if we proposed to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, these holders are entitled to receive notice of the registration and are entitled to include shares of these registrable securities therein. Additionally, holders of 582,750 shares are entitled to demand registration rights pursuant to which they may require us to file a registration statement under the Securities Act at our expense with respect to their shares, and we are required to use our best efforts to effect this registration. All of these registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in the registration and our right not to effect a requested registration within six months following an offering of our securities, including the offering made hereby.

ATTENDANCE AND VOTING AT SHAREHOLDER'S MEETINGS

In accordance with French law, there are two types of shareholder's general meetings, ordinary and extraordinary. Ordinary general meetings of shareholders are required for matters such as the election of directors, the appointment of statutory auditors, the approval of the annual report prepared by our board of directors and the annual accounts, the declaration of dividends and the issuance of bonds. Extraordinary general meetings of shareholders are required for approval of matters such as amendments to our STATUTS, modifications of shareholders' rights, approval of mergers, increases or decreases in share capital, the creation of a new class of capital stock and the authorization of the issuance of investment certificates or notes convertible or exchangeable into capital stock. In particular, shareholder approval will be required for mergers where we are not the surviving entity or where we are the surviving entity, but in connection with which we are issuing a portion of our share capital to the acquired entity.

Our board of directors is required to convene an annual ordinary general meeting of shareholders within six months after the end of our fiscal year. Other ordinary or extraordinary meetings may be convened at any time during the year. Meetings of shareholders may be convened by board of directors or, if our board of directors fails to call such a meeting, by our auditors, currently Ernst & Young Audit and Jean-Louis Brun d'Arre, or by an agent appointed by a court. The court may be requested to appoint an agent either by shareholders holding at least 10% of our share capital or by any interested party in cases of particular urgency. Following a successful take-over bid or an acquisition of control, the new majority shareholders may call an ordinary or extraordinary general meeting of shareholders. The notice for each shareholder meeting must state the matters to be considered at such meeting.

French law provides that, at least 15 days before the date set for any general meeting on first call, and at least six days before any second call, notice of the meeting must be sent by mail to all holders of properly registered shares. The Company may publish an additional notice of the meeting, in a journal authorized to publish legal announcements in the DEPARTEMENT in which we are registered, at least thirty days prior to the date of the meeting. A preliminary written notice must be sent to each shareholder who has requested to be notified in writing 35 days before the date set of any ordinary or extraordinary general meeting. Shareholders holding a defined percentage of our share capital, which varies depending on the absolute amount of the share capital, may propose resolutions to be submitted for approval by the shareholders at the meeting.

Shareholder attendance and the exercise of voting rights at ordinary general meetings and extraordinary general meetings of our shareholders are subject to certain conditions. In order to exercise voting rights, our STATUTS requires that a shareholder must have its shares registered in its name in a shareholder account maintained by or on behalf of us from at least one business day prior to the meeting until the end of the day of the meeting. Certain procedures to effect such requirements will apply to a holder of ADSs desiring to exercise the voting rights relating to the shares corresponding to such ADSs. See "Description of American Depositary Shares--Voting Rights."

All shareholders who have properly registered their shares have the right to participate in general meetings, either in person, by proxy, or by mail, and to vote according to the number of shares they hold. Each share confers on the shareholder the right to one vote. Under French law, shares held by entities controlled directly or indirectly by us shall not be entitled to any voting rights. Proxies may be granted by a shareholder to his or her spouse, to another shareholder or to a legal representative, in the case of a corporation, or by sending a proxy in blank to us without nominating any representative. In the latter case, the chairman of the meeting of shareholders will vote the shares covered by such blank proxy in favor of all resolutions proposed by the board of directors and against all others.

The presence in person or by proxy of shareholders holding not less than 25% (in the case of an ordinary general meeting) or 33.3% (in the case of an extraordinary general meeting) of shares entitled to vote is necessary for a quorum. If a quorum is not present at any meeting, the meeting is adjourned. Upon recommencement of an adjourned meeting, there is no quorum requirement in the case of an ordinary general meeting and the presence in person or by proxy of shareholders holding not less than 25% of our shares entitled to vote is necessary for a quorum in the case of an extraordinary general meeting.

At an ordinary general meeting, a simple majority of the votes cast is required to pass a resolution. At an extraordinary general meeting, a two-thirds majority of the votes cast is required. However, a unanimous vote is required to increase liabilities of shareholders. Abstention by those present or represented by proxy is deemed a vote against a resolution submitted to a vote.

The rights of a holder of shares of a class of our capital stock, can be amended only after an extraordinary general meeting of all shareholders of such class has taken place and the proposal to amend such rights has been approved by a two-thirds majority vote of the outstanding shares of such class present in person or represented by proxy.

In addition to obtaining rights to certain information regarding our company, any shareholder may, during the two-week period preceding a shareholder's meeting, submit to our board of directors written questions relating to the agenda for the meeting. Our board of directors is required to respond to such questions during the meeting, except if it is contrary to the best interests of the company, such as responses requiring the disclosure of confidential information or trade secrets.

As set forth in our STATUTS, shareholders' meetings are held at our registered office or at any other location specified in the preliminary written notice.

DIVIDEND AND LIQUIDATION RIGHTS

Subject to the requirements of French law and our STATUTS, net income in each fiscal year (after deduction for depreciation and reserves), as increased or reduced, as the case may be, by any of our profit or loss carried forward from prior years, is available for distribution to our shareholders as dividends. Dividends may also be distributed from our reserves, subject to approval by our shareholders and certain limitations. If net income (as shown on an interim income statements certified by our statutory auditors) is sufficient, our board of directors has the authority, subject to French law and regulations, without the approval of shareholders, to distribute cash interim dividends. Dividends paid in newly issued shares require shareholder approval.

We are required to establish and maintain a legal reserve by making a minimum provision of 5% of our net income in each year as may be necessary to maintain such reserve at a level equal to 10% of the aggregate nominal value of our share capital, as increased or reduced from time to time. The legal reserve is distributable only upon our liquidation. Our STATUTS also provide that our distributable profits (after reduction of any amounts required to be allocated to the legal reserve) can be allocated to one or more special purpose reserves or distributed as dividends, as may be determined by the general meeting of shareholders.

The payment of dividends is fixed by the ordinary general meeting of shareholders at which the annual accounts are approved and following recommendation of our board of directors. Dividends are distributable to shareholders PRO RATA according to their respective holdings of shares. Dividends are payable to holders of shares issued on the date of the shareholder meeting approving the distribution of dividends or, in the case of interim dividends, on the date of the meeting of our board of directors approving the distribution of interim dividends. The actual dividend payment date is determined by our shareholders at the ordinary general meeting approving the declaration of the dividends or by our board of directors in the absence of such determination by our shareholders. The payment of the dividends must occur within nine months of the end of our fiscal year. Dividends not claimed within five years of the date of payment revert to the French State. Our STATUTS authorize our shareholders, in an ordinary general meeting, to authorize the grant to each shareholder of an option to receive all or part of any annual or interim dividends in either cash or shares.

We have not paid any cash dividends on our shares since our incorporation. We currently anticipate that we will retain all future earnings for use in our business and do not anticipate paying any dividends in the foreseeable future. In the event that we are liquidated, our assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations will be distributed first to repay in full the capital of the shares, then the surplus, if any, will be distributed PRO RATA among the holders of shares in proportion to the nominal value of their shareholdings and subject to any special rights granted to holders of priority shares, if any.

REPURCHASE OF SHARES

Pursuant to French law, we may not make open market repurchases of our shares or otherwise acquire shares except (a) to reduce our share capital by subsequent cancellation of such shares under certain circumstances with approval of our shareholders at an extraordinary general meeting, and (b) to obtain shares for distribution to our employees under an approved profit-sharing or stock option plan. The number of shares repurchased under (b) may not, in either case, result in us holding more than 10% of the then outstanding shares. Shares held by us are deemed to be outstanding under French law but are not entitled to any dividends, voting rights or preemptive rights. French law imposes certain other restrictions on our ability to purchase our own shares in addition to the general principles disclosed pursuant to this paragraph. We currently do not own any of our shares.

FORM AND HOLDING OF SHARES

FORM OF SHARES. Our STATUTS provides that shares may be held only in registered form.

HOLDING OF SHARES. Shares are registered in the name of the respective owners thereof in individual accounts maintained by or on behalf of us. Each account shows the name of the shareholder and the number of shares it holds. We will issue or cause to be issued ATTESTATIONS D'INSCRIPTION EN COMPTE or confirmations as to holdings of shares registered in the account to the persons in whose names such shares are registered. These confirmations do not constitute documents of title.

DISCLOSURE OF 5% OWNERSHIP. Pursuant to our by-laws, a holder who acquires or disposes of our shares must notify us in accordance with the Easdaq Market Authority within five business days of the date of such transaction where its completion would make the holder's shares exceed or fall below a five percent threshold of our outstanding voting financial instruments.

LISTING

Our shares are listed on Easdaq. Application has been made to list the ADSs on Nasdaq.

TRANSFER AGENT AND REGISTRAR

The Bank of New York will act as transfer agent and registrar for our ordinary shares offered hereby.

EXCHANGE CONTROLS

FOREIGN INVESTMENT REGULATIONS

Pursuant to a French law dated February 14, 1996, prior authorization is no longer required for the acquisition of a controlling interest in a French corporation by any person, whether or not such person is a resident of the European Union, except where such corporation is engaged in defense related activities. ADV Technologies, one of our subsidiaries, has provided various engineering and other services to the French Ministry of Defense in the past, but no longer has any significant business relationship with the French Ministry of Defense.

Under French law, there is no limitation on the right of non-resident or foreign shareholders to vote the securities of a French company.

EXCHANGE CONTROL

The payment of all dividends to foreign shareholders must be effected through an authorized intermediary bank. All registered banks and financial institutions in France are authorized intermediaries.

CONVERTIBLE BONDS

In July and October 1997, we issued $6.03 and $2.0 million, respectively, aggregate principal amount of convertible bonds. These bonds bear interest at a rate of 7.75% payable on a bi-annual basis. These bonds mature on June 19, 2002. Since June 1999 the bonds have been redeemable at par value, subject to the closing price of our shares on the Nasdaq National Market (assuming we are listed on Nasdaq National Market) having been greater than twice the conversion price ($4.60) for a period of at least 25 consecutive trading days. As of December 31, 1999, 350 bonds convertible into 760,550 shares were outstanding.

In October 1999, we issued 6.0 million aggregate principal amount of non-interest bearing convertible bonds. The bonds are to be redeemed at 112% of their principal amount on October 15, 2001. We are entitled to redeem these bonds at redemption prices ranging from 103% to 112% of their principal amount depending on the date we select for redemption, which can be any time prior to their stated maturity date. After April 15, 2000, at the option of the holder, each bond can be converted into 25 of our shares. Additionally, in the event of a public offering of shares or any capital increase of the company of at least $12 million, we are required to redeem the bonds, provided that any holder notified of such redemption may elect to convert such bonds into shares. In addition, 100 warrants were issued with each convertible bond, each warrant entitling the holder to one of our shares at an exercise price of $5.00. The warrants are exercisable on or after April 15, 2000 and expire on April 15, 2002. The bonds and warrants are separately tradeable.

PRIVATE PLACEMENTS

Schlumberger Systemes, Business Brain Showa-Inc., Sun Microsystems, Inc. and SCM Microsystems, Inc. have subscribed to 174,825, 116,550, 582,750 and 116,550, respectively, of our ordinary shares at a subscription price of $17.16 per share. The subscription price was determined at a board of directors meeting held on December 16, 1999 and is based on the average closing price of our share between November 25 and December 8, 1999. The sale of these shares was approved by our stockholders on February 9, 2000 and closed on February 16, 2000. We received net proceeds after commissions of approximately $16.5 million.

                   DESCRIPTION OF AMERICAN DEPOSITARY SHARES

AMERICAN DEPOSITARY SHARES


The Bank of New York will issue the ADSs. Each ADS will represent an ownership interest in one ordinary share. We will deposit the shares (or the right to receive shares) at the Paris, France office of Banque Nationale de Paris, our custodian (the "Custodian"). Each ADS will also represent securities, cash or other property deposited with The Bank of New York but not distributed to ADS holders. The Bank of New York's office is located at 101 Barclay Street, New York, NY 10286.


You may hold ADSs either directly or indirectly through your broker or other financial institution. This description assumes you hold your ADSs directly and are, therefore, considered an "ADS holder." If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Because The Bank of New York will actually be the legal owner of the shares, you must rely on it to exercise the rights of a shareholder. The agreement and the ADSs are generally governed by New York law.

Although all material elements of the deposit agreement are summarized in this prospectus, you should read the entire agreement and the information contained in the American Depositary Receipts representing the ADSs. Directions on how to obtain copies of these are provided in the section entitled "Where You Can Find Information."

SHARE DIVIDENDS AND OTHER DISTRIBUTIONS

The Bank of New York has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities after deducting its fees and expenses, if applicable. You will receive these distributions in proportion to the number of shares your ADSs represent.

CASH. The Bank of New York will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars in the United States. If that is not possible or if any approval from the French government is needed and cannot be obtained, the agreement allows The Bank of New York to distribute French francs only to those ADSs holders to whom it is possible to do so. It will hold the French francs it cannot convert for the account of the ADS holders who have not been paid. It will not invest the French francs and it will not be liable for the interest.

Before making a distribution, any withholding taxes that must be paid under French law will be deducted. See "Taxation--U.S. Taxation--Dividends." The Bank of New York will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. IF THE EXCHANGE RATES FLUCTUATE DURING A TIME WHEN THE BANK OF NEW YORK CANNOT CONVERT THE FRENCH CURRENCY, YOU MAY LOSE SOME OR ALL OF THE VALUE OF THE DISTRIBUTION.

SHARES. The Bank of New York may distribute new ADSs representing any shares we may distribute as a dividend or free distribution if we furnish it promptly with satisfactory evidence that it is legal to do so. The Bank of New York will only distribute whole ADSs. It will sell shares which would require it to use a fractional ADS and distribute the net proceeds in the same way as it does with cash. If The Bank of New York does not distribute additional ADSs, each ADS will also represent the new shares.

RIGHTS TO RECEIVE ADDITIONAL SHARES. If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, The Bank of New York may make these rights available to you. We must first instruct The Bank of New York to do so and furnish it with satisfactory evidence that it is legal to do so. If we do not furnish this evidence and/or give these instructions, and The Bank of New York decides it is practical to sell the rights, The Bank of New York will sell the rights and distribute the proceeds, in the same manner it deals with cash. The Bank of New York may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If The Bank of New York makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The Bank of New York will then deposit the shares and issue ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict the sale, deposit, cancellation and transfer of ADSs issued after the exercise of rights. For example, you may not be able to trade the ADSs freely in the United States. In this case, The Bank of New York may issue the ADSs under a separate restricted deposit agreement which will contain the same provisions as the agreement, except for the changes needed to put the restrictions in place.

OTHER DISTRIBUTIONS. The Bank of New York will send to you anything else we distribute on deposited securities by any means it thinks are legal, fair and practical. If it cannot legally make the distribution The Bank of New York has a choice. It may decide to sell what we distribute and distribute the net proceeds in the same manner as it deals with cash or it may decide to hold what we distributed, in which case the ADSs will also represent the newly distributed property.

The Bank of New York is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs shares, rights or other securities under the Securities Act. We also have no obligation to take any action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distribution we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

DEPOSIT, WITHDRAWAL AND CANCELLATION

The Bank of New York will issue ADSs to you or your broker upon the deposit of shares or evidence of rights to receive shares with the Custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will register the appropriate number of ADSs in the names you requested and will deliver the ADSs at its office to the persons you request.


You may turn in your ADSs at The Bank of New York's office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will deliver (1) the underlying shares to an account designated by you and (2) any other deposited securities underlying the ADS at the office of the Custodian. Alternatively, at your request, risk and expense, The Bank of New York will deliver the deposited securities at its office.


VOTING RIGHTS

You may instruct The Bank of New York to vote the shares underlying your ADSs but only if we ask The Bank of New York to ask for your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares from the ADS program and place them in a "blocked" account established by The Bank of New York for that very purpose. However, you may not know about a shareholders' meeting sufficiently in advance to withdraw your shares in order to vote them.

If we ask for your instructions, The Bank of New York will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you, on a certain date, may instruct The Bank of New York to vote the shares or other deposited securities underlying your ADSs as you direct. For instructions to be valid, The Bank of New York must receive them on or before the date specified. The Bank of New York will try, as far as practical, subject to French law, the provisions of our STATUTS and the deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct in the voting instruction card that you return to them. The Bank of New York will only vote or attempt to vote in accordance with your instructions.

Under French company law, shareholders holding a defined percentage of our share capital can propose new resolutions or modifications to resolutions previously presented to our board of directors. In such a case your instructions to vote on the prior resolution would be counted as a vote against the revised resolution. In addition, we and The Bank of New York may agree to modify or amend the above voting procedures or adopt additional voting procedures from time to time as they determine may be necessary or appropriate to comply with French or United States law or our STATUTS. There can be no assurance that such modifications, amendments or additional voting procedures will not limit the practical ability of ADS holders to give voting instructions in respect of our shares represented by ADSs or will not include restrictions on the ability of ADS holders to sell ADSs during a specified period of time prior to a shareholders' meeting.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct The Bank of New York how to vote your shares. The Bank of New York and its agents are not responsible in respect of whether or not you are entitled to vote or the proper entry of information in our share registry. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you wish.

FEES AND EXPENSES


ADS HOLDERS MUST PAY:                              FOR:
--------------------------------------------       --------------------------------------------
$5.00 (or less) per 100 ADSs                       Each issuance of an ADS, including as a
                                                   result of a distribution of shares or rights
                                                   or other property. Each cancellation of an
                                                   ADS, including if the agreement terminates
-----------------------------------------------------------------------------------------------
$2.00 (or less) per 100 ADSs                       Any cash distribution
-----------------------------------------------------------------------------------------------
Registration or Transfer Fees                      Transfer and registration of shares on the
                                                   share register of the Foreign Registrar from
                                                   your name to The Bank of New York or its
                                                   agent when you deposit or withdraw shares
-----------------------------------------------------------------------------------------------
Expense of The Bank of New York                    Conversion of French francs to U.S. dollars
                                                   Cable, telex and facsimile transmission
                                                   expenses
-----------------------------------------------------------------------------------------------
Taxes and other governmental charges The           As necessary
Bank of New York the Custodian are required
to pay on any ADS or share underlying an
ADS, for example, stock transfer taxes,
stamp duty or withholding taxes


PAYMENT OF TAXES

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities underlying your ADSs. The Bank of New York may refuse to transfer your ADSs or allow you to withdraw the deposited securities underlying your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities underlying your ADSs to pay any taxes owed and you will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

RECLASSIFICATIONS, RECAPITALIZATIONS AND MERGERS


IF WE:                                             THEN:
--------------------------------------------       --------------------------------------------
Change the nominal or par value of our             The cash, shares or other securities
shares; reclassify, split up or consolidate        received by The Bank of New York will become
any of the deposited securities                    deposited securities
-----------------------------------------------------------------------------------------------
Distribute securities on the shares that are       Each ADS will automatically represent its
not distributed to you                             equal share of the new deposited securities
-----------------------------------------------------------------------------------------------
Recapitalize, reorganize, merge, liquidate,        The Bank of New York may, and will if we
sell all of substantially all of our assets,       request, distribute some or all the cash,
or take any similar action                         shares or other securities it received. It
                                                   may also issue new ADSs or ask you to
                                                   surrender your outstanding ADSs in exchange
                                                   for new ADSs, identifying the new deposited
                                                   securities


AMENDMENT AND TERMINATION

We may agree with The Bank of New York to amend the agreement and the ADSs without your consent for any reason. If the amendment adds or increases fees or charges, except for taxes and other governmental charges or certain expenses of The Bank of New York, or prejudices an important right of ADS holders, it will only become effective 30 days after The Bank of New York notifies you of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADS, to agree to the amendment and to be bound by the ADSs and the agreement as amended.

The Bank of New York will terminate the agreement if we ask it to do so. The Bank of New York may also terminate the agreement if The Bank of New York has told us that it would like to resign and we have not appointed a new depository bank within 90 days. In both cases, The Bank of New York must notify you at least 90 days before termination.


After termination, The Bank of New York and its agents will be required only to advise you that the agreement is terminated, and collect distributions on the deposited securities and deliver shares and other deposited securities upon cancellation of ADSs. One year after termination, The Bank of New York will, if practical, sell any remaining deposited securities by public or private sale. After that, The Bank of New York will hold the proceeds of the sale, as well as any other cash it is holding under agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and will have no liability for interest. The Bank of New York's only obligations will be to account for the proceeds of the sale and other cash. After termination our only obligations will be with respect to indemnification and to pay certain amounts to The Bank of New York.


LIMITATIONS ON OBLIGATIONS AND LIABILITY TO ADS HOLDERS

The agreement expressly limits our company's and The Bank of New York's obligations and liabilities. Our company and The Bank of New York:

    - are only obligated to take the actions specifically set forth in the agreement without negligence or bad faith;

    - are not liable if either is prevented or delayed by law or circumstances beyond their control from performing our obligations under the agreement;

    - are not liable if either exercises discretion permitted under the agreement;

    - have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the agreement on your behalf or on behalf of any other party; and

    - may rely upon any documents they believe in good faith to be genuine and to have been signed or presented by the proper party.

In the agreement, our company and The Bank of New York agree to indemnify each other under certain circumstances.

REQUIREMENTS FOR DEPOSITARY ACTIONS

Before The Bank of New York will issue or register transfer of an ADS, make a distribution to an ADS, or a withdrawal of shares, The Bank of New York may require:

    - payment of stock transfer of other taxes or governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

    - production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

    - compliance with regulations it may establish, from time to time, consistent with the agreement, including presentation of transfer documents.

The Bank of New York may refuse to deliver, transfer, or register transfers of ADSs generally when the books of The Bank of New York or our company are closed, or at any time if The Bank of New York or our company thinks it advisable to do so.

You have the right to cancel your ADSs and withdraw the underlying shares at any time except:

    - when temporary delays arise because (1) we or The Bank of New York closed its transfer books; (2) the transfer of shares is blocked to permit voting at the shareholders' meeting; or (3) we are paying a dividend on the shares;


    - when you or other ADS holders seeking to withdraw shares owe money to pay fees, taxes and similar charges; or


    - when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or the withdrawal of shares or other deposited securities.

The right of withdrawal may not be limited by any other provision of the agreement.

PRE-RELEASE OF ADSS


In certain circumstances, subject to the provisions of the agreement, The Bank of New York may issue ADSs before deposit of the underlying shares. This called a pre-release of the ADSs. The Bank of New York may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release) transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to The Bank of New York. The Bank of New York may receive ADSs instead of shares to close out a pre-release. The Bank of New York may pre-release ADSs only under the following conditions:
(1) before or at the time of the pre-release, the person to whom the pre-release is being made must represent to The Bank of New York in writing that it or its customer owns the shares or ADSs to be deposited; (2) the pre-release must be fully collateralized with cash or other collateral that The Bank of New York considers appropriate; and (3) The Bank of New York must be able to close out the pre-release on not more than five business days' notice. In addition, The Bank of New York will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although, The Bank of New York may disregard the limit from time to time, if it thinks it is appropriate to do so.

                        SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 37,380,701 (37,473,701 ordinary shares if the underwriter's over-allotment option is exercised in full) ordinary shares issued and outstanding (which gives effect to the 990,675 shares, issued in our private placements which closed on February 16, 2000 and the issuance of 300,000 shares upon the conversion of our 1999 bonds). Of these shares, 32,963,516 (33,056,516 if the underwriter's over-allotment option is exercised in full) shares will be freely tradable in the public market, including the 300,000 shares to be issued upon conversion of our October 1999 bonds, without restrictions or further registration under the Securities Act, unless the shares are held by "affiliates," as that term is defined in Rule 144(a) under the Securities Act. Shares held by affiliates will be subject to the resale limitations of Rule 144. The remaining 4,417,185 shares outstanding will be "restricted securities" under the Securities Act and may not be sold in the absence of registration under the Securities Act or an exemption therefrom, including pursuant to Rule 144 or an offshore transaction pursuant to Regulation
S. In addition, at December 31, 1999, (i) 3,491,420 shares were reserved for issuance upon exercise of outstanding stock options pursuant to our equity incentive plan at prices ranging from $1.67 to $19.75 per share, (ii) 1,495,894 shares were reserved for issuance upon exercise of outstanding warrants at exercise prices ranging from $3.80 to $8.93 per share, (iii) 760,550 shares were reserved for issuance upon conversion of our convertible notes at a price of $4.60 per share, (iv) 761,437 shares were reserved for issuance upon exercise of share purchase rights at prices ranging from $1.25 to $3.91 per share and
(v) 142,790 shares reserved for future issuance under our various stock option plans.

Our company, together with our directors, officers and certain shareholders have entered into lock-up agreements in connection with this offering generally providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our ADSs or shares or any securities exercisable for or convertible into our ADSs or shares owned by them for a period of 150 days after the date of this prospectus without the prior written consent of J.P. Morgan Securities Inc. Notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, shares subject to lock-up agreements will not become eligible for resale until these agreements expire or are waived by J.P. Morgan Securities Inc. Taking into account the lock-up agreements, and assuming J.P. Morgan Securities Inc. does not release shareholders from these agreements, the following shares will be eligible for sale in the public market at the following times:

    - beginning on the effective date of this prospectus, 29,234,728 shares, including those sold in the offering, will be immediately available for sale in the public market;

    - beginning 90 days after the effective date, approximately 22,973 shares will be eligible for sale under Rule 701; and


    - beginning 150 days after the effective date, approximately 3,034,807 shares will be eligible for sale under Rule 144 at various times.


In general, under Rule 144 as currently in effect, after the expiration of the lock-up agreements, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period of a number of shares that does not exceed the greater of:

    - 1% of the number of shares then outstanding, which will equal approximately 373,800 shares immediately after the offering; or

    - the average weekly trading volume of the shares during the four calendar weeks preceding the sale.

Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice, and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701, as currently in effect, permits our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract to resell these shares in reliance upon Rule 144 but without compliance with specific restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144.

                                    TAXATION

TAXATION OF U.S. HOLDERS


The following discussion is a general summary of the material U.S. federal income and French tax consequences of the purchase, ownership and disposition of ADSs that may be applicable to a purchaser of ADSs that is a U.S. holder (which consequences generally will be similar to those of the purchase, ownership and disposition of shares by a U.S. holder). For this purpose, you are a "U.S. holder" if you are a beneficial owner of ADSs that:



 (a) owns, directly, indirectly or constructively, less than 10% of both our voting stock and share capital;



 (b) is, for U.S. federal income tax purposes, either: (i) a citizen or individual resident of the United States; (ii) a corporation or partnership created or organized in or under the laws of the United States (or of any political subdivision thereof); or (iii) a trust or estate, the income of which is subject to U.S. federal income taxation regardless of its source;


 (c) is entitled to benefits under the Convention between the United States of America and the French Republic for Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994 (the "Treaty"); and


 (d) holds such ADSs as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the "Code").


The discussion set forth below is included for general information only and does not represent tax advice. This discussion does not address all aspects of taxation that may be relevant to U.S. holders in light of their particular circumstances or to certain U.S. holders that are subject to special provisions of U.S. tax law, including, but not limited to, some United States expatriates, insurance companies, tax-exempt organizations, financial institutions, persons subject to alternative minimum tax, traders or dealers in securities or currencies, persons holding ADSs as a position in a "straddle," or as part of a hedging, conversion or other integrated transaction, and U.S. persons whose functional currency is not the U.S. dollar. You should consult your own tax advisor with respect to the tax consequences to you of the purchase, ownership and disposition of ADSs, including the tax consequences under state, local and other tax laws and the possible effects of changes in United States federal and other tax laws.

This discussion is based on the Code, existing and proposed Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, the Treaty, French tax law, and on the practice of the French tax authorities, including tax regulations issued by the French tax authorities on June 7, 1994 and March 1, 1996 (the "Regulations"), all as of the date hereof and all of which are subject to change, possibly with retroactive effect, and differing interpretations.


We believe, and the following discussion assumes, that we are not currently a passive foreign investment company ("PFIC") and that, based on the likely composition of our income and assets, we will not constitute a PFIC in the foreseeable future. However, because we have substantial passive assets in the form of cash, and because the value of our goodwill and other assets may fluctuate significantly, we can provide no assurance regarding our PFIC status for 2000 and subsequent years. If we are, for any taxable year, a PFIC for U.S. federal income tax purposes, the U.S. federal income tax consequences to a U.S. holder that owns ADSs at any time during such taxable year may differ from those described below. You should consult your own tax advisor regarding the potential application of the PFIC rules to our company and with respect to the U.S. tax consequences to you if we were a PFIC at anytime.



For purposes of the Treaty and U.S. federal income tax, U.S. holders of ADSs (other than potentially a holder of pre release ADSs) will be treated as the owner of the Shares represented by such ADSs. This conclusion is based on the assumption that the deposit agreement is the only arrangement that governs the U.S. holders' rights with respect to the ADSs, that the terms of the deposit agreement will not be modified and that each obligation provided for in, or otherwise contemplated by, the deposit agreement will be performed in accordance with its terms.



A U.S. holder that is a partnership for U.S. federal income tax purposes (other than a publicly traded partnership) generally will not be subject to U.S. Federal income tax on income derived from holding the ADSs. If a partner in a partnership holding ADSs would otherwise qualify as a U.S. holder, if such partner held the ADSs directly, the partner generally will be subject to U.S. federal income tax on such partner's distributive share of the income of the partnership derived from holding the ADSs in the same manner as a U.S. Holder.


TAXATION OF DIVIDENDS

WITHHOLDING/AVOIR FISCAL. In France, dividends are paid out of after-tax income and French residents are entitled to a tax credit, known as the AVOIR FISCAL. The AVOIR FISCAL generally is equal to 50% of the dividend paid, unless it is not used by an individual, in which case it is generally equal to 40% of the dividend paid.


In addition, in case the dividends are subject to the PRECOMPTE, shareholders entitled to the AVOIR FISCAL at the rate of 40% are generally entitled to an additional amount of AVOIR FISCAL equal to 20% of any such PRECOMPTE actually paid to each by the Company (see "--precompte").


Under French domestic law, dividends paid to you normally would be subject to a 25% French withholding tax and you would not be eligible for the benefit of the AVOIR FISCAL.

Under the Treaty, the rate of French withholding tax on dividends paid to you on your ADSs is reduced to 15% if your ownership of the ADSs is not effectively connected with a permanent establishment or a fixed base you have in France. If you are an eligible U.S. holder (as defined below), dividends paid to you on your ADSs will be immediately subject to the reduced rate of 15%, provided that you establish before the date of payment of the dividend that you are a resident of the United States under the Treaty in accordance with the procedures described below. If you are an eligible U.S. holder, you will also be entitled to a payment by the French tax authorities equal to the AVOIR FISCAL, less a 15% withholding tax. As noted below, such payment will not be made to you until after the close of the calendar year in which the dividend was paid and only upon receipt by the French tax authorities of a claim made by you for such payment in accordance with the procedures set forth below.

You are an eligible U.S. holder if you are a U.S. holder of ADSs:

 (a) who owns all the rights attached to full ownership of such ADSs, including but not limited to dividend rights;


 (b) who is: (i) an individual U.S. holder; (ii) a United States corporation that owns, directly or indirectly, less than 10% of the capital of the company (provided that, in the case of a corporation that is a regulated investment company, less than 20% of its shares are beneficially owned by persons who are neither citizens nor residents of the United States); or
     (iii) a partnership or trust that is treated as a resident of the United States pursuant to the provisions of the Treaty, but only to the extent that its partners, beneficiaries or grantors would qualify under clause
     (i) or (ii) above; and


 (c) whose ownership of ADSs is not effectively connected with a permanent establishment or a fixed base in France.

In general, under the Treaty, an eligible U.S. holder may receive a payment of the AVOIR FISCAL only if such holder (or its partners, beneficiaries or grantors, if the holder is a partnership or trust) attests that it is subject to U.S. federal income tax on the payment of the AVOIR FISCAL and the related dividend. Certain entities are not entitled to the full AVOIR-FISCAL. Tax-exempt "U.S. pension funds" (as defined below) and certain other tax-exempt entities (including certain governmental institutions, not-for-profit organizations and, with respect to ADSs owned through an investment retirement account ("IRA"), individuals) ("other tax-exempt entities") that own, directly or indirectly, less than 10% of the capital of the Company, and that satisfy certain filing formalities specified in the Regulations:

 (a) are entitled to a payment, subject to French withholding tax, equal to 30/85 of the gross AVOIR FISCAL (the "partial AVOIR FISCAL"); and

 (b) are eligible for the reduced withholding tax rate of 15% on dividends.

A "U.S. pension fund" includes exempt pension funds established and managed in order to pay retirement benefits subject to the provisions of Section
401(a) (qualified retirement plans), Section 403(b) (tax deferred annuity contracts) or Section 457 (deferred compensation plans) of the Code.

If you are an eligible U.S. holder, you can establish entitlement to a reduced withholding tax rate of 15% at the time a dividend on the ADSs is paid if:

 (a) you duly complete and provide the French tax authorities with Treasury Form RF 1 A EU-NO. 5052 (the "Form") before the date of payment of the relevant dividend together with, if you are not an individual, an affidavit attesting that you are the beneficial owner of all the rights attached to the full ownership of the ADSs, including but not limited to dividend rights; or

 (b) if completion of the Form is not possible prior to the payment of dividends, you duly complete and provide the French tax authorities with a simplified certificate (the "Certificate") stating that: (a) you are a U.S. resident as defined pursuant to the provisions of the Treaty; (b) your ownership of the ADSs is not effectively connected with a permanent establishment or fixed base in France; (c) you own all the rights attached to the full ownership of the ADSs, including but not limited to dividend rights; (d) you meet all the requirements of the Treaty for obtaining the benefit of the reduced rate of withholding tax and the right to payment of the French AVOIR FISCAL; and (e) you claim the reduced rate of withholding tax and the payment of the AVOIR FISCAL under the Treaty.


The Form or the Certificate, together with their respective instructions, will be provided upon request by the Depositary with respect to ADSs registered with the Depositary and are also available from the United States Internal Revenue Service (the "IRS"). The Depositary will arrange for the filing with the French tax authorities of all Forms or Certificates completed by U.S. holders of ADSs provided they are returned to the Depositary within the time period specified by the Depositary in its distribution to registered U.S. holders of ADSs. For U.S. holders of Shares, the Form and its instructions are available from the IRS or the CENTRE DES IMPOTS DES NON RESIDENTS (9, rue d'Uzes, 75094 Paris Cedex 2).


If you are not entitled to the AVOIR FISCAL (i.e., you are not an eligible U.S. holder) or if you have not filed a completed Form or Certificate before the dividend payment date, dividends paid to you on your ADSs will be subject to French withholding tax at a rate of 25%. In such event, you may claim a refund of the excess withholding tax and the AVOIR FISCAL by completing and providing the French tax authorities with the Form before December 31st of the calendar year following the year during which the dividend is paid. U.S. pension funds and other tax-exempt entities entitled to a partial AVOIR FISCAL are subject to the same general filing requirements as eligible U.S. holders except that they may have to supply additional documentation evidencing their entitlement to these benefits.

Eligible U.S. holders, U.S. pension funds and other tax-exempt entities entitled to a partial AVOIR FISCAL must file the Form or Certificate and, where applicable, the affidavit in order to receive payment of the AVOIR FISCAL or partial AVOIR FISCAL (whichever is applicable). The avoir fiscal or partial AVOIR FISCAL is generally expected to be paid to eligible U.S. holders, U.S. pension funds and other tax-exempt entities within 12 months of filing the relevant form, but not before January 15th following the end of the calendar year in which the related dividend is paid. Similarly, any French withholding tax refund is generally expected to be paid within 12 months of filing the relevant form, but not before January 15th following the end of the calendar year in which the related dividend is paid.


For U.S. federal income tax purposes, the gross amount of any dividend and the amount of the AVOIR FISCAL paid to you on your ADSs, including any French withholding tax thereon and any applicable fees and expenses of the Depository, will be included in gross income as foreign source dividend income in the year each such payment is received (which, if you hold ADSs, will be the year of receipt by the Depositary) to the extent paid or deemed paid out of our current or accumulated earnings and profits as calculated for U.S. federal income tax purposes. No dividends received deduction will be allowed with respect to dividends paid by us.


The amount of any dividend paid in euros or francs, including the amount of any French taxes withheld therefrom, will be equal to the U.S. dollar value of the euros or francs on the date such dividend is distributed by us regardless of whether the payment is in fact converted into U.S. dollars. You generally will be required to recognize foreign currency gain or loss, which will generally be United States source ordinary income or loss, upon the sale or disposition of euros or francs. Moreover, you may also be required to recognize such foreign currency gain or loss, which will generally be United States source ordinary income or loss, as a result of the receipt of a refund of amounts, if any, withheld from a dividend in excess of the Treaty rate of 15%.


To the extent that the amount of any distribution on the ADSs (including the amount of any AVOIR FISCAL received which is treated as a distribution in the year of receipt) exceeds a U.S. holder's pro rata portion of our current and accumulated earnings and profits for a taxable year as calculated for U.S. federal income tax purposes, the distribution will first be treated as a tax-free return of capital, causing a reduction in the U.S. holder's adjusted basis in the ADSs (but not below zero), and the balance in excess of adjusted basis will be treated as capital gain recognized on a sale or exchange.



French withholding tax imposed at the Treaty rate of 15% on dividends paid on the ADSs and on any related payment of the AVOIR FISCAL will be treated as payment of a foreign income tax and, subject to certain conditions and limitations, may be taken as a credit for U.S. federal income tax purposes. Under the Code, the limitation on foreign taxes eligible for credit is not calculated with respect to all worldwide income, but instead is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us and the related AVOIR FISCAL payments generally will constitute "passive income" or, in the case of certain U.S. holders, "financial services income." Alternatively, provided that you do not elect to claim a foreign tax credit in respect of any foreign taxes paid by you in a particular taxable year, you may claim the foreign taxes paid by you in the year as an itemized deduction. Unlike a tax credit, a deduction does not reduce U.S. federal income tax on a dollar-for-dollar basis. A deduction, however, is not subject to the limitations generally applicable to foreign tax credits.


PRECOMPTE. Amounts distributed as dividends by French companies out of profits which have not been taxed at the ordinary corporate income tax rate or which have been earned and taxed more than five years before the distribution and which give rise to the AVOIR FISCAL are subject to a PRECOMPTE, or prepayment, by such companies. The PRECOMPTE is paid by the distributing company to the French tax authorities and is generally equal to one-half of the nominal dividend distributed.

If you are not entitled to the AVOIR FISCAL, or you are a U.S. pension fund or other tax exempt entity entitled to a partial AVOIR FISCAL, you generally may obtain a refund from the French tax authorities of any PRECOMPTE that we pay with respect to the dividends distributed on your ADSs. Pursuant to the Treaty, the amount of the PRECOMPTE refunded to United States residents is reduced by the 15% withholding tax applicable to dividends and by the partial AVOIR FISCAL paid to the U.S. pension funds and certain other tax-exempt entities. You are only entitled to a refund of PRECOMPTE actually paid in cash and you are not entitled to a refund of the PRECOMPTE that we pay by off-setting French and/or foreign tax credits.

If you are entitled to a refund of the PRECOMPTE, you must apply for such refund by filing a French Treasury form RF 1 B EU-NO. 5053 before the end of the calendar year following the year in which the dividend was paid. The form and its instructions are available from the IRS or at the CENTRE DES IMPOTS DES NON RESIDENTS (9, rue d'Uzes, 75094 Paris Cedex 2).


For U.S. federal income tax purposes, the gross amount of the PRECOMPTE, if any, paid to you (including any French withholding tax thereon) will be included in gross income as dividend income in the year such payment is received. Such amounts generally will constitute foreign source "passive" or, in the case of certain holders, "financial services" income for foreign tax credit purposes. The amount of any PRECOMPTE paid in euros or francs, including the amount of any French taxes withheld therefrom, will be equal to the U.S. dollar value of the euros or francs on the date such PRECOMPTE is included in income (which, if you hold ADSs, will be the date of receipt by the Depositary), regardless of whether the payment is in fact converted into U.S. dollars. You will generally be required to recognize United States source ordinary income or loss upon the sale or disposition of euros or francs.


TAXATION OF CAPITAL GAINS


You generally will not be subject to French tax on any capital gain from the sale or exchange of ADSs unless those ADSs form part of the business property of a permanent establishment or fixed base that you have in France. Special rules apply to individuals who are residents of more than one country. The deposit or withdrawal of Shares by you under the Deposit Agreement will not be a taxable event for U.S. federal income tax purposes. In general, for U.S. federal income tax purposes, you will recognize capital gain or loss on the sale, exchange or other disposition of ADSs equal to the difference between the amount realized upon the sale, exchange or other disposition and your tax basis in such ADSs. Such gain or loss generally will be United States source gain or loss. If you are an individual, capital gains may be subject to U.S. federal income tax at a preferential rate provided that your holding period for the ADSs sold or otherwise disposed of exceeds one year. The deduction of capital losses is subject to certain limitations.


FRENCH ESTATE AND GIFT TAXES

Pursuant to the Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978, you will not be subject to French inheritance or gift tax as a result of a transfer of ADSs by gift or by reason of your death unless (i) you are domiciled in France at the time of making the gift, or at the time of death, or (ii) the ADSs were used in, or held for use in, the conduct of a business through a permanent establishment or fixed base in France.

FRENCH WEALTH TAX

The French wealth tax (IMPOT DE SOLIDARITE SUR LA FORTUNE) generally will not apply to your ADSs if you are a resident of the United States pursuant to the Treaty.

UNITED STATES INFORMATION REPORTING AND BACKUP WITHHOLDING

Dividend payments with respect to ADSs and proceeds from the sale, exchange or redemption of ADSs may be subject to information reporting to the IRS and possible U.S. backup withholding tax at a 31% rate. Backup withholding will not apply to you, however, if you furnish a correct taxpayer identification number and make any other required certification or if you are a corporation or otherwise exempt from backup withholding. If you are required to establish your exempt status, you must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Finalized Treasury Regulations, which are applicable to payments made after December 31, 2000, have generally expanded the circumstances under which information reporting and backup withholding may apply.

Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information. You should consult your own tax advisor regarding the application of the information reporting and backup withholding rules.

                                  UNDERWRITING

ActivCard, the selling shareholders and the underwriters named below have entered into an underwriting agreement covering the ADSs to be offered in the U.S. and international portions of this offering. J.P. Morgan Securities Inc. is acting as book running lead manager for this offering. J.P. Morgan Securities Inc. and SG Cowen Securities Corporation are acting as joint lead managers for this offering. J.P. Morgan Securities Inc., SG Cowen Securities Corporation and SoundView Technology Group, Inc. are acting as representatives of the underwriters. Each underwriter has agreed to purchase from ActivCard the number of ADSs set forth opposite its name in the following tables.

                                                              --------------
UNDERWRITERS                                                  NUMBER OF ADSS
------------                                                  --------------
J.P. Morgan Securities Inc..................................
SG Cowen Securities Corporation.............................
SoundView Technology Group, Inc.............................
                                                                 ---------
  Total.....................................................     4,000,000
                                                                 =========

The underwriting agreement provides that if the underwriters take any of the ADSs set forth above, then they must take all of the ADSs. No underwriter is obligated to take any ADSs allocated to a defaulting underwriter except under limited circumstances.

The underwriters are offering the ADSs, subject to the prior sale of such ADSs, and when, as and if such ADSs are delivered to and accepted by them. The underwriters will initially offer to sell ADSs to the public at the initial public offering price set forth on the cover page of this prospectus. The underwriters may sell ADSs to securities dealers at a discount of up to $ per ADS from the initial public offering price. Any such securities dealers may resell ADSs to certain other brokers or dealers at a discount of up to $ per ADS from the initial public offering price. After the initial public offering, the underwriters may vary the public offering price and other selling terms.

Vertex and Messrs. Wikle, Kernan and Arthur collectively have granted to the underwriters an option to purchase up to an additional 600,000 shares in the form of ADSs, at the initial public offering price to the public, less the aggregate underwriting discount, solely to cover over-allotments. This option may be exercised at any time up to 30 days after the date of this prospectus. To the extent that the underwriters exercise such option, each of the underwriters will have a firm commitment, subject to certain conditions, to purchase a number of option shares proportionate to such underwriter's initial commitment.

The following table shows the per ADS and total underwriting discounts and commissions that Activcard and the selling shareholders will pay to the underwriters. These amounts are shown assuming both no purchase of and full purchase of all additional ADSs.

                                                              NO EXERCISE   FULL EXERCISE
                                                              -----------   -------------
  Per ADS...................................................

The underwriters may purchase and sell ADSs in the open market in connection with this offering. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or slowing a decline in the market price of the ADSs while the offering is in progress. The underwriters may also impose a penalty bid, which means that an underwriter must repay to the other underwriters a portion of the underwriting discount received by it. An underwriter may be subject to a penalty bid if the representative of the underwriters, while engaging in stabilizing or short covering transactions, repurchases ADSs sold by or for the account of that underwriter. These activities may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq or Easdaq, in the over-the-counter market or otherwise.

A prospectus in electronic format is being made available on an Internet web site maintained by Wit SoundView's affiliate, Wit Capital Corporation. In addition, other dealers purchasing shares from Wit SoundView in this offering have agreed to make a prospectus in electronic format available on web sites maintained by each of these dealers. Other than the prospectus in electronic format, the information on Wit Capital Corporation's web site is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by ActivCard or any underwriter in its capacity as underwriter and should not be relied upon by investors.

ActivCard estimates that its total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $2.0 million. The selling shareholders will pay their own expenses.


No action has been or will be taken in any jurisdiction, except in the United States, that would permit a public offering of the ADSs or the ordinary shares, or the possession, circulation or distribution of a prospectus or any other material relating to ActivCard, the ADSs or the ordinary shares, where action for that purpose is required.



Each underwriter has agreed that it has offered or sold the ADSs and the ordinary shares and, prior to the expiry of six months from the date of the offer of the ADSs and the ordinary shares, will not offer or sell any ADS or ordinary shares to any person in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing or investments as principal or agent, for the purposes of their businesses or otherwise in the circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995. Each underwriter has agreed that it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the ADSs and ordinary shares in, from, or otherwise involving the United Kingdom, and each has also agreed that it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the offering of the ADSs and ordinary shares to a person who is of a kind described in Article 11(3) of the Financial Service At 1986 (Investment Advertisements) (Exemptions) Order 1996, as amended, or is a person to whom the document may otherwise be lawfully issued or passed on.


We, our officers, all directors and executive officers who own ordinary shares and certain other stockholders, warrantholders and optionholders have agreed that for a period of 150 days following the date of this prospectus, without the prior consent of J.P. Morgan Securities, Inc. will not, directly or indirectly, offer, sell, assign, transfer, encumber, pledge, contract to sell, grant an option to purchase or otherwise dispose of, other than by operation of law, any ADSs or any other securities convertible into or exercisable or exchangeable for ADSs, including, without limitation, options, warrants and the like which are owned either of record or beneficially or which are acquired on or prior to the date of this prospectus or received upon the exercise of options or warrants. J.P. Morgan Securities, Inc. has advised us that it has no present intention of releasing any of the parties subject to such lockup agreements until the expiration of the 150-day period.

ActivCard and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933. ActivCard has agreed to reimburse the underwriters for some of their expenses.

We intend to list the ADSs on the Nasdaq National Market under the trading symbol "ACTI."


It is expected that delivery of the ADSs will be made to investors on or about
          , 2000. A portion of the offering may be issued in the the form of ordinary shares.


There has been no public market for the ADSs prior to this offering. In determining the initial offering price, ActivCard and the underwriters referred to the closing price of our ordinary shares on Easdaq on the trading day prior to the commencement of this offering.

None of ActivCard, the selling shareholders or the underwriters can assure investors that an active trading market will develop for the ADSs, or that the ADSs will trade in the public market at or above the initial offering price.

From time to time in the ordinary course of their business, some of the underwriters and their affiliates have engaged in, and may in the future engage in, commercial and investment banking transactions with ActivCard and its affiliates. SG Cowen Securities Corporation acted as private placement agent in connection with our private placement of 990,675 ordinary shares which closed on February 16, 2000 for which it received customary fees.

The underwriters do not intend to sell any ADSs to any accounts over which they exercise discretionary authority.

                                 LEGAL MATTERS

The validity of the ADSs offered hereby will be passed upon for ActivCard by Shearman & Sterling, New York, New York. The validity of the shares represented by the ADSs will be passed upon by Shearman & Sterling, Paris, France. Cahill Gordon & Reindel, New York, New York is acting as counsel for the underwriters in connection with selected legal matters relating to this offering.

                                    EXPERTS

The consolidated financial statements of ActivCard as of December 31, 1998 and 1999 and for the years ended December 31, 1997, 1998 and 1999 included in this prospectus have been audited by Ernst & Young Audit, Paris, France, independent auditors, as stated in its report appearing herein. The consolidated financial statements of ActivCard have been included in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.

                         WHERE YOU CAN FIND INFORMATION

We have filed with the Securities and Exchange Commission in Washington D.C. a registration statement on Form F-1 of which this prospectus is a part under the Securities Act with respect to the ADSs offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Statements made in this prospectus as to the contents of any contract, agreement or other document are summaries of the material terms of such contract, agreement or other document. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, reference is made to the exhibit. The registration statement (including the exhibits and schedules thereto) may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and will also be available for inspection and copying at the regional offices of the Securities and Exchange Commission located at Seven World Trade Center, 13th Floor, New York New York 10048 and at Citicorp Center, 500 West Madison Street (Suite 1400), Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Securities and Exchange Commission also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of this website is http://www.sec.gov.

We will furnish The Bank of New York, the Depositary for the ADSs, with annual reports in English, which will include a review of operations and annual audited consolidated financial statements audited by an independent accounting firm and prepared in accordance with U.S. GAAP. We will also furnish the Depositary with quarterly reports in English, which will include unaudited quarterly consolidated financial information prepared in accordance with U.S. GAAP. The Depositary has agreed with us that, upon receipt of such reports, it will promptly mail such reports to all registered holders of ADSs. We will also furnish to the Depositary summaries in English or an English version of all notices of shareholders' meetings and other reports and communications that are made generally available to shareholders. The Depositary will arrange for the mailing of such documents to all registered holders of ADSs. As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934, as amended, prescribing the furnishing and the content of proxy statements.

As a result of this offering, it is anticipated that we will become subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, applicable to foreign private issuers, and in accordance therewith will file reports, including annual reports on Form 20-F, and other information with the Commission. In addition, we have agreed to file with the Commission quarterly reports, which will include unaudited quarterly consolidated financial information, on Form 6-K for the first three quarters of each fiscal year and our annual report on Form 20-F within the time period prescribed under Section 13 of the Exchange Act for the filing by domestic issuers of quarterly reports on Form 10-Q and an annual report on Form 10-K, respectively. Such reports and other information may be obtained, upon written request, from The Bank of New York, as Depositary, at its Corporate Trust Office located at 101 Barclay Street, New York, NY 10286.


Price-sensitive information will be made available to investors in Europe through the Easdaq Regulatory Company Reporting System and international information vendors. You can request from us a copy of the latest version of our Articles of Association and our annual financial statements by contacting us at 24-28 Avenue du General de Gaulle, 92156 Suresnes Cedex, France, telephone number 33-1-42-04-8400 and telefax number 31-1-42-04-8484.

                                 ACTIVCARD S.A.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Independent Auditors' Report................................    F-2

Consolidated Balance Sheets at December 31, 1997, 1998 and
  1999......................................................    F-3

Consolidated Statements of Operations for the years ended
  December 31, 1997, 1998 and 1999..........................    F-4

Consolidated Statement of Changes in Shareholders' Equity
  (Deficit) for the years ended December 31, 1997, 1998 and
  1999......................................................    F-5

Consolidated Statements of Cash Flows for the years ended
  December 31, 1997, 1998 and 1999..........................    F-6

Notes to Consolidated Financial Statements..................    F-7

                          INDEPENDENT AUDITORS' REPORT

The Directors and Shareholders

ActivCard S.A.

We have audited the accompanying consolidated balance sheets of ActivCard S.A. and subsidiaries as of December 31, 1997, 1998 and 1999 and the related consolidated statements of operations, changes in shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1999. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 1997, 1998 and 1999, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

                                          ERNST & YOUNG Audit

                                          John Mackey

Paris, France

February 10, 2000

                                 ACTIVCARD S.A.

                          CONSOLIDATED BALANCE SHEETS

           (AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE DATA)

                                                              ------------------------------
                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                  1997       1998       1999
                                                              --------   --------   --------
                           ASSETS
Current assets:
  Cash and cash equivalents.................................    5,291      4,150      8,790
  Accounts receivable (less allowance for doubtful account
    of $134 in 1997, $89 in 1998 and $248 in 1999)..........    2,202      2,512      2,576
  Unbilled work-in-process..................................      457         18         27
  Research and development tax credit receivable--current
    portion.................................................      249         34         80
  Inventory.................................................      771      1,133      1,224
  Prepaid expenses..........................................      478        469        906
  Value-added tax recoverable...............................      804        699        496
  Advances to suppliers.....................................       42        206        237
  Other current assets......................................       62         81         62
                                                              -------    -------    -------
Total current assets........................................   10,356      9,302     14,398
                                                              -------    -------    -------
Property and equipment:
  Office and computer equipment.............................    1,051      1,458      1,728
  Furniture and fixtures....................................    1,055      1,036        806
                                                              -------    -------    -------
  Total property and equipment..............................    2,106      2,494      2,534
                                                              -------    -------    -------
  Less accumulated depreciation and amortization............   (1,109)    (1,457)    (1,646)
                                                              -------    -------    -------
Property and equipment-net..................................      997      1,037        888
                                                              -------    -------    -------
Other assets:
  Research and development tax credit receivable............      826      1,325        691
  Other long-term assets....................................      872        711        457
                                                              -------    -------    -------
Total assets................................................   13,051     12,375     16,434
                                                              =======    =======    =======
       LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Currents liabilities:
  Short-term debt and current portion of long-term debt.....    1,381      1,426      1,419
  Accounts payable..........................................    2,073      2,075      2,090
  Accrued payroll and related benefits......................    1,231      1,637      1,885
  Advances from customers...................................       70         78        211
  Value-added tax payable...................................      472        262        218
  Accrued expenses..........................................       36        424        130
                                                              -------    -------    -------
Total current liabilities...................................    5,263      5,902      5,953
                                                              -------    -------    -------
Long-term debt, less current portion........................    2,321      1,343        198
Convertible loan, less current portion......................    8,030      8,030      9,259
Other long-term liabilities.................................      428        105         32
Commitments and contingencies (see notes 1,5,9,10 and 11)
Shareholders' equity (deficit)
  Ordinary shares, FRF 6.25 nominal value 15,529,246,
    20,872,438 and 32,090,026 shares issued and outstanding
    at December 31, 1997, 1998 and 1999, respectively.......   18,969     24,576     36,339
  Additional paid-in capital................................   21,188     25,836     34,483
  Accumulated deficit.......................................  (41,430)   (51,728)   (67,640)
  Deferred stock compensation...............................     (420)      (272)      (124)
  Accumulated translation adjustment........................   (1,298)    (1,417)    (2,066)
                                                              -------    -------    -------
Total shareholders' equity (deficit)........................   (2,991)    (3,005)       992
                                                              -------    -------    -------
Total liabilities and shareholders' equity (deficit)........   13,051     12,375     16,434
                                                              =======    =======    =======

                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 ACTIVCARD S.A.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

           (AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE DATA)

                                                          ---------------------------------------
                                                                  YEAR ENDED DECEMBER 31,
                                                          ---------------------------------------
                                                                 1997          1998          1999
                                                          -----------   -----------   -----------
Revenue:
  Products..............................................        6,210         7,624         9,976
  Engineering services..................................        1,357           642           286
                                                          -----------   -----------   -----------
Total revenues..........................................        7,567         8,266        10,262
Cost of revenue:
  Products..............................................        3,470         4,564         5,099
  Engineering services..................................        1,356           659           238
                                                          -----------   -----------   -----------
Total cost of revenue...................................        4,826         5,223         5,337
                                                          -----------   -----------   -----------
Gross profit............................................        2,741         3,043         4,925
                                                          -----------   -----------   -----------
Costs and expenses
  Research and development..............................        3,281         3,888         5,233
  Marketing and selling.................................        7,210         7,042         9,829
  General and administrative............................        2,317         2,504         5,603
                                                          -----------   -----------   -----------
Total costs and expenses................................       12,808        13,434        20,665
                                                          -----------   -----------   -----------
Loss from operations....................................      (10,067)      (10,391)      (15,740)
                                                          -----------   -----------   -----------
Interest expenses.......................................         (301)         (702)         (743)
Interest income.........................................          142           179           294
Foreign exchange gain (loss)............................          (22)          163           262
                                                          -----------   -----------   -----------
Financial income (expenses), net........................         (181)         (360)         (187)
                                                          -----------   -----------   -----------
Loss before income taxes and minority interest..........      (10,248)      (10,751)      (15,927)
Income tax benefit......................................          714           452            15
                                                          -----------   -----------   -----------
Net loss before minority interest.......................       (9,534)      (10,299)      (15,912)
Minority interest.......................................           32             1            --
                                                          -----------   -----------   -----------
Net loss................................................       (9,502)      (10,298)      (15,912)
                                                          ===========   ===========   ===========
Basic and diluted net loss per share....................        (0.61)        (0.55)        (0.55)
                                                          ===========   ===========   ===========
Number of shares used in computing basic and diluted net
  loss per share........................................   15,460,178    18,618,463    29,114,715

                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 ACTIVCARD S.A.

      CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

           (AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE DATA)

                                  -----------------------------------------------------------------------------------------------
                                                                                                      ACCUMULATED
                                     ORDINARY SHARES      ADDITIONAL                     DEFERRED           OTHER   SHAREHOLDERS'
                                  ---------------------      PAID-IN   ACCUMULATED          STOCK   COMPREHENSIVE          EQUITY
                                      SHARES     AMOUNT      CAPITAL       DEFICIT   COMPENSATION            LOSS       (DEFICIT)
                                  ----------   --------   ----------   -----------   ------------   -------------   -------------
BALANCE JANUARY 1, 1997.........  15,340,516    18,768      21,281       (31,928)        (707)            (647)           6,767

Exercise of warrants at FF6.25
  per share.....................     174,280       185                                                                      185
Exercise of complementary rights
  at FF25.28 per share..........       7,375         8          24                                                           32
Exercise of complementary rights
  at FF25.50 per share..........       7,075         8          23                                                           31
Amortization of deferred
  compensation..................                                                          147                               147
Cancellation of warrants........                              (140)                       140                                --
Comprehensive loss:
  Net loss for 1997.............                                          (9,502)
  Foreign currency
    translation.................                                                                          (651)
Total Comprehensive Loss........                                                                                        (10,153)
                                  ----------    ------      ------      --------        -----          -------         --------
BALANCE DECEMBER 31, 1997.......  15,529,246    18,969      21,188       (41,430)        (420)          (1,298)          (2,991)

Issuance of ordinary shares at
  $2.00
  per share, less offering
  expenses......................   4,658,773     4,873       4,069                                                        8,942
Exercise of warrants at FF6.25
  per share.....................     404,960       441                                                                      441
Exercise of warrants at FF24.80
  per share.....................     124,616       129         389                                                          518
Exercise of complementary rights
  at FF25.50 per share..........      11,055        11          34                                                           45
Exercise of complementary rights
  at FF25.28 per share..........      10,608        11          33                                                           44
Exercise of complementary rights
  at $2.00 per share............     133,180       142         123                                                          265
Amortization of deferred
  compensation..................                                                          148                               148
Comprehensive loss:
  Net loss for 1998.............                                         (10,298)
  Foreign currency
    translation.................                                                                          (119)
Total Comprehensive Loss........                                                                                        (10,417)
                                  ----------    ------      ------      --------        -----          -------         --------
BALANCE DECEMBER 31, 1998.......  20,872,438    24,576      25,836       (51,728)        (272)          (1,417)          (3,005)

Issuance of ordinary shares at
  $1.25
  per share, less offering
  expenses......................   8,303,179     8,895         830                                                        9,725
Issuance of ordinary shares at
  FF6.25 per share..............     480,000       480       1,920                                                        2,400
Exercise of warrants at $4.60
  per share.....................      52,152        52         188                                                          240
Exercise of warrants at FF24.80
  per share.....................     126,074       124         380                                                          504
Exercise of complementary rights
  at FF25.50 per share..........       5,119         5          16                                                           21
Exercise of complementary rights
  at FF25.28 per share..........       5,337         5          17                                                           22
Exercise of complementary rights
  at $2.00 per share............     345,094       338         351                                                          689
Exercise of complementary rights
  at $1.25 per share............     648,425       641         170                                                          811
Exercise of stock options at
  $4.65 per share...............     264,847       255         976                                                        1,231
Exercise of stock options at
  $4.03 per share...............         492         1           1                                                            2
Exercise of stock options at
  $1.67 per share...............       2,500         2           2                                                            4
Conversion of bonds to shares at
  $4.60 per share...............     984,369       965       3,452                                                        4,417
Issuance of detachable warrants
  from October..................                               344                                                          344
Amortization of deferred
  compensation..................                                                          148                               148
Comprehensive loss:
  Net loss for 1999.............                                         (15,912)
  Foreign currency
    translation.................                                                                          (649)
Total Comprehensive Loss........                                                                                        (16,561)
                                  ----------    ------      ------      --------        -----          -------         --------
BALANCE DECEMBER 31, 1999.......  32,090,026    36,339      34,483       (67,640)        (124)          (2,066)             992
                                  ==========    ======      ======      ========        =====          =======         ========

                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 ACTIVCARD S.A.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                     (AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

                                                              ------------------------------
                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                  1997       1998       1999
                                                              --------   --------   --------
Cash flows from operating activities:
Net loss....................................................   (9,502)   (10,298)   (15,912)
Adjustments to reconcile net loss to net cash used by
  operating activities:
  Deferred compensation on issuance of options and
    warrants................................................      147        148        148
  Deferred compensation on issuance of shares...............       --         --      2,400
  Depreciation and amortization.............................      716        745      1,164
  (Gain) loss on disposal of property and equipment.........       --         --         17
  Minority interest.........................................      (31)        (1)        (4)
Increase (decrease) in cash from:
  Accounts receivable.......................................    1,344       (149)      (452)
  Unbilled work-in progress.................................     (338)       448        (13)
  Inventory.................................................     (376)      (293)      (270)
  Prepaid expenses..........................................     (302)        39       (663)
  Value-added tax recoverable...............................       79        153        111
  Advances to suppliers.....................................       77       (153)       (65)
  Other current assets......................................       41        (14)         8
  Research and development tax credit receivable............     (664)      (199)       (16)
  Accounts payable..........................................     (667)      (136)       332
  Accrued payroll and related benefits......................     (136)       303        516
  Advances from customers...................................     (104)         4        154
  Value-added tax payable...................................      (78)      (230)        (8)
  Accrued expenses..........................................     (173)       350       (331)
  Other.....................................................      194       (295)       (63)
                                                               ------    -------    -------
Net cash flows from operating activities....................   (9,773)    (9,578)   (12,947)
                                                               ------    -------    -------
Cash flows from investing activities:
  Purchases of property and equipment.......................      (62)      (589)      (265)
  Proceeds from sale of property and equipment..............       --         --         10
                                                               ------    -------    -------
  Net cash flows from investing activities..................      (62)      (589)      (255)
                                                               ------    -------    -------
Cash flows from financing activities:
  Change in bank overdrafts.................................     (267)       (21)       (29)
  Proceeds from financing of receivables....................      275         --         --
  Repayment of financing of receivables.....................   (1,497)        --         47
  Proceeds from convertible loan............................    8,030         --      5,656
  Proceeds from issuance of detachable warrants.............       --         --        344
  Proceeds from loans from third parties....................      111         --         --
  Repayment of loans from third parties.....................     (342)      (737)      (784)
  Principal payments on capital lease obligations...........     (172)      (296)      (273)
  Cash proceeds from exercise of warrants, complementary
    rights and stock options................................      248      1,313      3,526
  Cash proceeds from sale of ordinary shares................       --      8,942      9,725
                                                               ------    -------    -------
Net cash flows from financing activities....................    6,386      9,201     18,212
                                                               ------    -------    -------
Effect of exchange rate changes on cash and cash
  equivalents...............................................     (853)      (175)      (370)
                                                               ------    -------    -------
Net increase (decrease) in cash and cash equivalents........   (4,302)    (1,141)     4,640
                                                               ------    -------    -------
Cash and cash equivalents, beginning of period..............    9,593      5,291      4,150
                                                               ------    -------    -------
Cash and cash equivalents, end of period....................    5,291      4,150      8,790
                                                               ======    =======    =======
Supplemental cash flow information:
  Interest paid.............................................     (119)      (732)      (745)
  Non cash financing activities:
    Common stock issued upon conversion of convertible
      loan..................................................       --         --      4,417
    Fixed assets acquired under capital leases..............      367         --        279

                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 ACTIVCARD S.A.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     (AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.1 NATURE OF BUSINESS

ActivCard S.A. is organized as a societe anonyme, or limited liability corporation, under the laws of the Republic of France. ActivCard S.A. and its subsidiaries comprise the ActivCard Group (the "Company"), which was founded in 1985. The Company develops, manufactures, markets and supports token-based and smart-card-based authentification solutions for computer and communication network security. The Company also provides contract engineering services to third parties.

1.2 BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

The accompanying consolidated financial statements include the Company and its subsidiaries in France (ActivCard Europe S.A. and ADV Technologies S.A.), the United States (ActivCard, Inc.) and Singapore (ActivCard Asia Pte Ltd.) after eliminating all intercompany accounts and transactions.

1.3 TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN ENTITIES

The reporting currency of the Company and its subsidiaries is the U.S. dollar.

All assets and liabilities in the balance sheets of entities whose functional currency is other than the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) asset and liability accounts at year-end rates and (2) income statement accounts at weighted average exchange rates for the year.

Translation gains or losses are recorded in shareholders' equity and transaction gains and losses are reflected in net income. The Company has not undertaken hedging transactions to cover its currency translation exposure.

1.4 REVENUE RECOGNITION

Revenue from the sale of hardware products is recognized upon shipment of the product, provided that no significant obligations remain and collection of the receivable is considered probable.

Beginning in January 1998, the Company adopted Statement of Position 97-2 "Software Revenue Recognition" as amended by Statement of Position 98-4. In software arrangements that include rights to multiple software products, maintenance and/or other services, the Company allocates the total arrangement fee among each deliverables determined based on vendor-specific evidence. Revenue from the sale of software licences is recognized upon delivery of the software product, unless fee is not fixed or determinable or collectibility is not probable. Revenue allocable to maintenance is recognized on a straight-line basis over the period the maintenance is provided.

Revenue from engineering services is recognized in accordance with the percentage-of-completion method and to the extent that such revenue is derived from services provided pursuant to a signed contract. The extent of progress toward completion is measured by actual hours incurred compared to estimated total hours and is valued at the cost of hours incurred plus the prorata portion of the estimated total margin. Contracts include both services provided on a fixed-price basis and services invoiced based on days worked. Anticipated contract losses are recorded in the earliest period in which such losses become probable.

                                 ACTIVCARD S.A.

                     (AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenues from engineering services typically are billed as specified milestones are attained, but may be billed in advance in some cases. Substantially all advances from customers recorded as liabilities at the balance sheet date are related to engineering services. Unbilled work-in-process is recorded as an asset at the balance sheet date.

1.5 SALES RETURNS AND WARRANTIES

Any potential sales returns are covered by the Company's allowance for sales returns and doubtful accounts. An allowance for sales returns of $45, $32 and $31 has been accrued at December 31, 1997, 1998 and 1999, respectively. The Company provides for the costs of warranty in excess of its own warranty coverage provided to the Company by the product assembly contractors.

1.6 CONCENTRATION OF RISK

The Company sells its products to various companies across several industries. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses, and such losses have been within management's expectations. The activity in the allowance for doubtful accounts may be summarized as follows:

                                                              ------------------------------
                                                                  1997       1998       1999
                                                              --------   --------   --------
Allowance balance at January 1..............................     155        134        89
Amounts charged to expense..................................     386         87       195
Amounts written off.........................................    (407)      (132)      (35)
                                                                ----       ----       ---
Allowance balance at December 31............................     134         89       249
                                                                ====       ====       ===

The Company generally requires no collateral, but may request letters of credit as collateral in certain circumstances.

As of December 31, 1999, the Company contracts for the manufacture and assembly of its token with a supplier located in China and another located in Singapore. The microcontroller chips contained in the Company's token are purchased from a sole source supplier in South Korea. The Company believes that alternate manufacturers can be identified if current manufacturers are unable to meet the Company's requirements.

1.7 NET LOSS PER SHARE

On December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). Dilutive options and warrants did not have an effect on the computation of diluted loss per share in 1997, 1998 and 1999 since they were anti-dilutive.

1.8 CASH EQUIVALENTS

The Company considers all highly liquid investments with insignificant interest rate risk and purchased with an original maturity of three months or less to be cash equivalents. The Company classifies investments, based on the nature of the securities and the intent and investment goal of the Company, as trading securities, available-for-sale securities or held to maturity securities. At December 31, 1998 and 1999, the Company also respectively held $1,557 and $1,481 of available for sale securities, which were classified as cash equivalents. Fair value of such securities approximated book value and there were no unrealized gains or losses as of December 31, 1998 and 1999. The

                                 ACTIVCARD S.A.

                     (AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Company had no investments as of December 31, 1997. Gross realized gains and losses on sales of available-for-sale securities during 1997, 1998 and 1999 were immaterial.

1.9 INVENTORIES

Inventories consist of finished goods and of components, which are stated at the lower of cost (first-in, first-out method) or market.

1.10 PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation and amortization are computed using principally the straight-line method over estimated useful lives of three to five years. Assets under capital leases are amortized over the shorter of the asset life or the lease term, amortization of such leases is included in depreciation expense.

1.11 RESEARCH AND DEVELOPMENT EXPENSE AND CAPITALIZATION OF SOFTWARE COSTS

Research and development costs are expensed as incurred. In accordance with Statement of Financial Accounting Standards No. 86, the Company capitalizes eligible computer software costs upon achievement of technological feasibility subject to net realizable value considerations. The Company has defined technological feasibility as completion of a working model. As of December 31, 1997, 1998, and 1999 such capitalizable costs were insignificant. Accordingly, the Company has not capitalized any costs and charged all such costs to research and development expenses.

1.12 INCOME TAXES

In accordance with Statement of Financial Accounting Standards No. 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates that will be in effect when the differences are expected to reverse.

1.13 EMPLOYEE STOCK OPTIONS

In 1996, the Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock Based Compensation". As permitted by SFAS 123, the Company has elected to continue to account for its employee stock option plans in accordance with the provisions of the Accounting Principles Board No. 25 (APB 25), "Accounting for Stock Issued to Employees". Under APB 25, when the exercise price of the Company's employee stock options is less than the market price of the underlying shares at the date of grant, compensation expense is recognized.

1.14 COMPREHENSIVE INCOME

In 1997, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". This Statement establishes rules for the reporting of comprehensive income and its components. Comprehensive Income consists of net income and foreign currency translation adjustments and is presented in the Consolidated Statement of Shareholders' Equity. The adoption of SFAS 130 had no impact on total shareholders' equity. Prior year financial statements have been reclassified to conform to the SFAS 130 requirements.

                                 ACTIVCARD S.A.

                     (AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

1.15 SEGMENT INFORMATION

Effective January 1, 1998, the Company adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (Statement
131). Statement 131 superseded FASB Statement No. 14, Financial Reporting for Segments of a Business Enterprise. Statement 131 establishes standards for the way that public business enterprise report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. Statement 131 also establishes standards for related disclosures about products and engineering services, geographic areas, and major customers. The adoption of Statement 131 did not affect results of operations or financial position and did not affect the disclosure of segment information. See note 11.

1.16 RECENT PRONOUNCEMENTS

In June 1998, the Financial Accounting Standard Board issued Statement No. 133, "Accounting for the Derivative Instruments and Hedging Activities". The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. This statement is effective for fiscal years beginning after June 15, 2000, and will be adopted by the Company for the year ending December 31, 2001. The management does not anticipate that the adoption of the new Statement will have a significant effect on the Company's revenues and earnings, as the Company currently does not have any derivative instruments.

Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions" (SOP 98-9) was issued in December 1998 and addresses software revenue recognition as it applies to certain multiple-element arrangements. SOP 98-9 also amends Statement of Position 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2" to extend the deferral of application of certain passages of Statement of Position 97-2 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP 98-9 are effective for transactions entered into in fiscal years after March 15, 1999. The Company will comply with the requirements of SOP 98-9 as they become effective and this is not expected to have a significant effect on the Company's revenues and earnings.

2. PROPERTY AND EQUIPMENT

Changes in property and equipment for the periods presented were as follows:

                                                              ------------------------------
                                                                  1997       1998       1999
                                                              --------   --------   --------
Balance at beginning of period..............................   2,438      2,106      2,494
Acquisitions of property and equipment......................      62        589        265
Acquisitions of property and equipment under capital
  leases....................................................     367         --        279
Retirement of assets (1)....................................    (575)      (311)      (291)
Translation adjustment......................................    (186)       110       (213)
                                                               -----      -----      -----
Balance at end of period....................................   2,106      2,494      2,534
                                                               =====      =====      =====

(1) The retirement of assets mainly consist of assets fully amortized and scrapped, in particular during the relocation of the French headquarters in 1997 and following fixed assets physical counts done in 1998 and 1999.

                                 ACTIVCARD S.A.

                     (AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

2. PROPERTY AND EQUIPMENT (CONTINUED)

Changes in accumulated depreciation for the periods presented were as follows:

                                                              ------------------------------
                                                                  1997       1998       1999
                                                              --------   --------   --------
Accumulated depreciation at beginning of period.............   (1,220)    (1,109)    (1,457)
Depreciation................................................     (543)      (574)      (590)
Reversals...................................................      528        296        264
Translation adjustment......................................      126        (70)       137
                                                               ------     ------     ------
Accumulated depreciation at end of period...................   (1,109)    (1,457)    (1,646)
                                                               ======     ======     ======

3. RELATED PARTY TRANSACTIONS


In 1998, Mr. Spillmann, a member of the Company's Board of Directors representing Bryan Garnier and Co., entered into two underwriting agreements to place two entire rights issues. Mr Spillmann conducted all transactions connected with these underwritings on an arms length basis. Bryan Garnier and Co. received 3% commission, amounting to $280, on gross proceeds for the first rights issue and 6.5% commission, amounting to $675, on gross proceeds for the second rights issue. These commissions reflected markets conditions and complexity of placing the shares for the Company.


In 1999, Mr. Spillmann entered into an underwriting agreement to place an entire rights issue consisting of an aggregate of $6,000 principal amount of non-interest bearing convertible bonds due October 15, 2001 and warrants to purchase an aggregate of 1,200,000 shares at an exercise price of $5.00 per share. Bryan Garnier and Co. received 6% commission, amounting to $360 on gross proceeds for the issuance.

4. SHORT-TERM AND LONG-TERM DEBT

Short-term debt, all of which is denominated in French francs, is composed of bank overdrafts amounted to $54, $36 and $5 for the years ended December 31, 1997, 1998 and 1999, respectively.

In 1997 and 1998, The Company factored certain receivables for which the sponsoring banks have recourse against the Company. The Company recorded a liability that is included in short-term debt until the receivable is collected by the bank. The amounts factored during 1997 and 1998 and secured by trade receivables in the same amount totalled $275 and $32, respectively. In 1999, the company did not factor receivables.

                                 ACTIVCARD S.A.

                     (AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

4. SHORT-TERM AND LONG-TERM DEBT (CONTINUED)

The following table presents a summary of long-term debt, substantially all of which is denominated and repayable in French francs:

                                                              ------------------------------
                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                  1997       1998       1999
                                                              --------   --------   --------
Convertible loan, 7.75%.....................................    8,341      8,344      3,630
Non-interest bearing convertible bonds......................       --         --      5,759
Interest free loan on license purchase......................      850        650        350
Bank loans, 7.75%, payable in installments through 1999.....      336         90          7
Interest free loan from Anvar, payable in installments
 through 1998(1)............................................      584        357         --
Interest free loan from Coface, payable in installments
 through 1999(2)............................................      826        860        661
Capital lease obligations(3)................................      737        462        464
Other.......................................................        4         --         --
                                                               ------     ------     ------
Total long-term debt........................................   11,678     10,763     10,871
Less current portion........................................   (1,327)    (1,390)    (1,414)
                                                               ------     ------     ------
Long-term debt, net.........................................   10,351      9,373      9,457

------------------------------


(1) Anvar is an agency of the French government that provides financing to French companies for research and development.



(2) Coface is a French state-controlled entity that provides financing to French companies to encourage exports and international expansion. The timing of loan repayments is based on sales realized by the U.S. subsidiary. The first repayment was scheduled for 1997; subsequent repayments will be made through 2000.


(3) The Company leases certain of its equipment under capital leases. Capitalized costs of approximately $1,263, $1,350 and $1,239 are included in property and equipment at December 31, 1997, 1998 and 1999, respectively. Accumulated amortization of these leased assets was approximately $613, $913 and $892 at December 31, 1997, 1998 and 1999 respectively.

Future payments of long-term debt, excluding capital lease obligations, for the years ending December 31 are as follows:

                                                              -------------
                                                               DECEMBER 31,
                                                              -------------
2000........................................................      1,148
2001........................................................      5,759
2002........................................................      3,500

                                 ACTIVCARD S.A.

                     (AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

4. SHORT-TERM AND LONG-TERM DEBT (CONTINUED)

Future minimum lease payments under capital lease obligations due for the fiscal years ending December 31 are as follows:

2000........................................................   286
2001........................................................   147
2002........................................................    71
2003........................................................    --
Total minimum lease payments................................   504
Less amount representing interest...........................   (40)
                                                              ----
Present value of net minimum lease payments.................   464
Less current portion........................................  (238)
                                                              ----
Long-term portion...........................................   226

Interest paid in the years ended December 31, 1997, 1998 and 1999 approximated interest expense.

In July 1997, the Company issued 603 convertible bonds for cash proceeds of $6,030. A complementary issuance of 200 convertible bonds took place in October 1997, for cash proceeds of $2,000. These bonds bear interest at a rate of 7.75% payable on a six-monthly basis. The conversion price of each bond is $4.60 per share and is based on the average price on Easdaq, i.e. each bond giving right to 2,173 shares of the Company. In 1999, 453 bonds amounted to $4,530 have been converted into 984,369 shares. As of December 31, 1999, 350 bonds giving right to conversion into 760,550 shares were outstanding.

On October 15, 1999, the Company issued units consisting of an aggregate of $6.0 million principal amount of non-interest bearing convertible bonds due
October 15, 2001 and warrants to purchase an aggregate of 1,200,000 shares at an exercise price of $5.00 per share. The bonds are convertible into 300,000 shares at any time on or after the earlier of April 15, 2000 and the consummation of the offering of the company on the Nasdaq, and can be redeemed prior to maturity at redemption prices ranging from 103% to 112% of their principal amount. The fair value of the detachable warrants of $344 has been recorded as additional paid-in capital as a direct deduction from the principal amount of the bonds, determined on the basis of the value of the bonds with no such warrants issued at an effective interest rate of 9%.

5. SHAREHOLDERS' EQUITY

5.1 GENERAL

In April and May 1997, the Company issued 174,280 ordinary shares at FF6.25 ($1.04) per share resulting from the exercise of warrants issued in September 1995. Consequently, the former warrantholders exercised their complementary rights to obtain 7,375 new shares reserved under statutory antidilution laws in August 1996 at a price of $5.00 per share and 7,075 new shares reserved under statutory antidilution laws in November 1996 at a price of $5.00 per share.

In March 1998, the Company issued 4,658,773 ordinary shares at $2.00 per share resulting from a capital increase with preferential subscription right. Two notable investors in the rights offering were Jean-Gerard Galvez, Chairman, President & CEO of ActivCard, and 3i plc, a major venture capital firm in Europe. Mr. Galvez acquired 1,709,609 shares, while 3i plc acquired 450,000 shares, both in the rights offering and open market.

                                 ACTIVCARD S.A.

                     (AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

5. SHAREHOLDERS' EQUITY (CONTINUED)

Following the March 1998 capital increase, 815,321 complementary rights were created for bondholders and warrantholders. At December 31, 1998, the number of existing complementary rights under this category was 620,712. In 1999, 345,094 complementary rights were exercised and 15,684 were cancelled. At December 31, 1999, the number of existing complementary rights under this category was 259,934.

In April, June, November and December 1998, the Company issued 529,576 ordinary shares with a nominal value at FF6.25 per shares resulting from the exercise of warrants issued in September 1995 and December 1995. Complementary rights were exercised to obtain 154,843 ordinary shares reserved under statutory antidilution laws in August 1996, October 1996 and March 1998.

In December 1998, the Board met with the authorization of the shareholders meeting and decided to issue a capital increase of 8,303,179 ordinary shares at $1.25. The subscription began in January 1999, with the shares issued in February 1999. Net cash proceeds after offering expenses amounted to $9,725. 1,259,005 complementary rights were created for bondholders and warrantholders, with 84,579 cancelled. At December 31, 1998, the number of existing complementary rights under this category was 1,174,426. During 1999 648,425 complementary rights were exercised and 29,442 were cancelled. At December 31, 1999, the number of existing complementary rights under this category was 496,559.

In July 1999, the Company issued 480,000 reserved ordinary shares authorized by the May 19, 1999 shareholders meeting with the nominal value at FF6.25 in connection with the Ken Fineman litigation (see note 10).

In February, November and December 1999, the Company issued 984,369 ordinary shares with the nominal value at FF6.25 per shares resulting from the conversion of 453 convertible bonds issued in 1997.

In February, November and December 1999, the Company issued 1,003,975 shares with the nominal value at FF6.25 per shares resulting from the exercised of complementary rights authorized by the August 1996, October 1996, March 1998 and December 1998 shareholders meetings.

In November and December 1999, the Company issued 178,226 shares with the nominal value at FF6.25 per shares resulting from the exercised of warrants authorized by the December 1995 and June 1997 shareholders meetings.

In December 1999, the Company issued 267,839 shares with the nominal value at FF6.25 per shares resulting from the exercised of 1997 and 1998 stock option plan.

At December 31, 1999 the issued and outstanding share capital of the Company consisted of 32,090,026 ordinary shares.

5.2 PREEMPTIVE SUBSCRIPTION RIGHTS

Shareholders have preemptive rights to subscribe for additional shares issued by the Company for cash on a pro rata basis. Shareholders may waive such preemptive subscription rights at an extraordinary general meeting of shareholders under certain circumstances. Preemptive subscription rights, if not previously waived, are transferable during the subscription period relating to a particular offer of shares.

5.3 DIVIDEND RIGHTS

Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company's by-laws. The Company has not distributed any dividends since its inception and had no distributable

                                 ACTIVCARD S.A.

                     (AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

5. SHAREHOLDERS' EQUITY (CONTINUED)

retained earnings at December 31, 1999. The accumulated deficit for statutory purposes totalled $9,211 at December 31, 1999 which represents the accumulated deficits in the statutory financial statements.

Dividend distributions, if any, will be authorized in French francs and may be paid in any currency.

5.4 STOCK OPTIONS AND WARRANTS

In December 1995, the shareholders approved the grant of warrants to certain executive shareholders and to a member of the Board of Directors to purchase respectively 192,920 and 205,040 ordinary shares at a price of FF24.80 ($3.80); determination of the vesting and expiration was delegated to the Board of Directors. At its February 23, 1996 meeting, the Board determined that vesting would occur one third per year, starting from the date of entry into the Company, and that the warrants would expire on December 31, 1999. The warrant exercise price being equal to the conversion price of the convertible loan instrument negotiated on December 22, 1995 with a third party, such warrant price was determined to be equal to the fair value of an ordinary share on the date of grant of the warrants. In May and June 1996, the Company cancelled the warrants to subscribe for 205,040 ordinary shares issued to a resigning director and granted warrants to subscribe for 35,000 ordinary shares to a new Board member and warrants to subscribe for 170,040 ordinary shares to the Chairman, President and CEO of the Company, of which 135,040 were contingent upon the realization of an initial public offering of the Company's ordinary shares. All 205,040 warrants vest over four years and were exercisable at FF24.80 ($3.80) per ordinary share. The difference between the exercise price and the fair value of the underlying non-contingent shares on the date of grant (estimated between $8.00 and $9.40) was recorded as deferred compensation expense and was amortized over the vesting period. As of December 31, 1997, warrants for 60,640 shares had been cancelled and warrants for 337,320 shares were remaining. In 1998, 124,616 shares were exercised and 44,120 were cancelled. As of December 31, 1998, 168,584 warrants were remaining. In 1999, 126,074 shares were exercised and 42,510 warrants were remaining as of December 31, 1999.

In July 1996, the shareholders of the Company authorized the creation of a share warrant plan, as amended in September 1996, granting to the directors of the Company warrants to subscribe for 105,000 ordinary shares. As of December 31, 1997, warrants for 35,000 shares had been cancelled and warrants for 70,000 shares were outstanding under the share warrant plan vesting over a period of four years and exercisable at FF51.50 ($7.89) per share. None have been exercised. In 1999, warrants for 35,000 shares have been cancelled. As of December 31, 1999, warrants for 35,000 shares were remaining.

In August 1996, following the issuance of 500,000 new shares at a price of $5.00 per share, bond and warrant holders at that date were granted complementary rights to subscribe to an aggregate of 85,291 ordinary shares at a price of $5.00 per share under statutory antidilution laws. In October 1996, following the issuance of 500,000 convertible bonds at a price of $5.00 per bond, bond and warrant holders at that date were granted complementary rights under statutory antidilution laws to subscribe to an aggregate of 84,670 bonds convertible to 84,670 ordinary shares at a price of $5.00 per share. Such complementary rights may be exercised upon conversion of the underlying bonds or exercise of the underlying warrants. In December 1996, following the conversion of the 1,038,440 bonds issued in January 1996 into 1,038,440 ordinary shares, the former bondholders exercised their complementary rights to obtain 43,941 new shares and 42,157 new bonds. In April and May 1997, following the exercise of warrants issued in September 1995, the former warrantholders exercised their complementary rights to obtain 7,375 new shares and 7,075 new bonds. Complementary rights for 2,566 shares and 2,462 bonds have been cancelled. On December 31, 1997, 31,409 complementary share rights and 32,976 complementary bond rights were remaining of which 31,409 and 30,134, respectively, benefit employees. In April, June, November and December 1998, following

                                 ACTIVCARD S.A.

                     (AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

5. SHAREHOLDERS' EQUITY (CONTINUED)

the exercise of warrants issued in September 1995 and December 1995, the former warrantholders consequently exercised complementary rights to obtain 11,055 and 10,608 ordinary shares reserved respectively under statutory antidilution laws in August 1996 and October 1996. In 1998, 13,219 and 12,681 complementary rights were cancelled. In 1998, complementary rights to obtain 5,337 and 5,119 shares were exercised respectively under statutory antidilution laws in August 1996 and October 1996. On December 31, 1998, 7,135 complementary share rights and 9,687 complementary bond rights were remaining. In 1999, 1,421 complementary rights were cancelled. On December 31, 1999, 1,798 complementary share rights and 3,147 complementary bond rights were remaining.


In June 1997, the shareholders of the Company authorized the creation of a 1997 stock option plan granting the Board of Directors of the Company the authority to issue options to employees to subscribe for a maximum of 1,200,000 ordinary shares, this amount including the options issued under the 1996 stock option plan. Options for 312,750 shares were granted under the 1997 stock option plan to employees subject to French regulations at FF35.54 ($5.75) per ordinary share (vesting over a period of four years with the restriction that the employee may not sell any share before the end of a five year period), and options for 2,500 shares were cancelled. Options for 821,500 shares were granted under the 1997 stock option plan to employees subject to US regulations at $5.75 per ordinary share vesting over a period of four years and options for 152,000 shares were cancelled. As of December 31, 1997, options for 310,250 shares to employees subject to French regulation and options for 669,500 to employees subject to US regulation are outstanding. In 1998, 74,250 shares were granted under the 1997 stock option plan to employees subject to US regulation at $5.75 and 145,250 shares were granted under the 1997 stock option plan to employees subject to French regulation at $5.75. In 1998, following the March 1998 rights issue, the number and price of the stock option granted under the 1997 stock option plan have been adjusted. The stock has been repriced from $5.75 to $5.43 and the number of shares increased 6% for each option holder. As of December 31, 1998, options for 426,916 shares to employees subject to French regulations and options for 709,140 to employees subject to US regulation were outstanding. These amounts included the March 1998 adjustment. In 1999, following the January 1999 capital increase, pursuant to the December 1998 shareholders meeting, the number and price of stock options granted under the 1997 stock option plan have been adjusted. The exercise price was repriced from $5.43 to $4.65, and the number of exercisable shares increased 17% for each option holder. This increase is reflected in the amounts mentioned hereafter. In 1999, employees subject to US regulations exercised 264,673 options at $4.65 and employees subject to French regulations exercised 174 options at $4.65. At December 31, 1999 options for 463,251 shares to employees subject to French regulations were outstanding: 460,251 at $4.65, 3,000 at $19.75. At December 31, 1999 options for 697,674 shares to employees subject to US regulations were outstanding: 514,174 at $4.65 and 183,500 at $19.75.


In June 1997, the shareholders of the Company authorized the creation of a share warrant plan granting to the directors of the Company warrants to subscribe for 91,000 ordinary shares. As of December 31, 1997, warrants for 91,000 shares were outstanding under the share warrant plan vesting over a period of four years and exercisable at FF58.30 ($8.93) per share. In 1998, 75,000 warrants were cancelled. As of December 31, 1998, 16,000 warrants were remaining. In 1999, 5,000 warrants were cancelled and 11,000 warrants were remaining as of December 31, 1999.

In June 1997, the shareholders of the Company authorized the creation of warrants conferring to Bryan Garnier and Co. and Cross Border, investment bankers, the right to subscribe to convertible bonds of the Company in the amount of up to 4% of the convertible bonds issued in July and October 1997. As of December 31, 1997, following the issue of 803 convertible bonds giving right to 1,744,919 shares, 32 warrants were outstanding giving right to 69,536 shares at a price of $4.60 per share, to be exercised no later than five years after their attribution. No bonds have

                                 ACTIVCARD S.A.

                     (AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

5. SHAREHOLDERS' EQUITY (CONTINUED)

been converted in 1998. In 1999, 24 warrants were exercised and converted into 52,152 shares. As of December 31, 1999, 8 warrants giving right to 17,384 shares were remaining.

In June 1998, the Shareholders of the Company authorized the creation of a share warrant plan granting to the Directors of the Company warrants to subscribe to 120,000 ordinary new shares of the Company. The warrants exercise price is $5.75. These warrants may be exercised no later than five years after the date of their issuance after which they will lose all validity. In 1998, 5,000 warrants were cancelled. As of December 31, 1998 115,000 warrants were remaining. In 1999, 5,000 warrants were cancelled and 110,000 warrants were remaining as of December 31, 1999.

In June 1998, the shareholders of the Company authorized the creation of a 1998 stock option plan granting the Board of Directors of the Company the authority to issue options to employees to subscribe for a maximum of 1,200,000 ordinary shares. The option exercise price will be set by the Board of Directors on the date when the options are allocated. The subscription price shall be equal to the average closing price quoted on a regulated stock exchange of a member State of the ECDE during twenty trading days of the stock exchange prior to the allocation date of the options. These options may be exercised no later than seven years after their allocation. In 1998, 953,000 shares were granted under the 1998 stock option plan to employees subject to US regulations and 112,100 shares were granted under the 1998 stock option plan to employees subject to French regulations. As of December 31, 1998, options for 110,100 shares to employees subject to French regulations and options were outstanding: 45,000 at $5.75, 54,100 at $4.70 and 11,000 at $2.60. As of December 31, 1998, options for
889,000 shares to employees subject to US regulations and options were outstanding: 632,500 at $5.75, 69,500 at $4.70 and 187,000 at $2.60. In 1999,
following the January 1999 capital increase, pursuant to the December 1998 shareholders' meeting, the number and price of stock options granted under the 1998 stock option plan have been adjusted. The different exercise prices were repriced from $5.75 to $4.93, from $4.70 to $4.03 and from $2.60 to $2.23 and the number of exercisable shares increased 17% for each option holder. This increase is reflected in the amounts mentioned hereafter. In 1999, employees subject to US regulations exercised 2,992 options: 492 at $4.03 and 2,500 at $1.67. At December 31, 1999, options for 208,797 shares to employees subject to French regulations were outstanding: 52,650 at $4.93, 56,277 at $4.03, 12,870 at $2.23, 83,500 at $1.67 and 3,500 at $4.23. At December 31, 1999, options for
1,139,338 shares to employees subject to US regulations were outstanding:
740,025 at $4.93, 65,613 at $4.03, 187,200 at $2.23, 102,000 at $1.67 and 44,500
at $4.23.

In May 1999, the shareholders of the Company authorized the creation of a 1999 stock option plan granting the Board of Directors of the Company the authority to issue options to employees to subscribe for a maximum of 1,100,000 ordinary shares. The option exercise price will be set by the Board of Directors on the date when the options are allocated. The subscription price shall be equal to the average closing price quoted on a regulated stock exchange of a member State of the ECDE during twenty trading days of the stock exchange prior to the allocation date of the options. These options may be exercised no later than seven years after their allocation. As of December 31, 1999, options for 407,860 shares to employees subject to French regulations were outstanding: 401,860 at $4.23 and 6,000 at $5.00. As of December 31, 1999, options for 574,500 shares to employees subject to US regulations and options were outstanding: 475,500 at $4.23 and 99,000 at $5.00.

In May 1999, our shareholders authorized the creation of a share warrant plan granting to our directors warrants to subscribe for 90,000 new ordinary shares. The warrant exercise price was $4.14. These warrants may be exercised no later than five years after the date of their issuance after which they will expire. In 1999 10,000 warrants were cancelled. As of December 31, 1999 80,000 warrants were remaining.

                                 ACTIVCARD S.A.

                     (AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

5. SHAREHOLDERS' EQUITY (CONTINUED)


On October 15, 1999, the Company issued units consisting of an aggregate of $6.0 million principal amount of non-interest bearing convertible bonds due
October 15, 2001 and warrants to purchase an aggregate of 1,200,000 shares at an exercise price of $5.00 per share. No bonds were converted or cancelled in 1999.


Pro forma information regarding net loss and loss per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options and warrants under the fair value method of SFAS 123. The fair value for these options and warrants was estimated at the date of grant using a Black-Scholes option pricing model with the following average assumptions for 1999, 1998 and 1997, respectively: risk-free interest rates of 4%, for all years dividend yield of 0% in all years; volatility factors of the expected market price of the Company's ordinary shares of 0.67 for 1997, 0.69 for 1998 and 0.61 to 1.59 for 1999 and a weighted-average expected life of the options of 5.8 years.

For purposes of pro forma disclosures, the estimated fair value of the options granted is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for loss per share information):

                                                              ------------------------------
                                                                  1997       1998       1999
                                                              --------   --------   --------
Pro forma net loss..........................................  (10,177)   (11,376)   (17,835)
Pro forma net loss per share (in U.S. dollars)..............    (0.66)     (0.61)     (0.61)

During the initial phase-in period, as required by SFAS 123, the pro forma amounts were determined based on stock option grants in 1997, 1998 and 1999 only. Since pro forma compensation expense is recognized over vesting periods of four years, the pro forma amounts for compensation cost may not be indicative of the pro forma effects of application of SFAS 123 on net earnings (loss) and earning (loss) per share for future years.

A summary of the Company's stock option and director warrant activity, and related information for the years ended December 31 follows:

                                    ------------------------------------------------------------------------
                                             1997                     1998                     1999
                                    ----------------------   ----------------------   ----------------------
                                                  WEIGHTED                 WEIGHTED                 WEIGHTED
                                                   AVERAGE                  AVERAGE                  AVERAGE
                                    OPTIONS AND   EXERCISE   OPTIONS AND   EXERCISE   OPTIONS AND   EXERCISE
                                       WARRANTS      PRICE      WARRANTS      PRICE      WARRANTS      PRICE
                                    -----------   --------   -----------   --------   -----------   --------
Outstanding--beginning of year....   1,683,950     $5.44      1,952,566     $4.77      2,574,275     $5.32
Granted...........................   1,294,786     $6.01      1,469,985     $5.13      3,078,206     $5.34
Exercized.........................    (174,280)    $1.04       (529,576)    $1.89       (446,065)    $4.39
Forfeited.........................    (851,890)    $8.22       (318,700)    $6.32       (219,102)    $4.45
                                     ---------                ---------                ---------
Outstanding--end of year..........   1,952,566     $4.77      2,574,275     $5.32      4,987,314     $5.09
Exercisable at end of year........     583,838     $2.54        410,372     $5.46        808,324     $4.84

                                 ACTIVCARD S.A.

                     (AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

5. SHAREHOLDERS' EQUITY (CONTINUED)

The weighted-average fair value of options and warrants granted during 1997, 1998 and 1999 was as follows:

                                                              ------------------------------
                                                                  1997       1998       1999
                                                              --------   --------   --------
Options whose price equalled market price of the
  underlying shares on the grant date.......................      --         --         --
Options whose price was less than the market price of the
  underlying shares on the grant date.......................      --         --      $1.52
Options whose price was greater than the market price of the
  underlying shares on the grant date.......................   $3.68      $1.99      $5.74

The summary of stock options and warrants outstanding and exercisable as of December 31, 1999 was as follows:

                        ----------------------------------------------------------------------------------------
                                          OPTIONS OUTSTANDING                          OPTIONS EXERCISABLE
                        -------------------------------------------------------   ------------------------------
             RANGE OF        NUMBER         WEIGHTED AVERAGE   WEIGHTED AVERAGE        NUMBER   WEIGHTED AVERAGE
      EXERCISE PRICES   OUTSTANDING   REMAINING LIFE (YEARS)     EXERCISE PRICE   EXERCISABLE     EXERCISE PRICE
---------------------   -----------   ----------------------   ----------------   -----------   ----------------
$1.67 - $4.03              629,970             5.34                 $ 2.88           44,556           $3.22
$4.23 - $5.75            4,124,844             4.52                 $ 4.75          732,018           $4.81
$9.20 - $10.41              46,000             1.92                 $ 9.49           31,750           $9.41
$19.75                     186,500             6.96                 $19.75               --           $  --

At December 31, 1999, in addition to shares reserved for the exercise of outstanding options, 142,790 shares were reserved for future option grants.

In December 1996, the French parliament adopted a law that requires French companies to pay French social contributions and certain salary-based taxes, which may represent, for the Company, up to 43% of the taxable salary, on the difference between the exercise price of a stock option and the fair market value of the underlying shares on the exercise date if the beneficiary disposes of the shares before a five-year period following the grant of the option. The new law is consistent with personal income tax law that requires individuals to pay income tax on the difference between the option exercise price and the fair value of the shares at the grant date if the shares are sold or otherwise disposed of within five years of the option grant. The law applies to all options exercised after January 1, 1997 related to French resident employees. The Company has not recorded a liability for social charges for options granted as of December 31, 1999 as the French stock option plan prohibits any sale of shares before a five year period.

6. INCOME TAXES

The income tax benefit in 1997, 1998 and 1999 amounted to $714, $452 and $15, respectively, and related entirely to the current tax benefit in France. There was no current tax related to the United States and Singapore subsidiaries and no French, United States or Singapore deferred tax expense or benefit in any year.

                                 ACTIVCARD S.A.

                     (AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

6. INCOME TAXES (CONTINUED)

A reconciliation of income tax benefit computed at the French statutory rate (41.7% in 1997, 40.0% in 1998 and in 1999) to the income tax benefit recognized is as follows:

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                              ------------------------------
                                                                  1997       1998       1999
                                                              --------   --------   --------
Income tax benefit computed at the French statutory rate....    4,270      4,480      6,360
Operating losses not utilized...............................   (4,270)    (4,480)    (6,360)
Research and development and training tax credit............      723        460         15
Minimum tax payable.........................................       (9)        (8)        --
                                                               ------     ------     ------
Total income tax benefit....................................      714        452         15
                                                               ======     ======     ======

Research and development credits are recoverable in cash in the fourth year after the credit is earned, if the credit has not been applied against taxes payable.

Significant components of the Company's deferred taxes consist of the following:

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                              ------------------------------
                                                                  1997       1998       1999
                                                              --------   --------   --------
Deferred tax liabilities:
    Provision for contingent payment deducted for tax
      purposes..............................................       --         --         --
Deferred tax assets:
    Net operating loss carryforwards........................   14,209     17,702     19,373
    Research and development capitalized for tax purposes...       42         30          6
    Differences in amortization periods.....................      909        542        262
    Other...................................................      357        231        450
                                                              -------    -------    -------
Net deferred tax assets.....................................   15,517     18,505     20,091
Valuation allowance.........................................  (15,517)   (18,505)   (20,091)
                                                              -------    -------    -------
Deferred taxes, net.........................................       --         --         --
                                                              =======    =======    =======

Due to its history of losses, the Company does not believe the recoverability of net deferred tax assets is more likely than not. Consequently, the Company has provided valuation allowances covering 100% of net deferred tax assets.

As of December 31, 1999, the Company has French net operating loss carryforwards of approximately $29,171. Approximately $19,700 of these net operating loss carryforwards will expire in the years 2000 through 2004. Remaining loss carryforwards have no expiration date. The Company has U.S. net operating loss carryforwards of approximately $20,358, which expire between 2011 and 2014. The Company has net operating loss carryforward in Singapore of $2,670 with no expiration date. These net operating loss carryforwards can only be used by the legal entity generating the operating losses.

Taxes paid in the years ended December 31, 1997, 1998 and 1999 were approximately $9, $8, and $10, respectively.

                                 ACTIVCARD S.A.

                     (AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

6. INCOME TAXES (CONTINUED)

In December 1999, the Company received the preliminary conclusion of a tax audit related to the Parent Company ActivCard S.A. for the years 1996, 1997 and 1998. The amounts reported in the reassessment notice received from the Tax Authorities were not significant and have been recorded as liabilities.

7. EMPLOYEE RETIREMENT PLANS

The Company contributes to pensions for personnel in France and in Singapore in accordance with local law, by contributing based on salaries to the relevant government agencies. There exists no actuarial liability in connection with these plans.

French law also requires payment of a lump sum retirement indemnity to all employees based upon years of service and compensation at retirement. Benefits do not vest prior to retirement. There is no formal plan and no funding of the obligation is required. The Company's obligation is not material to its financial condition, liquidity or results of operations as of December 31, 1997, 1998 and 1999 or for the years ended December 31, 1997, 1998 and 1999.

The U.S. subsidiary currently has no pension plan.

8. FAIR VALUE OF FINANCIAL INSTRUMENTS

At December 31, 1997, 1998 and 1999, the carrying values of current financial instruments such as cash, accounts receivable and payable, other receivables, accrued liabilities and the current portion of long-term debt approximated their market values, based on the short-term maturities of these instruments. At December 31, 1997, 1998 and 1999, the fair values and carrying values of long-term debt obligations were:

                                                ---------------------------------------------------------------
                                                       1997                  1998                  1999
                                                -------------------   -------------------   -------------------
                                                    FAIR   CARRYING       FAIR   CARRYING       FAIR   CARRYING
                                                   VALUE      VALUE      VALUE      VALUE      VALUE      VALUE
                                                --------   --------   --------   --------   --------   --------
Long-term debt................................   9,539      10,351     8,255      9,373      10,947     9,698

Fair value is determined based on expected future cash flows, discounted at market interest rates.

                                 ACTIVCARD S.A.

                     (AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

9. OPERATING LEASE COMMITMENTS

The Company leases its facilities and certain equipment under operating leases, which expire through 2008. Future minimum lease payments under operating leases are as follows:

                                                              -------------
                                                                 YEAR ENDED
                                                               DECEMBER 31,
                                                              -------------
2000........................................................       596
2001........................................................       447
2002........................................................       419
2003........................................................       387
2004........................................................       400
2005........................................................       408
2006........................................................       420
2007........................................................       433
2008........................................................        73

Rental expense for the years ended December 31, 1997, 1998 and 1999 was approximately $487, $643 and $644, respectively.

10. CONTINGENCIES

In 1990, the Company acquired shares held by minority shareholders in ActivCard Europe S.A. (formerly Telecash S.A.) for a price of $1,669, including cash consideration of $417. Payment of the balance was to occur at an annual rate of 7% of the annual net profit of ActivCard Europe S.A. and its now inactive subsidiary, Telecash International BV. The Company has now satisfied its obligations to one of the former minority shareholders, and the balance owed to the remaining former shareholders is 4.7% of the net income of ActivCard Europe S.A. and its subsidiary annually up to a maximum of $834 in principal, plus interest of 9% per year, to a maximum of $556. The Company has the option of repaying this balance in advance. No liability has been recorded as payment is not probable based on ActivCard Europe S.A. financial projections.

Pursuant to the terms of the agreement with the minority shareholders, in the event that ActivCard Europe S.A. and Telecash International BV were not to make any profit for six consecutive years beginning on January 1, 1992 and up to December 31, 1997, the minority shareholders were either to give up their rights to payment or to buy back from the Company the shares of ActivCard Europe S.A. at a price equivalent to the amount initially received from the Company. Since January 1, 1992, ActivCard Europe S.A. and Telecash International BV have not made a profit during six consecutive years. The Company has recently agreed with one of the former minority shareholders to reduce the amount owed to him to $314 with payment to occur at an annual rate of 1.6% of the annual net consolidated profit of ActivCard S.A. limited to a six year period, beginning January 1, 1998, after which nothing is due. The remaining minority shareholder has either to give up its rights to payment or to buy back from the Company the shares of ActivCard Europe S.A. representing 0.15% of ActivCard Europe S.A. at a price of $139. Due to the Company's history of losses, no liability has been recorded. The probability of payment will be reassessed annually based on the likelihood of any profit being generated prior January 1, 2004.

On October 31, 1997, an action was filed in the united States District Court for the Northern District of California against the Company, its current U.S. subsidiary, ActivCard, Inc., and three individuals who are either former or current officers of the Company. The plaintiff was a former shareholder in the Company's original U.S. subsidiary,

                                 ACTIVCARD S.A.

                     (AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

10. CONTINGENCIES (CONTINUED)

ActivCard Networks, Inc. merged into ActivCard, Inc. in June of 1996. The lawsuit alleged violation of U.S. securities laws, breach of contract, breach of fiduciary duty, fraud and conspiracy arising out this merger. Settlement discussions started in late 1998 and in July 1999, an amicable settlement agreement of all claims was signed. The impact of the settlement agreement amounted to $3,038 was recorded at June 30, 1999 as a general and administrative expense. The settlement agreement was composed of a $638 cash payment for legal expenses and a grant of 480,000 shares valued at $2,400 using the listed price on Easdaq at June 30, 1999 ($5.00 per share). The fair value of shares to be issued at June 30, 1999 was included in the balance sheet caption "shares to be issued". The capital increase reserved to Ken Fineman was authorized by the May 19, 1999 shareholders' meeting and was fully subscribed on July 27, 1999. The lawsuit was dismissed on August 12, 1999.

11. SEGMENT AND GEOGRAPHIC INFORMATION

The Company and its subsidiaries operate in two industry segments: security products including smart cards-related products and token-related products used to protect access to computer-based information resources and engineering services. The following is a summary of operations by segment:

                                                              -----------------------------------
                                                                                            TOTAL
                                                              SECURITY   ENGINEERING   CONTINUING
                                                              PRODUCTS      SERVICES   ACTIVITIES
                                                              --------   -----------   ----------
1997
  Net revenues..............................................     6,210      1,357          7,567
  Income tax benefit........................................       714         --            714
  Income (loss) from operations.............................    (9,509)      (558)       (10,067)
  Financial income (expenses)...............................      (181)        --           (181)
  Identifiable assets.......................................    11,333      1,718         13,051
  Capital expenditures......................................        55          7             62
  Depreciation and amortization.............................       642         74            716
1998
  Net revenues..............................................     7,624        642          8,266
  Income tax benefit........................................       452         --            452
  Income (loss) from operations.............................   (10,276)      (115)       (10,391)
  Financial income (expenses)...............................      (355)        (5)          (360)
  Identifiable assets.......................................    12,090        285         12,375
  Capital expenditures......................................       580          9            589
  Depreciation and amortization.............................       741          4            745
1999
  Net revenues..............................................     9,976        286         10,262
  Income tax benefit........................................        13          2             15
  Income (loss) from operations.............................   (15,763)        23        (15,740)
  Financial income (expenses)...............................      (187)        --           (187)
  Identifiable assets.......................................    16,409         25         16,434
  Capital expenditures......................................       265         --            265
  Depreciation and amortization.............................     1,159          5          1,164

    There are no significant inter-segment sales or transfers.

                                 ACTIVCARD S.A.

                     (AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

11. SEGMENT AND GEOGRAPHIC INFORMATION (CONTINUED)

Security products revenue for the years ended December 31, 1997, 1998 and 1999 were composed as follows:

                                                              ------------------------------
                                                                  1997       1998       1999
                                                              --------   --------   --------
Smart card-related products.................................     460        634      2,916
Token-related products......................................   5,750      6,990      7,060
                                                               -----      -----      -----
  Total Security Products revenue...........................   6,210      7,624      9,976

The following is a summary of operations by geographic area for the years ended December 31, 1997, 1998 and 1999:

                                                              -----------------------------------------
                                                                           UNITED
                                                                FRANCE     STATES       ASIA      TOTAL
                                                              --------   --------   --------   --------
1997
Net revenues................................................    7,186        215       166       7,567
Income (loss) from operations...............................   (5,772)    (2,797)     (933)     (9,502)
Long-lived assets...........................................    2,171        409       115       2,695
Total assets................................................   11,882        882       287      13,051
Capital expenditures........................................       24         23        16          63
Depreciation and amortization...............................      482        196        38         716
1998
Net revenues................................................    6,989        836       441       8,266
Income (loss) from operations...............................   (5,585)    (4,199)     (607)    (10,391)
Long-lived assets...........................................    2,508        440       125       3,073
Total assets................................................   10,577      1,305       493      12,375
Capital expenditures........................................      242        278        69         589
Depreciation and amortization...............................      471        220        54         745
1999
Net revenues................................................    7,963      1,842       457      10,262
Income (loss) from operations...............................   (6,098)    (8,916)     (726)    (15,740)
Long-lived assets...........................................    1,521        437        78       2,036
Total assets................................................   13,045      3,147       242      16,434
Capital expenditures........................................       45        205        15         265
Depreciation and amortization...............................      887        214        63       1,164

                                 ACTIVCARD S.A.

                     (AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

11. SEGMENT AND GEOGRAPHIC INFORMATION (CONTINUED)

Customers representing more than 10% of consolidated revenues were as follows:

                                                              ------------------------------
                                                                  1997       1998       1999
                                                              --------   --------   --------
Security Products Segment:
  Customer A................................................   3,365      3,767      4,112
  Customer B................................................     839      1,141      1,014
  Customer C................................................     376         --         --
Engineering Services Segment:
  Customer D................................................      --         --        137
  Customer E................................................      --         --         77
  Customer F................................................       9          5         36
  Customer G................................................       2        189         --
  Customer H................................................     107        188         --
  Customer I................................................     294         58         --
  Customer J................................................      66         19         --
  Customer K................................................     114         --         --

12. SUBSEQUENT EVENTS

Schlumberger Systems, Business Brain Showa-Ota Inc., Sun MicroSystems, Inc. and SCM Microsystems, Inc. have subscribed to 174,825, 116,550, 582,750 and 116,550 respectively, of newly issued ordinary shares of the Company at $17.16 per share. This subscription price was derived and set at the Company's
December 16, 1999 board of directors meeting using the arithmetic average of the ten consecutive closing prices of the Company's stock between November 25 and December 8, 1999. The sale of these shares was approved by the Company's shareholders' meeting held on February 9, 2000. The expected net proceeds amount to approximately $16.5 million.

                              [INSIDE BACK COVER]

The back inside cover will contain:

- Photographs of the following ActivCard products shown on a background depicting a mock-up of network architecture:

ActivCard One token,
ActivCard Gold -- smart card,
ActivReader with smart card inserted, and compact disk representing ActivCard software.

- Bullet points listing the following applications under the following categories:

PATENTED SOFTWARE

    - Secure Network Authentication

    - Secure Internet Banking

    - Secure Remote Access

E-BUSINESS SERVICES

    - Digital Signature

    - Email Encryption

    - Static Password Management

    - Integrates into Network Computing Systems

SECURE INTERNET TRANSACTIONS

    - Personal ATM

    - Visa Cash

    - EMV Approved

    - Secure Signature

    - Secure Architecture

                                     [LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the Registrant's estimated expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions.

Securities and Exchange Commission registration fee.........  $   57,077
Nasdaq National Market listing fee..........................      60,000
Easdaq listing fee..........................................      10,000
NASD filing fee.............................................      22,120
Printing and engraving expenses.............................     400,000
Legal fees and expenses.....................................     800,000
Accounting fees and expenses................................     300,000
Blue sky fees and expenses (including legal fees)...........      10,000
Registrar and transfer agent................................      20,000
Miscellaneous...............................................     320,803
                                                              ----------
Total.......................................................  $2,000,000
                                                              ==========

The amounts set forth above are estimates except for the Nasdaq National Market listing fee.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

French law generally prohibits the Registrant from entering into indemnification agreements with its directors and officers providing for limitations on personal liability for damages and other costs and expenses that may be incurred by directors and officers arising out of or related to acts or omissions in such capacity. French law also prohibits the STATUTS of the Registrant from providing for the limitation of liability of a member of the Board of Directors. These prohibitions may adversely affect the ability of the Registrant to attract and retain directors. Generally, under French law, directors and officers will not be held personally liable for decisions taken diligently and in the corporate interest of the Registrant. Nevertheless, the Registrant has obtained insurance to cover directors' and officers' legal liability arising from alleged wrongful acts that might occur in their respective capacities. The Registrant believes that this insurance is comparable to that maintained by other companies similar to it.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

Within the past three years the Registrant has sold and issued the following securities which were not registered under the Securities Act set forth below. No person acted as an underwriter with respect to the transactions, except as set forth below. In each of the following instances the securities were either offered and sold outside the United States to persons not citizens or residents of the United States in a manner not requiring registration under the Securities Act, pursuant to Rules 901 through 903 promulgated thereunder, or were issued in a manner not involving a public offering and therefore not requiring registration under the Securities Act pursuant to Section 4(2) thereof. In addition, certain issuances described in Item 10 below were deemed exempt from registration under the Securities Act in reliance upon Rule 701 under the Securities Act. The consideration paid to the Registrant in each case was cash, unless otherwise indicated below.

(1) In April and May 1997, ActivCard S.A. issued 174,280 ordinary shares at FF6.25 per share, resulting from the exercise of warrants issued in September 1995.

(2) In June 1997, ActivCard S.A. issued 603 convertible bonds bearing 7.75% interest for a nominal value of $6,030,000 million. Bryan Garnier & Cie Limited and Cross Border Enterprise LLP acted as underwriters. The total underwriting commission was comprised of 52,152 warrants at an exercise price of $4.60 and $301,500 in cash.

(3) In October 1997, ActivCard S.A. issued 200 convertible bonds bearing 7.75% interest for cash proceeds of $2,000,000 million. Bryan Garnier & Cie Limited and Cross Border acted as underwriters. The total underwriting commission was comprised of 17,384 warrants at an exercise price of $4.60 and $100,000 in cash.

(4) In March 1998, ActivCard S.A. issued 4,658,773 ordinary shares at $2.00 per share resulting from a capital increase with preferential subscription rights. Bryan Garnier & Cie Limited acted as underwriters. The aggregate offering price was $9,317,546 and the total underwriting commission was $279,526.

(5) In April, June, November and December 1998, ActivCard S.A. issued 529,576 ordinary shares with a nominal value of FF6.25 per share, resulting from the exercise of warrants issued in September 1995 and December 1995.


(6) In February 12, 1999, ActivCard S.A. issued 8,303,179 ordinary shares at $1.25 per share. Bryan Garnier & Cie Limited acted as underwriters. The aggregate offering price was $10,379,648.75 and the total underwriting commission was $674,677.


(7) In July 19, 1999, ActivCard S.A. issued 480,000 shares as the settlement of a litigation. "See Business--Legal Proceedings".

(8) In October 1999, ActivCard S.A. issued 12,000 Convertible Bonds with warrants attached at $500 per bonds. One bond is convertible into 25 shares with 100 warrants attached to each bond. Each warrant gives the holder the right to subscribe to 1 share of common stock at $5. These bonds do not pay interest. Bryan Garnier & Cie Limited acted as underwriters and received a commission of $360,000.

(9) In February 2000, ActivCard S.A. issued 291,375 ordinary shares at $17.16 per share to two investors pursuant to Rules 901 and 903 under the Securities Act and 699,300 ordinary shares at $17.16 per share to two accredited investors for aggregate proceeds of $16,999,983. SG Cowen Securities Corporation acted as placement agent and received placement fees of $250,000.

(10) Since January 1, 1997, there have been issued, and there remain outstanding, options to purchase an aggregate of 3,601,906 ordinary shares with exercise prices ranging from $1.67 to $32.80 per share and warrants to purchase 1,401,000 ordinary shares with exercise prices ranging from $4.14 to $8.93 per share. Since January 1, 1997, options to purchase 315,328 ordinary shares have been exercised for an aggregate consideration of $1,414,000 and warrants to purchase 938,216 ordinary shares have been exercised for an aggregate consideration of $2,313,000.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) EXHIBITS

The following is a list of exhibits filed as part of this registration statement.


       EXHIBIT
       NUMBER                                   DESCRIPTION
---------------------   ------------------------------------------------------------
          1.1           Form of Underwriting Agreement.
          3.1*          Amended STATUTS, or charter and by-laws, of ActivCard S.A.
                        (with English translation).
          4.1           Form of Deposit Agreement among ActivCard S.A., The Bank of
                        New York, as Depositary, and holders from time to time of
                        American Depositary Receipts issued thereunder (including, as an exhibit thereto, the form of American Depositary
                        Receipt).
          5.1           Opinion of Shearman & Sterling as to validity of the shares being issued.
         10.1*          Convertible Bond dated June 19, 1997 of ActivCard S.A. (with
                        English translation).
         10.2*          Convertible Bond dated October 28, 1997 of ActivCard S.A.
                        (with English translation).
         10.3*          Convertible Bond dated October 1999 of ActivCard S.A. (with
                        English translation).
         10.4*          1997 French Stock Option Plan (with English
                        translation)(each participant executes a copy of this form).
         10.5           1997 U.S. Stock Option Plan.
         10.6*          1998 French Stock Option Plan with (English
                        translation)(each participant executes a copy of this form).
         10.7*          1998 U.S. Stock Option Plan (each US participant executes a copy of this form).
         10.8*          1999 Stock Option Plan (with English translation).
         10.9+*         Agreement dated June 10, 1996 between Samsung Semiconductor
                        Europe GmbH and ActivCard S.A.
        10.10*          Stock Purchase Agreement dated December 29, 1999 between
                        ActivCard S.A. and Business Brain Showa-Ota Inc.
        10.11*          Stock Purchase Agreement dated January 5, 2000 between
                        ActivCard S.A. and Schlumberger Systemes.
        10.12*          Stock Purchase Agreement dated February 3, 2000 between
                        ActivCard S.A. and Sun Microsystems, Inc.
        10.13*          Settlement Agreement and Release having an effective date on or before August 2, 1999 among ActivCard S.A., ActivCard,
                        Inc., Yves Audebert, Achille Delahay, Jean Gerard Galvez and
                        Kenneth R. Fireman.
        10.14*          Agreement dated February 22, 2000 between ActivCard S.A. and
                        Kenneth R. Fireman.
        10.15*          Registration Rights Agreement dated February 3, 2000 between
                        ActivCard S.A. and Sun Microsystems, Inc.
        10.16*          Registration Rights Agreement dated February 3, 2000 between
                        ActivCard S.A. and SCM Microsystems, Inc.
         21.1*          Subsidiaries of the Registrant.
         23.1           Consent of Ernst & Young Audit.
         23.2           Consent of Shearman & Sterling is included in its opinion
                        filed as Exhibit 5.1.
         24.1           Power of Attorney (see page II-6).


------------------------


*   Previously filed with the Securities and Exchange Commission.


+ Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

(b) FINANCIAL STATEMENTS AND SCHEDULES

(1) Financial Statements

The financial statements filed as part of this registration statement are listed in the index to the financial statements as page F-1.

(2) Schedules

The financial statement schedules of ActivCard have been omitted because the information required to be set forth therein is not applicable or is shown in the Financial Statements or notes thereto.

ITEM 17. UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14. Indemnification of Directors and Officers above, or otherwise, ActivCard has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment to ActivCard of expenses incurred or paid by a director, officer or controlling person of ActivCard in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, ActivCard will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by ActivCard pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

(3) It will provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, as amended, ActivCard certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Paris, France on March 14, 2000.


                                             ACTIVCARD S.A.

                                             By:  /s/ JEAN-GERARD GALVEZ
                                                  ------------------------------------------
                                                  Name: Jean-Gerard Galvez
                                                  Title: Chairman of the Board of Directors,
                                                       President and Chief Executive Officer
                                                       (PRESIDENT DIRECTEUR GENERAL)

                               POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Jean-Gerard Galvez and George Wikle and each of them severally, his true and lawful attorney or attorneys with power of substitution and resubstitution to sign in his name, place and stead in any and all such capacities the registration statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, each of said attorneys to have power to act with or without the other, and to have full power and authority to do and perform, in the name and on behalf of each such officer and director of the registrant who shall have executed such a power of attorney, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as such officer or director of the registrant might or could do in person.


Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on March 14, 2000:


                      SIGNATURE                                            TITLE
                      ---------                                            -----
               /s/ JEAN-GERARD GALVEZ                       Chairman of the Board of Directors,
     -------------------------------------------           President and Chief Executive Officer
                 Jean-Gerard Galvez                            (PRESIDENT DIRECTEUR GENERAL)

                  /s/ YVES AUDEBERT                       Vice Chairman of the Board of Directors
     -------------------------------------------                and Chief Technology Officer
                    Yves Audebert                                  (DIRECTEUR FINANCIER)

                  /S/ GEORGE WIKLE                         Chief Financial Officer and Secretary
     -------------------------------------------        and Authorized Representative in the United
                    George Wikle                                           States

                /s/ THOMAS A. ARTHUR
     -------------------------------------------           Senior Vice President, Worldwide Sales
                  Thomas A. Arthur                                and Business Development

                 /s/ JAMES E. OUSLEY
     -------------------------------------------                          Director
                   James E. Ousley

                 /s/ SERGIO CELLINI
     -------------------------------------------                          Director
                   Sergio Cellini

                 /s/ CLIFFORD GUNDLE
     -------------------------------------------                          Director
                   Clifford Gundle

                 /s/ MONTAGUE KOPPEL
     -------------------------------------------                          Director
                   Montague Koppel

                  /s/ LEE KHENG NAM
     -------------------------------------------                          Director
                    Lee Kheng Nam

              /s/ ANTOINE R. SPILLMANN
     -------------------------------------------                          Director
                Antoine R. Spillmann

                               INDEX TO EXHIBITS


       EXHIBIT                                                                          PAGE
---------------------                                                                 --------
    1.1                 Form of Underwriting Agreement.
    3.1*                Amended STATUTS, or charter and by-laws, of ActivCard S.A.
                        (with English translation).
    4.1                 Form of Deposit Agreement among ActivCard S.A., The Bank of
                        New York, as Depositary, and holders from time to time of
                        American Depositary Receipts issued thereunder (including, as an exhibit thereto, the form of American Depositary
                        Receipt).
    5.1                 Opinion of Shearman & Sterling as to validity of the shares being issued.
   10.1*                Convertible Bond dated June 19, 1997 of ActivCard S.A. (with
                        English translation).
   10.2*                Convertible Bond dated October 28, 1997 of ActivCard S.A.
                        (with English translation).
   10.3*                Convertible Bond dated October 1999 of ActivCard S.A. (with
                        English translation).
   10.4*                1997 French Stock Option Plan (with English
                        translation)(each participant executes a copy of this form).
   10.5                 1997 U.S. Stock Option Plan.
   10.6*                1998 French Stock Option Plan with (English
                        translation)(each participant executes a copy of this form).
   10.7*                1998 U.S. Stock Option Plan (each US participant executes a copy of this form).
   10.8*                1999 Stock Option Plan (with English translation).
   10.9+*               Agreement dated June 10, 1996 between Samsung Semiconductor
                        Europe GmbH and ActivCard S.A.
   10.10*               Stock Purchase Agreement dated December 29, 1999 between
                        ActivCard S.A. and Business Brain Showa-Ota Inc.
   10.11*               Stock Purchase Agreement dated January 5, 2000 between
                        ActivCard S.A. and Schlumberger Systemes.
   10.12*               Stock Purchase Agreement dated February 3, 2000 between
                        ActivCard S.A. and Sun Microsystems, Inc.
   10.13*               Settlement Agreement and Release having an effective date on or before August 2, 1999 among ActivCard S.A., ActivCard,
                        Inc., Yves Audebert, Achille Delahay, Jean Gerard Galvez and
                        Kenneth R. Fireman.
   10.14*               Agreement dated February 22, 2000 between ActivCard S.A. and
                        Kenneth R. Fireman.
   10.15*               Registration Rights Agreement dated February 3, 2000 between
                        ActivCard S.A. and Sun Microsystems, Inc.
   10.16*               Registration Rights Agreement dated February 3, 2000 between
                        ActivCard S.A. and SCM Microsystems, Inc.
   21.1*                Subsidiaries of the Registrant.
   23.1                 Consent of Ernst & Young Audit.
   23.2                 Consent of Shearman & Sterling is included in its opinion
                        filed as Exhibit 5.1.
   24.1                 Power of Attorney (see page II-6).


------------------------


*   Previously filed with the Securities and Exchange Commission.


+ Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.